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82- SUBMISSIONS FACING SHEET

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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Escada

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APR 2 2 2008
THOMSON FINANCIAL

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FILE NO. 82- 34894 FISCAL YEAR 10-31-07

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DAT : 4/18/08



ESCADA

FISCAL YEAR 2006/2007

ESCADA

FISCAL YEAR 2006/2007

ESCADA AT A GLANCE

AS OF OCTOBER 31, 2007

in million Euros

Fiscal year	2006/2007	2005/2006	2004/2005
Consolidated accounts per	IFRS/IAS	IFRS/IAS	IFRS/IAS
Consolidated sales	**686.1**	695.2	648.6
Sales, Germany	196.5	198.3	177.1
Sales, Other countries	489.6	496.7	471.5
Personnel expenses	155.1	150.4	145.3
Other operating expenses	240.4	236.3	227.1
Earnings before depreciation and amortization (EBITDA)	**68.2**	74.1	65.1
EBIT before one-time expences	47.1	52.9	45.6
Profit/loss before taxes	–8.6	24.6	29.2
Consolidated net profit/loss (after minority interests)	**–27.3**	6.9	13.7
Investments in tangible and intangible assets	33.8	31.3	21.5
Depreciation and amortization	21.2	21.2	19.5
Inventories	90.8	102.4	125.5
Total assets	430.1	426.1	433.4
Net debt	**164.7**	188.7	207.7
Gross profit margin (%)	**63.4**	62.4	62.8
Personnel expenses (%)	22.6	21.6	22.4
EBITDA margin (%)	9.9	10.7	10.0
ROIC on EBIT basis (%)	13.3	14.3	11.9
EVA (million Euro)	–46.2	–10.8	–12.2
Economic equity ratio* (%)	19.5	26.4	23.5
Number of employees (as of reporting date)	4,187	4,004	3,974
Figures per share			
Earnings per share according to IAS (undiluted) (EUR)	–1.62	0.42	0.83
Dividend (EUR)	0.0	0.0	0.0
High/low trading price, common stock (EUR)	38.00/24.20	26.98/19.30	23.77/15.30

* Including convertible bond.

CONTENTS

BOARD OF MANAGEMENT AND SUPERVISORY BOARD 006

LETTER TO THE SHAREHOLDERS 006

REPORT OF THE SUPERVISORY BOARD 010

IMAGES OF ESCADA 016

THE ESCADA STOCK 022

INFORMATION ON ESCADA STOCK 022

2007 IN THE STOCK MARKETS 023

MARKET CAPITALIZATION AND CAPITAL STRUCTURE 023

SHAREHOLDER STRUCTURE 024

INVESTOR RELATIONS AND CREDIT RELATIONS 025

DIVIDEND 025

CORPORATE GOVERNANCE REPORT 026

DECLARATION OF CONFORMITY 2007 026

COOPERATION BETWEEN BOARD OF MANAGEMENT AND SUPERVISORY BOARD 027

REMUNERATION REPORT 028

SHARES OF BOARD MEMBERS 030

STOCK OPTION PROGRAM 031

DIRECTORS' DEALINGS 031

VALUE PERFORMANCE (EVA®) 032

CONTACT 035

MANAGEMENT DISCUSSION AND ANALYSIS 036

BUSINESS AND GENERAL CONDITIONS 038

STRUCTURE AND ORGANIZATION OF ESCADA GROUP 038

KEY BUSINESS FACTORS 039

GENERAL ECONOMIC CONDITIONS 040

CONDITIONS IN THE LUXURY GOODS MARKET 041

CONTROL SYSTEMS AND CONTROL PARAMETERS 042

RESEARCH AND DEVELOPMENT ACTIVITIES 042

EARNINGS; ASSET AND FINANCIAL POSITION 043

ASSESSMENT OF THE YEAR UNDER REVIEW 043

SALES AND EARNINGS PERFORMANCE 043

ASSET POSITION 046

FINANCIAL POSITION 046

LIQUIDITY DEVELOPMENT 048

CAPITAL EXPENDITURES 048
SEGMENT REPORT 049
ESCADA 049
BUSINESS PERFORMANCE 052
ESCADA COLLECTION 056
ESCADA SPORT 060
ESCADA ACCESSORIES 064
ESCADA LICENCES 068
PRIMERA 070
PERSONNEL REPORT 076
EVENTS SUBSEQUENT TO THE REPORTING DATE 076
FORECAST REPORT 077
GENERAL ECONOMIC CONDITIONS 077
CONDITIONS IN THE LUXURY GOODS MARKET 077
STRATEGIC TARGETS AND MEASURES – "ESCADA EXCELLENCE"-PROGRAM 078
ECONOMIC TARGETS 081
OPPORTUNITY AND RISK REPORT 081
INFORMATION ACCORDING TO SEC. § 315 HGB 085
STATEMENTS ABOUT THE FUTURE 089

THE ESCADA SHOP BERLIN 090

CONSOLIDATED ANNUAL FINANCIAL STATEMENTS (IFRS/IAS) 096
ESCADA GROUP BALANCE SHEET 096
ESCADA GROUP INCOME STATEMENT 098
ESCADA GROUP BALANCE STATEMENT OF CHANGES IN EQUITY 100
ESCADA GROUP CASH FLOW STATEMENT 102

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 104

FURTHER NOTES 136
AUDITOR'S REPORT 136
NOTES TO THE ESCADA AG ANNUAL FINANCIAL STATEMENT (ABRIDGED) 138
PROPOSED APPROPRIATION OF RETAINED EARNINGS 141
FINANCIAL GLOSSARY 142
INDEX 146
PUBLICATION INFORMATION 148

LETTER TO THE SHAREHOLDERS

Dear shareholders,

fiscal year 2006/2007 has been a challenging year for the ESCADA Group. Restructuring has been necessary to set the focus on building a strong and sustainable platform, bringing the company into the top league of international, global luxury brands. It is clear to me that ESCADA can achieve this target. Historically, ESCADA is a powerful brand, but to recover our status we have to face the challenges of our industry with a structured and a long-term point of view.

A look at the facts and figures shows that in 2006/2007 ESCADA could not achieve the economic targets that had been set at the start of the fiscal year. Group sales of 686.1 millions Euros were 1.3% below last year's level. Operative earnings (EBITDA) of 68.2 million Euros also fell short of last year's figure of 74.1 million Euros. The combined effects from one-time expenses for structural optimizations and the expenses incurred from the German Corporate Tax Reform add up to a loss after taxes of 27.3 million Euros. These one-time expenses were necessary after many postponements, both at the level of the global organization as well as at the level of commercial structures and more specifically the store network management.

The sales and profitability performance 2006/2007 is disappointing, especially in view of the ongoing growth dynamic of the worldwide luxury industry. We have not been able to participate in the growth of our industry.

A reasonable assessment of ESCADA's situation showed that key strategic challenges had to be addressed quickly but in a structured way. That is the reason why we defined and launched the five years "ESCADA Excellence" program in June 2007. It has been shared at all levels of our organization as understanding, commitment and responsibility will set the ground to generate the dynamic growth we are expecting for the Group.

Here are our main priorities:

- In order to compete internationally and to meet consumer expectations to secure a long-term development we are creating a **strong brand identity** based on our historical roots. This one brand identity approach, along with our ready-to-wear know-how and design directions, gives strength to our two collections:
  ESCADA Collection is the reference, appealing to our existing customer basis, offering a wide range of products for all occasions. It is our classic offer, in line with current trends.
  ESCADA Sport, on the other hand, targets a new group of customers with a more easy going and "cool" offer. This approach which really distinguishes two lines of products and two different customer groups will allow us to conquer market share.

- The market reality and our ambition for the ESCADA brand impose the necessity to propose, in our portfolio, a convincing **offer of accessories, namely bags and shoes.** Although we missed this opportunity in the past, we have already completely restructured this segment in order to be able to reach our objective of 20% of our sales over a period of five years. The bag offer for Fall/Winter 2008 reflects already this major change.

- The re-launch of ESCADA requires that we focus our commercial activities in our **core markets.** This means securing and expanding our positions in such countries as the USA and Germany, but also stressing ESCADA's leading status in Russia. In addition we are strengthening our presence in Greater China, Korea and Japan.

- ESCADA owns a wide and diverse **retail network** which accounts for about 50% of our sales. It is a very important competitive advantage and a huge potential for an accelerated growth, provided we have now the right product offer. Currently its productivity is weak with sales of 7,000 Euros/sqm, behind our competitors benchmarks of 15,000 Euros/sqm. This explains our action plan to become a professional and profitable retailer through retail management expertise and careful investment program through renovation and expansion. We apply now also the same level of requirements to our franchise and wholesale developments.

- The execution of our strategy relies on professional and motivated teams within a clear **organization.** Experienced international executives from fashion and luxury have been recruited to fill key positions that had been vacant or newly created, more specifically in product and sales divisions. But we want also to benefit more from the know-how and the expertise of our existing team members. In effect, the mission of our organization is to constantly focus on two major fields "customers" and "products" at all levels of our value chain from industrial processes to shop level. Hence, each employee recognizes his individual responsibility within the necessary team work.

- ESCADA and **PRIMERA** are strategically different. So the implementation of "ESCADA Excellence" imposes also important changes at the level of PRIMERA.
  PRIMERA is a successful financial investment for ESCADA and its development requires operational autonomy as its four brands are active in "bridge" and "fast fashion" markets. So each brand, apriori, BiBA, cavita and Laurèl has now a specific strategy and is reinforced at the level of management and product.
  Their commercial development will privilege Germany along with Central and Eastern European markets.

The current fiscal year 2007/2008 will be clearly a year of transition, which nonetheless will bear the first positive results from the "ESCADA Excellence" program.

Following a difficult year and a negative first quarter influenced by the weak results of the Fall/Winter collection 2007, we nonetheless expect a slight improvement in the lower single-digit percentage range for Group sales and EBITDA in fiscal year 2007/2008.

Seeing the first positive reactions to our new collections offer, as well as the first impact of our reorganization it is of the utmost importance to remain fully concentrated on the execution of our structured and long-term action plan.

Yours faithfully,

Jean-Marc Loubier
CEO

Aschheim/Munich, February 2008



Beate Rapp (COO)



Jean-Marc Loubier (CEO)



Markus Schürholz (CFO)

REPORT OF THE SUPERVISORY BOARD

FOR FISCAL YEAR 2006/2007

During fiscal year 2006/2007 the Supervisory Board of ESCADA AG monitored the work of the Board of Management critically and gave counsel in accordance with legal stipulations and the articles of incorporation.

The Board met ten times, of which three were extraordinary meetings. Further to this, the Audit Committee met twice and the Strategy Committee came together eight times. Further to these, the Standing Committee (Mediation and Personnel Committee) came together once. In addition, a Special Committee was convened to investigate an issue. This Committee met twice.
A total of ten members were prevented and excused from attending seven meetings of the Supervisory Board.

Mutual trust and the seamless exchange of information form the basis of cooperation between the Board of Management and the Supervisory Board. This holds true in particular for the Chairperson of both organs, who were in close contact also between meetings. This meant that the Supervisory Board was constantly informed about business performance of the ESCADA Group and ESCADA AG as well as the key operative and strategic decisions and plans made by the Board of Management.

The Board of Management of ESCADA AG was present during all meetings of the Supervisory Board in the year under review in order to explain the Supervisory Board members material business transactions and plans as well as answer the questions of the control board accordingly.

As in the years before, the Supervisory Board as well as its Sub-Committees consulted guests and external experts such as auditors, in their deliberations with the objective of discussing specific issues.

Changes in the Board of Management

Both company organs underwent major changes in the year under review.

On May 30, 2007 the company announced that the Supervisory Board and the Chief Executive Officer (CEO), Mr. Frank Rheinboldt, had agreed on a separation by mutual consent, effective as of May 31, 2007. The Supervisory Board wishes to express its gratitude to Mr. Rheinboldt for his many years of service for the ESCADA Group.

The Supervisory Board appointed Mr. Jean-Marc Loubier, member of ESCADA AG's Supervisory Board and Chairman of the Strategy Committee, as new CEO, effective June 1, 2007. In his previous assignments, Mr. Loubier had held managing positions for 16 years in the LVMH Group. From 1990 until 2000 he acted as Executive Vice President of Louis Vuitton and from 2000 until early 2006 he was President and CEO of Céline.

Changes in the Supervisory Board

Effective November 20, 2006, Mr. Franz Enderle resigned for good cause from his position on the Supervisory Board. The Regional Court Munich appointed Mr. Jean-Marc Loubier as his successor.

The Annual Shareholders' Meeting on May 14, 2007 elected the six Shareholders' representatives on ESCADA AG's Supervisory Board. The shareholders elected the following candidates to the Supervisory Board:

- Rustam Aksenenko, Anières, Switzerland,
  CEO of Finartis Group S.A., Geneva, Switzerland
- Jean-Christophe Hocke, Corsier, Switzerland,
  Attorney at law and partner of Python & Peter, Geneva, Switzerland
- Dr. Martin Kuhn, Munich,
  Attorney at law and partner of CMS Hasche Sigle, Munich

- Jean-Marc Loubier, Paris, France,
  Business consultant (until May 31, 2007, as of June 1, 2007 CEO)
- Claus Mingers, Wetter/Ruhr,
  Managing Partner of CM Consulting & Marketing GmbH, Cologne
- Hans-Jörg Rudloff, London, Great Britain,
  Chairman of the Executive Board of Barclays Capital, London, Great Britain

In the spring of 2007 re-elections for the employees representatives were held according to schedule. Three new employees' representatives were elected to sit on ESCADA AG's Supervisory Board and three existing members were confirmed. The employees elected the following candidates to the Supervisory Board:

- Monika Bader-Janzen, Hünxe,
  Chairwoman of Group works council for ESCADA AG
- Susanne Hartmann, Hohenkammer,
  Commercial employee of ESCADA AG
- Gisela Hennig, Oberhausen,
  Commercial employee of BiBA GmbH, Duisburg
- Richard Lohner, Baldham,
  Head of Finance of ESCADA AG
- Britta Munkler, Ratingen,
  District secretary of Ver.di (Trade Union), Duisburg
- Jürgen Wagner, Munich,
  District secretary of IG Metall (Trade Union), Munich

All elections were for the period of the Annual Shareholders' Meeting on May 14, 2007 until the end of that Annual Shareholders' Meeting at which actions of the Supervisory Board are formally accepted for the fourth fiscal year after the start of the term, not counting the fiscal year in which the term began.

The previous Chairman of the Supervisory Board, Mr. Peter Zühlsdorff, was no longer available for re-election by the Shareholders' Meeting. Mr. Zühlsdorff had been a member of the Supervisory Board since 1997 and had chaired the Board for ten years. In this time he accompanied ESCADA AG with great commitment, especially in the difficult phases of restructuring and refocusing the company, and offered his entrepreneurial experience and his extensive networks for the benefit of the company. The Supervisory Board wishes to express its gratitude to Mr. Zühlsdorff for his services and wishes him all the best for the future.

On May 15, 2007 the company announced that, at its constituent meeting, the newly established Supervisory Board elected Mr. Hans-Jörg Rudloff as its new Chairman.

On September 7, 2007 the Regional Court in charge appointed Mr. Raffaello Napoleone, CEO of Pitti Immagine S.r.l., Florence, Italy, as member of the Supervisory Board to succeed Mr. Loubier.

On December 4, 2007 Mr. Rudloff announced that he would resign for personal reasons from his position as Chairman of the Supervisory Board effective December 5, 2007. The Supervisory Board wishes to express its gratitude to Mr. Rudloff for his services in the restructuring-year 2006/2007. In accordance with the Articles of Incorporation, the Deputy Chairman, Mr. Jürgen Wagner, took over as Chairman of the Board until further notice.

Focal points for the Supervisory Board

In nearly all of its meetings during the year under review the Supervisory Board covered in great detail the current business development, the asset, finance and earnings situation of ESCADA AG and ESCADA Group and addressed and discussed at length – and also controversially – the planning and budgets prepared by the Board of Management.

Further to these, the Board's deliberations focused primarily on the following issues:

- Various questions regarding human resources (e.g. changes in the office of CEO, new creation of and recruitment for executive positions in the Group, candidates for election to the Supervisory Board, handling of various contracts with consultants);
- Principal strategic focus and fields of action in the Group over the coming years ("ESCADA Excellence" program);
- New direction for the company-own retail (review of the ongoing modernization program for ESCADA shops; introduction of meaningful performance indicators for the shop level; IT investments in retail);
- Current fields of action and strategic options for the PRIMERA business unit;
- Various questions of Corporate Governance (e.g. future tasks and competencies of the Strategy Committee, approval of new by-laws for the Board of Management).

The annual financial statement 2006/2007 for ESCADA AG, the consolidated financial statements, management's discussion and analysis for ESCADA AG and the Group were audited by the appointed independent auditors, AWT Horwath GmbH, Wirtschaftsprüfungsgesellschaft, of Munich. The documents received the auditor's unqualified certificate. The independent auditors participated in those meetings of the Supervisory Board and Audit Committee relating to the financial statements, explained their findings, and answered questions from members of the Supervisory Board.

The Supervisory Board endorsed the independent auditors' findings and examined the annual financial statements, management's discussion and analysis, the consolidated financial statements and the consolidated management's discussion and analysis at its meeting convened for this purpose on February 19, 2008. The Supervisory Board found no cause for objection and approved the annual financial statements and the management's discussion and analysis for ESCADA AG and the Group. The annual financial statements are thereby officially adopted in compliance with Sec. 172 of the German Stock Corporations Act.

Fiscal year 2006/2007 was a difficult year for ESCADA. The results achieved amply demonstrate the necessity to tackle the existing weaknesses and deficits resolutely in order to return to a dynamic sales and earnings performance. In the "ESCADA Excellence" program the Board of Management has outlined the strategic guidelines for the coming years and defined numerous operative measures. The Supervisory Board will closely monitor the ongoing realization of this program and examine whether and to what extent the intended improvements in performance are made.

Pursuant to Sections 289 para. 4, 315 para. 4 HGB, ESCADA AG has to give notification for the first time regarding the rules for public tenders, the acquisition of securities and the take-over of companies. In the period under review, the Supervisory Board of ESCADA AG did not have to deal with questions of a take-over or the particulars regarding the statements necessary under the German Takeover Direction Implementation Act (Übernahmerichtlinie-Umsetzungsgesetz). For further details see explanation on page 85 of the management discussion and analysis.

The Supervisory Board wishes to thank all employees of ESCADA AG and its subsidiaries for their dedicated work. The Board wishes all employees and the Board of Management resoluteness and every success in its work of redirecting the Group.

Aschheim/Munich, February 19, 2008
For the Supervisory Board

Jürgen Wagner
Deputy Chairman of the Supervisory Board













INFORMATION ON ESCADA STOCK

KEY FIGURES ON ESCADA STOCK

First listed			**May 23, 1986**
Stock exchange	Frankfurt/Main (trading floor and Xetra), Berlin-Bremen, Düsseldorf, Hamburg, Hanover, Munich, Stuttgart		
Index	CDAX, SDAX, Prime All Share, Classic All Share, Prime Consumer, Prime IG Clothing & Footwear Performance Index		
Stock category	No-par bearer common stock		
German securities identification number (WKN)	Old shares 569210	New shares* A0PNVB	Bond A0EJ83
ISIN	Old shares DE0005692107	New shares* DE000A0PNVB3	Bond XS0215685115
SYMBOL	Deutsche Börse ESC	Bloomberg ESC/DE	Reuters ESCG.DE
ESCADA share price on 12/28/2007 in Euros			19.03
ESCADA Performance 12/29/2006 – 12/28/2007 in %			–36.35
DAX Performance 12/29/2006 – 12/28/2007 in %			22.29
SDAX Performance 12/29/2006 – 12/28/2007 in %			–6.75
Number of shares as of 12/28/2007			16,883,514
Average trading volume shares/day 2007 (Xetra)			46,917
Market capitalization as of 12/28/2007 in million Euros			321.3

*New shares from conversion of convertible bond after 10/31/2007 and/or for exercise of stock options until annual shareholders' meeting on April 17, 2008.

SELECTED ANALYSTS' CURRENT RECOMMENDATIONS ON ESCADA

Aurel Leven	10/2007	Buy	DZ Bank	10/2007	Buy
Berenberg Bank	10/2007	Hold	equinet	12/2007	Reduce
Citigroup	01/2008	Buy	Sal. Oppenheim	12/2007	Buy
Deutsche Bank	09/2007	Hold	Unicredit	01/2008	Sell

FINANCIAL CALENDAR ESCADA

February 29, 2008	Balance Sheet Press Conference and Analyst Conference 2006/2007
February 29, 2008	Key Figures First Quarter 2007/2008 (November 2007 – January 2008)
April 17, 2008	Annual Shareholders' Meeting 2006/2007
June 26, 2008	Interim Report 1st Half Year 2007/2008 (November 2007 – April 2008)
September 23, 2008	Interim Report Nine Months 2007/2008 (November 2007 – July 2008)
December 18, 2008	Preliminary Key Figures 2007/2008

2007 IN THE STOCK MARKETS

Even though the main German Index DAX clocked up a positive performance of 22.3%, 2007 posed a number of tricky challenges on the stock exchanges. While the first six months saw a strong performance on the stock exchange given the underlying dynamic development of the economy, the subprime crisis in the USA abruptly brought this upturn to a halt in the middle of the year. The second half of the year was then characterized by significantly higher volatility, which struck especially small and medium-sized corporations. Thus the MDAX index rose by merely 4.9% while the SDAX actually lost 6.8% of its value. ESCADA's stock could not budge this trend either and registered a drop of –36.4%.

MARKET CAPITALIZATION AND CAPITAL STRUCTURE

On October 31, 2007 market capitalization came to 478.3 million Euros and was thus 24.0 million Euros, or 5.3%, higher than on the reporting date of last year (454.3 million Euros).

At 39,893 stocks per day the average daily trading volume during the last fiscal year was 388.3% higher than in the previous year (10,275 shares).

The capital stock of ESCADA AG as of October 31, 2007, amounted to 86.4 million Euros, divided into 16,883,514 bearer shares of no-par bearer common stock. This figure includes 45,000 new no-par shares from stock options exercised during the year under review as well as 1,647,619 no-par shares (out of a total of 1,991,163 shares) from the conversion of the convertible bond issued in 2003. This is equivalent to a conversion ratio of 82.8% (previous year 82.7%). As of October 31, 2007, some 343,544 convertible bonds were still outstanding.

According to the definition by Deutsche Börse the share of free float per October 31, 2007 was 63.3%. The free float follows from the definition according to which institutional investors (funds, asset managers, investment management companies) with short-term investment strategies and a share of less than 25% as well as private shareholders with a share of less than 5% are to be classified as free float.

SHAREHOLDER STRUCTURE[1]

Mr. Rustam Aksenenko (CEO of the Swiss Finance Group Finartis) has been the largest single shareholder since the end of 2003, holding a total share of 26.7 %. Further major shareholders were Bestinver Gestión (Madrid) with a share of around 11.0%, Fidelity (London and Boston) with 10.3 % as well as Schroder Investment Management (London) with a share of 8.7 %. The company founder and former CEO, Wolfgang Ley, held nearly 9.9 % of outstanding shares as of reporting date. Further large blocks of stocks were held in Great Britain, North America, France and Italy.

SHAREHOLDER STRUCTURE AS OF OCTOBER 31, 2007 (in %)


RUSTAM AKSENENKO 26.7
TOTAL: 16,883,514 SHARES
WOLFGANG LEY 9.9
FREE FLOAT[2] 63.3
(incl. Bestinver Gestion (11.0%), Fidelity (10.3%) and Schroder Investment Management (8.7%))

[1] Reporting date, October 31, 2007
[2] As defined by Deutsche Börse

INVESTOR RELATIONS AND CREDIT RELATIONS

Communication with institutional and private investors has been playing a prominent role at ESCADA for many years. The Board of Management presented the Company in conference calls, one-on-one meetings as well as analyst conferences and roadshows both at home and abroad. In the past fiscal year the focus was on communicating the change in the company's leadership as well as the newly launched strategy program "ESCADA Excellence", which was introduced to the public in June 2007 (see also page 78).

The financial press and analyst conference for fiscal year 2005/2006 was held on March 6, 2007 in ESCADA's showroom at headquarters. As in the years before, the analyst conference was broadcast live on the Internet and posted as video recording on the company's Website. The annual shareholders' meeting on May 14, 2007 was held in Munich. With a presence of 75.1 % (2006: 74.9 %) of the capital stock the meeting was the key investor relations event for our private shareholders. As in the years before, a recording of the shareholders' meeting was available online on ESCADA's Website.

The growing significance of communicating via the Internet continued unabated over the last fiscal year. Next to aforementioned events, which are kept permanently accessible, all Ad-hoc Bulletins and Press Releases, Quarterly Reports, Financial Reports and the Financial Calendar, Company Presentations and other information such as Corporate Governance, Directors' Dealings or the documents pursuant to § 10 WpPG (German Securities Prospectus Act) are made available in German and English. On top of these, ESCADA AG provides all information and documents regarding the annual shareholders' meeting on the company's Website.

Communication with our bond investors was also further intensified in the year under review. The Board of Management presented the company at two international high yield bond conferences and in numerous one-on-one meetings. Further to these, annual meetings were held with the two rating agencies Moody's (B1/stable outlook) and Standard & Poor's (BB–/stable).

DIVIDEND

In view of the substantial annual loss for 2006/2007 from the ongoing restructuring and refocusing of the Group, the Board of Management and Supervisory Board propose to the Shareholders' Meeting not to pay out any dividend for the reporting year.

CORPORATE GOVERNANCE REPORT

Pursuant to item 3.10 of the German Corporate Governance Code (the "Code") the Board of Management and the Supervisory Board, report as follows:

ESCADA welcomes the Code's objective of securing internationally and nationally recognized standards of good and responsible corporate management in Germany and making them more transparent. Accordingly ESCADA has complied with the Code's recommendations for years already with a few exceptions.

DECLARATION OF COMPLIANCE PURSUANT TO SECTION 161 OF THE GERMAN STOCK CORPORATIONS ACT (AKTG)

ESCADA AG has complied with the recommendations by the Government Commission on the German Corporate Governance Code (version of Code as of June 14, 2007) as promulgated in the official part of the electronic Federal Gazette on July 20, 2007 since the day of their publication with the following exceptions and/or limitations:

Age limit for Board of Management members (Item 5.1.2 para. 2 sen. 3)
The Supervisory Board of ESCADA AG does not consider the definition of an age limit for Board of Management members to be expedient, as this would constitute discrimination on the grounds of age and the appointment of Board of Management members should be decided on the grounds of professional and personal qualification alone.

Formation of a Nomination Committee (Item 5.3.3)
ESCADA AG does not consider the formation of a Nomination Committee necessary at present.

Age limit for Supervisory Board members (Item 5.4.1 sen. 2)
The Board of Management and the Supervisory Board of ESCADA AG do not consider the definition of an age limit for Supervisory Board members to be expedient, as this would constitute discrimination on the grounds of age and the appointment of Supervisory Board members should be decided on the grounds of professional and personal qualification alone.

Performance-related compensation for Supervisory Board members (Item 5.4.7 para. 2)
The Board of Management and the Supervisory Board are of the opinion that a performance-related remuneration would be in contradiction of the Supervisory Board's duty of supervision and furthermore does not seem to be appropriate given the size and structure of the company.

Publication of consolidated Annual Financial Statement and Interim Reports (Item 7.1.2, sen. 3)

The Board of Management and the Supervisory Board always seek to have the Annual Financial Statement and interim reports published in a timely manner, but cannot guarantee that the consolidated financial statement will be available to the public within 90 days after the end of the fiscal year or that the interim report will be available within 45 days after the end of the reporting period.

The current Declaration of Compliance as well as all earlier Declarations of Compliance required by Section 161 of the German Stock Corporations Act, which the Board of Management and the Supervisory Board have issued since 2002, are kept available in German and English on the company's Website for a period of five years.

COOPERATION BETWEEN BOARD OF MANAGEMENT AND SUPERVISORY BOARD

In accordance with the German Stock Corporations Act, ESCADA AG has a bipartite management and control structure consisting of the governing boards, Board of Management and Supervisory Board.

The Board of Management and Supervisory Board cooperate closely for the benefit of the company. Their joint objective is the sustained increase of the enterprise value. The Board of Management provides the Supervisory Board with regular, current and comprehensive reports on all questions relevant for corporate planning, strategic developments, current business, the overall standing of the Group and the risk situation, risk management and compliance.

The Board of Management

The Board of Management comprises three members and constitutes the executive body of the Group. The tasks and duties of the Board of Management include, in particular, directing corporate strategy, planning and defining the budget, risk management and controlling, allocating resources as well as monitoring the management of the different business units and segments. The Board of Management is also responsible for preparing the quarterly, annual and Group financial statements as well as recruiting and appointing personnel for key positions within the company.

Supervisory Board

In accordance with the articles of incorporation, the Supervisory Board comprises 12 members. Pursuant to the German Co-Determination Act these are divided up into an equal number of shareholder and employee representatives. Depending on the date of the elections the Board's term of office is up to five years. The Supervisory Board monitors and consults the Board of Management in its corporate management duties. Besides discussing the business performance, planning and budget as well as the strategy and its implementation, the Supervisory Board is responsible for appointing Board of Management members and defining their duties.

ESCADA has three Supervisory Board Sub-Committees whose function is to consult and report regularly to the entire Supervisory Board.

The **Standing Committee (Mediation and Personnel Committee)** comprises the Chairperson of the Supervisory Board, his or her deputy and one member from the Supervisory Board's shareholders' and employees' side each. It prepares the appointment and revocation of new Management Board members, arranges the conclusion and dissolution of contracts with Board of Management members and submits for approval by the Supervisory Board resolutions regarding Board of Management remuneration.

The **Audit Committee** is made up of two shareholder and employee representatives each. It is primarily concerned with questions relating to accounting, risk management and compliance. In addition the Committee verifies the independence of the auditors and specifies the key issues of the audit.

The **Strategy Committee** comprises two shareholder and two employee representatives. It deals with budget, financing and investment planning, discusses general corporate planning and strategy with the Board of Management and monitors the Board of Management's implementation of these plans.

REMUNERATION REPORT

The contracts with the Board of Management members generally carry a term between three to five years.

The remuneration of the Board of Management members is discussed by Supervisory Board's Personnel Committee and finally defined by the Supervisory Board.

The Board of Management's remuneration consists of fixed components (fixed remuneration and benefits in kind) and performance-related components (profit sharing and stock options and/or Stock Appreciation Rights). The profit-sharing bonus is linked to personal targets or the Group result. The extent to which extraordinary influences are to be taken into consideration is subject to the Supervisory Board's decision. A minimum profit-sharing bonus can be agreed for Board members who joined during the course of a fiscal year. Stock Appreciation Rights are virtual stock options, under which the entitled beneficiaries receive bonus payments in cash subject to an appropriate performance of ESCADA's share price and also partially subject to the Return On Invested Capital (ROIC) of the ESCADA Group. The Supervisory Board defines the individual rules for each Board of Management member on exercising the Stock Appreciation Rights.

The fixed salaries for the individual members of the Board of Management are dependent on their respective functions. Benefits in kind include the use of company cars, repayment of relocation costs, assumption of hotel and accommodation costs, clothing allowances and assumption of insurance premiums.

The expenses posted in fiscal year 2006/2007 for the remuneration of the Board of Management members totaled 3.9 million Euros (2005/2006: 2.7 million Euros).

REMUNERATION REPORT

in thousand Euros

	Jean-Marc Loubier[1]	Beate Rapp	Markus Schürholz	Frank Rheinboldt[2]	Total
Fixed remuneration					
Fixed annual salary	375	409	409	292	1,485
Benefits in kind/other benefits	60	20	19	20	119
Performance-related remuneration					
Bonus payments	250	316	206	56	828
Total fixed remuneration and performance-related remuneration	**685**	**745**	**634**	**368**	**2,432**
Long-term incentive remuneration					
Long-term incentive remuneration by Stock Appreciation Rights (SAR)	370	1,012	95	–	1,477
Fair value of newly elected stock-based remuneration in fiscal 2006/2007	370	–	–	–	370
Thereof payments in fiscal 2006/2007	**–**	**387**	**–**	**–**	**387**
Number of SAR held on October 31, 2007	[3]	**33,333**	**40,000**	**–**	**73,333**

[1] Member of the Board of Management since June 1, 2007
[2] Member of the Board of Management until May 31, 2007
[3] Mr Loubier has the right to receive SAR with a fixed value of 370,000 Euros for his services in fiscal year 2006/2007

Total remuneration to former members of the Board of Management came to 2.5 million Euros.

Sec. 8, paragraph 5 of the articles of incorporation defines the remuneration for the Supervisory Board members. Besides reimbursement for their cash expenses and value-added tax charged on their work for the Supervisory Board, the members of the Supervisory Board receive a fixed annual remuneration of 16,000 Euros. The chairperson of the Supervisory Board receives double, his or her deputy one-and-a-half-times this fixed amount. There is no performance-related remuneration.

The members of the Supervisory Board received total compensation of 213,000 Euros in fiscal year 2006/2007 (last year: 213,000 Euros).

The following companies are associated with former members of the Supervisory Board and provided services to the company in the year under review for which they received the following remuneration:

DIH Finanz und Consult GmbH, Frankfurt/Main	30,000 Euros
Dissmann Orth Rechtsanwaltsgesellschaft Steuerberatungsgesellschaft mbH, Munich	75,402.47 Euros

SHARES OF BOARD MEMBERS

As of October 31, 2007 the members of the Board of Management and Supervisory Board or their related parties held the following number of ESCADA stocks:

Managing Board	Jean-Marc Loubier	1,000
	Beate Rapp	none
	Markus Schürholz	1,000
Supervisory Board	Rustam Aksenenko (of which 4,266,585 are held by FCMH Fund L.P.)	4,512,453
	Jean-Christophe Hocke	1,250
	Claus Mingers	7,000

No shares in ESCADA's convertible bond (DE0005568174) or the ESCADA bond (XS0215685115) were held by the members of the Board of Management and the Supervisory Board.

STOCK OPTION PROGRAM

Under a resolution passed by the annual shareholders' meeting on May 6, 1999, as amended on April 3, 2001, the Board of Management was authorized to issue up to 750,000 stock options, one half of them for common stock and one half for preferred stock. A resolution of the special shareholders' meeting on September 18, 2002, converted preferred stock one-for-one to common stock. The meeting also amended the articles of incorporation governing Conditional Capital I accordingly.

No stock options were held by members of ESCADA AG's Board of Management and members of management of Group companies as of October 31, 2007. Other management executives held 50,000 stock options.

Stock options cannot be exercised unless the market price of the stock and the Group's Return On Invested Capital (ROIC) have each risen more than 10% between the options' time of issue and the start of the time window for exercising the options.
Stock options are subject to a lock-up period of two years from their issue date. The options may then be exercised for five years after the expiration of the lock-up period.

A total of 739,000 stock options were issued by October 31, 2007, of which 271,500 had expired per cut-off date. A total of 417,500 stock options had been exercised by October 31, 2007. The price of the purchased stock was 4.2 million Euros, which went to ESCADA AG as capital increase. Of this, 2.1 million Euros were for the increase of subscribed capital and 2.1 million Euros for the increase of the capital reserve.

DIRECTORS' DEALINGS

Under Sec. 15a WpHG (German Securities Trading Act), members of the Board of Management and the Supervisory Board of ESCADA AG and their affiliated third parties, as well as employees with management functions, are required to disclose acquisition or sale of ESCADA stocks or related derivatives, if the value of the relevant transactions reaches 5,000 Euros for the calendar year (Directors' Dealings).

In the year under review, the company received two notifications from members of the Board of Management, one of which was a sale and one a transfer. Eight notifications for the purchase of stocks were received from members of the Supervisory Board and their affiliated third parties. In the year under review no notification was received from former Board of Management members; eight notifications for the sale of stocks were received from former members of the Supervisory Board and their affiliated third parties.

Further information is available on the company's website at http://investor-relations.escada.com under Stock (Directors' Dealings).

VALUE PERFORMANCE (EVA®)

Since fiscal year-2000/2001 the ESCADA Group has used the Economic Value Added (EVA®) concept, which has been refined in cooperation with Stern Stewart to better meet the requirements of ESCADA's business.

The basic idea of this value-oriented approach is that value is created in a company only when company performance exceeds the cost of the invested capital. Both, borrowings and equity are taken account of in determining the costs of capital.

The EVA®-concept supports a sustained orientation towards value in every management decision.

EVA®-performance is determined for the ESCADA Group, the ESCADA and PRIMERA business units, the subsidiaries as well as the ESCADA Segments.

EVA® is calculated using the following formula:

> EVA® = Net Operating Profit After Tax (NOPAT) minus costs of capital
> Costs of capital = weighted average cost of capital (WACC) times business assets

In calculating EVA®, adjustments are made on the basis of the income statement and balance sheet to reflect actual economic performance and to avoid duplicate entries.

Fiscal year 2006/2007 for the first time does not include activation of restructuring expenses. Restructuring expenses will therefore affect NOPAT in full. Last year's figures are adjusted accordingly.

EVA® PERFORMANCE

in million Euros

	ESCADA Group			ESCADA			PRIMERA		
	2006/2007	2005/2006 comparable	2005/2006	2006/2007	2005/2006 comparable	2005/2006	2006/2007	2005/2006 comparable	2005/2006
EBIT	7.9	40.9	40.9	–5.3	38.2	38.2	14.9	15.6	15.6
Adjustments	20.0	17.9	29.8	15.8	13.6	13.6	4.2	4.3	4.3
Calculative tax expenses	32.2	30.1	34.4	26.2	20.7	20.7	7.4	7.7	7.7
Net operating profit after tax (NOPAT)	**–4.3**	**28.7**	**36.3**	**–15.6**	**31.2**	**31.2**	**11.7**	**12.1**	**12.1**
Business assets	523.5	526.8	588.3	402.9	388.8	463.2	124.5	115.8	117.1
Costs of capital	**41.9**	**42.1**	**47.1**	**32.2**	**31.1**	**34.9**	**10.0**	**9.3**	**9.4**
EVA®	**–46.2**	**–13.4**	**–10.8**	**–47.9**	**0.1**	**–3.7**	**1.7**	**2.8**	**2.7**
Delta EVA®	**–32.8**			**–47.9**			**–1.1**		

The following definitions are used for the individual positions:

Net Operating Profit After Tax (NOPAT)

This is calculated from EBIT net of adjustments and the calculative tax expense. One of the major adjustments is for the interest components of rental and leasing liabilities capitalized as part of business assets.

Business Assets

Analogously to the adjustment of net operating profits, in calculating business assets the discounted long-term rental and leasing liabilities are added to total assets from the balance sheet, and non-interest-bearing operating debt is deducted. Business assets are calculated from the average for a given fiscal year.

Costs of Capital

This is calculated by multiplying business assets with the weighted average cost of capital (WACC). The WACC is the weighted average for the cost of equity and the cost of borrowings, and amounts to 8% per year for the ESCADA Group, after taxes.

EVA®-PERFORMANCE AFFECTED BY ONE-TIME EFFECTS

The negative EVA® performance in fiscal year 2006/2007 of 46.2 million Euros is the result of one-time expenses and extraordinary effects in the fiscal result.

From an operative perspective Group EVA® is up by 8.9 million Euros to –4.5 million Euros.

The ESCADA business unit is also severely affected by one-time effects. The reported EVA of –47.9 million Euros corresponds to an operative figure of –10.8 million Euros.

The PRIMERA business unit shows an EVA® of 1.7 million Euros. From an operative perspective EVA® could be further improved by 2.4 million Euros to 5.2 million Euros.

CONTACT

ESCADA AG
Investor Relations
Viona Brandt
Margaretha-Ley-Ring 1
85609 Aschheim/Munich

Phone: +49 (0) 89/99 44-13 36
Fax: +49 (0) 89/99 44-16 50
E-Mail: viona.brandt@de.escada.com
http://investor-relations.escada.com

Contact for ESCADA private shareholders:
E-Mail: ESCADA@aktionaersinfo.de

STRUCTURE ESCADA GROUP

ESCADA GROUP

ESCADA BRAND

READY-TO-WEAR	ACCESSORIES	LICENSES
ESCADA COLLECTION	ESCADA COLLECTION	ESCADA FRAGRANCES
ESCADA SPORT	ESCADA SPORT	ESCADA EYEWEAR
		ESCADA KIDSWEAR

PRIMERA

APRIORI

BIBA

CAVITA

LAURÈL

STRUCTURE AND ORGANIZATION OF THE ESCADA GROUP

ESCADA is an international luxury goods group for women's ready-to-wear and accessories, whose products are sold in about 60 countries. The Group consists of the business units ESCADA and PRIMERA.

ESCADA AG has been listed on the Frankfurt Stock Exchange since 1986. The company acts as the operative head of the ESCADA Group and has its registered offices in Aschheim near Munich/Germany. Its fiscal year closes on October 31. Operative business is overseen by ESCADA AG and its subsidiaries and affiliated companies, whose management reports to ESCADA AG's Board of Management.

The **ESCADA business unit** contains the ready-to-wear fashion segments ESCADA Collection and ESCADA Sport as well as the segments ESCADA Accessories and ESCADA Licenses. Women's ready-to-wear for a wide range of different occasions such as day-wear, evening-wear, leisure, business, wellness and couture are designed, produced and sold under the umbrella of the ESCADA brand. Accessories such as handbags, shoes and small leather goods supplement the fashion clothing. Additionally ESCADA has licensed products for fragrances, eyewear and kidswear.

ESCADA is the world leader in terms of sales volume and international presence in the luxury segment for ready-to-wear women's fashion. Key sales markets are located in Western and Eastern Europe, North America and Asia. Products are mainly sold via an integrated distribution system, which means through company-owned shops and franchise partners, as well as selected, premium multi-brand retailers.

The **PRIMERA business unit's** operations are strategically independent of ESCADA's business unit. Brands sold under PRIMERA include apriori, BiBA, cavita and Laurèl. These brands are positioned in the mid to upper-price range (the so-called bridge segment), offering fashion for various occasions such as day-wear, evening-wear, business, sport and leisure. A small selection of accessories is also sold under the label Laurèl.

Business activities for PRIMERA brands are primarily in Germany although it has strengthened internationally over the last few years, especially BiBA.

PRIMERA brands are sold through their own shops, franchise partners and with shop-in-shop concepts at multi-label retailers. One exception to this is cavita, whose products are only sold through multi-label retailers.

KEY BUSINESS FACTORS

Consumer behavior: ESCADA's business is highly dependent on consumers general willingness to spend. In the luxury goods sector this is influenced not only by the customers objective ability to spend but by the subjective willingness to consume. This psychological disposition can be positively or negatively affected by external circumstances outside the company's control. Thus, a positive economic climate that consumers perceive as an "upswing" fosters a willingness to spend. On the other hand, periods of general economic weakness, political incidents (e.g. terror attacks, wars) or other unforeseen events (such as epidemics or seasonally untypical climatic conditions), as well as wider social developments and fashion trends ("savings culture") can have an adverse effect on consumer behavior and, for example, slow down international travel activities.

PRIMERA customers are generally more price-sensitive than ESCADA's target group. As a result general economic conditions within Europe have a greater influence on consumer spending and behavior for PRIMERA's target group. Inflation, increasing costs of living and rising unemployment can negatively affect PRIMERA customers' spending habits.

Fashion creativity/design: The success of ESCADA and the PRIMERA labels depends principally on the extent to which they manage to appeal to the fashion taste of the customers in the respective markets. This requires developing the brand and labels in a contemporary way and addressing a generally younger target group in some of the markets, without, however, neglecting the core customer base. At ESCADA this is primarily the duty of the Creative Director and the international team of designers working under his guidance. It is their job to ensure that the collections reflect in the latest fashion trends from around the world.

Market and brand management: As a brand with a worldwide presence ESCADA must take into consideration numerous local particulars such as different fashion trends or climatic differences. In-depth knowledge of the individual markets and an appropriately adjusted product range and sales strategy are essential for offering specific goods capable of meeting customer demands. The presence of local subsidiaries ensures close contact with regional retailers and customers.

Notwithstanding different regional trends consistent management of the ESCADA brand is a must. The brand has to be uniformly positioned and stands for the same values and statements with all customers, irrespective of geographic circumstances or sales channels.

GENERAL ECONOMIC CONDITIONS

The world economy continued its sustained upturn in 2007 and remained in an overall robust condition. According to figures published by the International Monetary Fund (IMF) the sustained growth in the USA and the European Union combined with the ongoing dynamic development of emerging countries such as China and India meant that the world economy grew by around 5%.

Over the course of the year, however, the momentum of the economy slowed down whilst the first indications of crises intensified. The latter includes a cooling of the US-economy, especially after the sub-prime crisis triggered a collapse of secondary financing deals in the residential property market, which in turn has led to significant disruptions on the international capital markets ever since the summer of 2007. On top of this, the steep rise in raw material prices, and with it a greater risk of inflation, slowed down the performance of the global economy.

Though the Euro zone's economic recovery gained momentum in 2007, the negative influences left their mark during the course of the year. Accordingly, in its "Euro Zone Economic Outlook" published in early November 2007, the EU Commission marginally down-scaled its expectations for economic growth in the zone of the European currency in 2008 with reference to the unsettled capital markets and the rising prices for raw materials. The Commission reckons 2007 to register a growth of around 2.6%. At the close of 2007, the experts agreed in their assessment that the economy was going to cool down slightly, but that the Euro zone would not experience a sustained backlash. In the opinion of the European Commission, Germany has found its feet and is proceeding on a solid growth track. This view is based on the improved labor market situation and the fact that private consumption is beginning to pick up again. For 2007 the Brussels agency forecasted a growth in German Gross Domestic Product (GDP) of 2.5%.

All in all, ESCADA Group operated in its key sales regions of North America, Europe and Asia in an economic climate characterized by a sustained positive development.

Sources: "World Economic Outlook", October 2007; IMF EU-Commission, "Euro Zone Economic Outlook" 2007

DEVELOPMENT OF THE LUXURY GOODS MARKET

The international luxury goods markets are witnessing persistently strong growth trends. In the latest edition of its research study "Luxury Goods Worldwide Market" published in November 2007, the consulting firm Bain & Company noted that in 2006 the worldwide market for luxury goods (at retail prices) had risen by 9% on the previous year, or approximately 13 billion Euros more to a total of 159 billion Euros. At 13% the growth rate in the retail industry was almost twice as high as for the multi-brand channels (wholesale +7%).

The Asia Pacific region (without Japan) proved to be the main regional growth driver with 18%. In 2006 this region represented around 11% of the total market. Japan achieved a plus of 1% (global market share: 13%). With sales growing by 10% Europe became the biggest luxury goods market (total market share of 37%). The Americas region managed a growth of 8% in 2006 and a market share of 35%.

A look at the product categories shows that accessories (handbags, shoes) grew above average at 15%, while fashion and the so-called "hard luxury" (watches, jewelry) expanded by 10% each. Perfumes and cosmetics sales grew by 4%, while luxury products for 'art de la table' fell slightly by 1%.

For 2007 Bain & Company predicted that the long-term growth trend would continue and estimated a further expansion of the worldwide market volume of 7 to 9%. The subprime crisis in the USA, which led to turbulences on the international capital markets during the second half of the calendar year, will have only marginal effects on the luxury goods sector according to market experts, as the main target groups of the industry were not affected by this crisis.

The investment bank UBS identifies the following factors for the industry's sustained and stable upward trend:

- Widening gap in the global distribution of wealth, and with the ranks of wealthy consumers increasing
- Strong dynamism in the emerging countries' economies, which will create new target groups for luxury goods and
- Baby boomer generation – those between end-40 to end-50 today – showing increased attention and interest in luxury consumption

Sources Altagamma 2006; Worldwide Markets Monitor, Bain & Company, October 17, 2007; UBS, European Luxury Goods, Global Equity Research, January 22, 2007

CONTROL SYSTEM AND CONTROL PARAMETERS

The economic success of the ESCADA Group is measured by the following key figures and control parameters (financial performance indicators):

- Operative earnings in relation to return on sales (EBITDA)
- Retail productivity (above all, measured as sales per sqm and full price sell-through of goods)
- Value added (on the basis of the EVA® concept; see also page 32)
- Equity ratio (measured as share of equity in total assets) and debt ratio (net debt to EBITDA)

RESEARCH AND DEVELOPMENT ACTIVITIES

Basic research activities are not carried out. Nonetheless, innovative processing technologies such as double face, pleats and drapes are constantly developed further.

OVERALL ASSESSMENT OF THE YEAR UNDER REVIEW

As in the years before, the consolidated financial statements of ESCADA AG as of October 31, 2007 were prepared in accordance with International Financial Reporting Standards (IFRS) as applicable in the EU plus the supplementary provisions under Sec. 315a HGB (German Commercial Code).

For the ESCADA Group fiscal year 2006/2007 was a year of restructuring. The development of sales and operative earnings remained below the level of the year before. ESCADA could not participate in the positive growth trend of the international luxury goods market. As a reaction to the negative business performance of the ESCADA Group the Board of Management approved the "ESCADA Excellence" program in June 2007 (see also Forecast Report). The decisions taken under this program have resulted in one-time expenses, influencing asset, financial and earnings position of fiscal year 2006/2007.

In fiscal year 2006/2007 the financial Key Performance Indicators (KPI) of the ESCADA Group changed against the last year as follows:

KEY PERFORMANCE INDICATORS (KPI)	**2006/2007**	**2005/2006**	CHANGE
Return on sales (EBITDA in relation to sales)	9.9%	10.7%	−0.8%-points
Value added (Delta EVA®)	−32.8 million Euros	1.5 million Euros	−34.3 million Euros
Equity ratio (Equity in relation to total assets)	18.9%	25.9%	−7.0%-points
Leverage ratio (net debt in relation to EBITDA)	2.4	2.5	−0.1

In addition, retail productivity is measured for each shop.

SALES AND EARNINGS PERFORMANCE

For fiscal year 2006/2007 the ESCADA Group recorded sales of 686.1 million Euros. This means a drop of 9.1 million Euros, or 1.3% vs. last years sales of 695.2 million Euros. This decline is attributable to the ESCADA business unit, while revenues for the PRIMERA business unit were significantly higher than last year.

Foreign exchange rates affected sales adversely in the year under review. Currency adjusted – meaning exchange rates remaining constant against the year before – consolidated sales were slightly up by 0.9%.

The Group's **gross profit** in fiscal year 2006/2007 came to 434.9 million Euros and was thus 0.3% higher than last year's figure of 433.7 million Euros.

At 63.4% the **gross profit margin** was 1.0 percentage points higher than the year before (62.4%). This development is the result of an increasing margin for the ESCADA brand.

Other operating income amounted to 28.9 million Euros, and was thus 6.6% higher than in the year before (27.1 million Euros). Higher income generated from foreign exchange rate differences compensated the reduced royalty income from the license business. Lower royalties from licenses are due to declining sales of ESCADA fragrances and the termination of the jewelry license business. Item 28 of the Notes provides details on other operating income.

Operating costs – counted as the total of other operating expenses and personnel expenses – came to 395.6 million Euros and were thus marginally higher than the year before at 386.7 million Euros (+2.3%). The increase in costs was mainly incurred by the PRIMERA business unit. Due to the lower sales basis the operative cost ratio increased by 2.1 percentage points to 57.7% (2005/2006: 55.6%).

Personnel expenses were up by 3.1% from 150.4 million Euros to 155.1 million Euros.

Other operating expenses of 240.4 million Euros were 1.7% higher than the 236.3 million Euros reported the previous year. This increase is due, among other things, to higher costs of sales, such as for marketing and PR. Item 27 of the Notes provides a detailed list of operating costs.

At 68.2 million Euros, the **operative Group earnings before interest, tax and depreciation and amortization (EBITDA)** were down 7.9% on the previous year (74.1 million Euros). This earnings performance was essentially the result of marginally less sales, lower royalty income and an increased cost ratio. The EBITDA margin of sales came to 9.9% compared with 10.7% the year before. While the ESCADA business unit's EBITDA decreased significantly, the operative result of the PRIMERA unit remained on previous year level.

The Group reports **depreciation and amortization** of 21.2 million Euros which are on a par with the figure of last year.

Operative earnings before interest and taxes (EBIT) and before one-time expenses came to 47.1 million Euros, a drop of 11.0% against last year's figure (52.9 million Euros).

One-time expenses are listed separately and came to 39.2 million Euros (2005/2006: 11.9 million Euros). They were incurred for a wide range of structural measures aimed at improving the Group's efficiency and raising market performance. These included:

- Optimizing the company-owned retail (for example shop closures; introducing shorter depreciation terms for the shops' furniture and fittings); this item accounted for around 40% of the total one-time expenses;
- Termination of contractual obligations relating to real estate, personnel issues and other transactions (around 40% of one-time expenses);
- Other issues (e.g. one-time expenses for subsidiaries; approximately 20% of one-time expenses).

These one-time expenses obviously affected all subsequent earning levels in the Income Statement.

The **financial result** remained unchanged at –16.4 million Euros after –16.4 million Euros the year before. This figure is made up essentially of expenses paid on interest (–17.2 million Euros vs. –17.6 million Euros the year before) and the income for equity investments (2.0 million Euros vs. 1.7 million Euros the year before).

The **result before taxes** came to –8.6 million Euros (2005/2006: 24.6 million Euros). Adjusted by the one-time expenses the Group generated a profit before taxes of 30.6 million Euros (2005/2006: 36.5 million Euros, or –16.2%).

The **fiscal results** came to –18.8 million Euros after –17.7 million Euros the year before. This figure includes 11.2 million Euros on one-time expenses for the new valuation of capitalized deferred taxes, which had to be made in the wake of the German Company Tax Reform that became law on January 1, 2008. The same figure of last year had contained a write-down of 5 million Euros on capitalized deferred taxes. In the business year under review cash-out tax payments amounted to 2.2 million Euros (2005/2006: 8.6 million Euros).

The **result after taxes and minority interests** came to –27.3 million Euros after having registered a plus of 6.9 million Euros in the year before.

This is equivalent to undiluted **earnings per share** of –1.62 Euros (2005/2006: 0.42 Euros).

ASSET POSITION

As of October 31, 2007 the ESCADA Group reported **total assets** of 430.1 million Euros, which is 4.0 million Euros more than for the same reporting date of last year (426.1 million Euros).

The **noncurrent assets** decreased by 9.5 million Euros, or 4.6%, to 198.3 million Euros (October 31, 2006: 207.8 million Euros). The item Property, plant and equipment rose by 13.6 million Euros, or 17.1%, to 93.3 million Euros, which was mainly the result of the first-time consolidation of EPAS d.o.o. and the expansion of ELOS-ESCADA d.o.o., the Slovenian production and development companies. In addition, capital expenditures exceeded total depreciation. Deferred taxes, on the other hand, fell by 19.9 million Euros or 28.8% to 49.3 million Euros, which is the result of the write-downs made during the year under review as a consequence of the German Company Tax Reform as well as the scheduled utilization of fiscal losses carried forward.

The year-on-year comparison shows **current assets** up by 13.5 million Euros, or 6.2%, to 231.8 million Euros, which was mainly due to an increase of cash and cash equivalents (up by 21.6 million Euros to 41.8 million Euros). In line with strategy the inventories were cut by 11.6 million Euros, or 11.3%, to 90.8 million Euros. This development reflects the improvements made in the management of working capital aimed at avoiding unnecessary inventory levels. Given the strong free cash flow in the reporting year, cash and cash equivalents went up from 20.2 million Euros to 41.8 million Euros.

FINANCIAL POSITION

Due to the net loss for the year, the Group's **equity** (without interests of other shareholders) fell from 110.2 million Euros to 81.3 million Euros. **Equity ratio** declined from 25.9% to 18.9%. Allowing for the non-interest bearing convertible bond 2003/2013, and assuming it is prematurely converted into stocks, the **economic equity ratio** comes to 19.5% (October 31, 2006: 26.4%).

Noncurrent liabilities are still very much dominated by the bond 2005/2012 issued in 2005 with a nominal value of 200 million Euros. The bonds were recognized as of reporting date with 196.7 million Euros (October 31, 2006: 195.5 million Euros). Apart from these the Group reported no further noncurrent financial liabilities. The other noncurrent liabilities rose by 8.3 million Euros to 15.3 million Euros. This was essentially due to the expansion of the Radgona-based production and development company ELOS-ESCADA d.o.o. in Slovenia and reflects the leasing liabilities for the production buildings. All in all, noncurrent liabilities totaled 221.6 million Euros after recording a total of 218.8 million Euros as of October 31, 2006 (+1.3%).

At the end of October 2007, **current liabilities** came to 126.9 million Euros, which was 29.2 million Euros more than at the same date last year (97.7 million Euros). While current financial liabilities at 6.1 million Euros were only marginally higher (+0.6 million Euros), current provisions were up by 26.5 million Euros to 57.6 million Euros. The increase is attributable mainly to planned restructuring measures to be undertaken as part of the "ESCADA Excellence" program.

Given the higher free cash flow ESCADA Group's **net debt** was further reduced. It came to 164.7 million Euros, a drop of 24.0 million Euros, or 12.7%, against the 188.7 million Euros recorded on October 31, 2006.

Net debt is calculated using nominal amounts. In the balance sheet the costs of issuing the interest-bearing bond have been eliminated against the bond liabilities. The transaction costs for the syndicated loan have been eliminated against the short-term financial liabilities. No account was taken of liabilities from finance leasing.

CHANGES IN NET DEBT OF ESCADA GROUP — in million Euros

KEY FIGURE	10/31/2007	10/31/2006	CHANGE
Interest-bearing bond 2005/2012 (nominal amount)	200.0	200.0	0.0
Noncurrent financial liabilities	0.0	2.7	–2.7
Current financial liabilities (nominal amount)	6.5	6.2	+0.3
Total interest-bearing liabilities (nominal amount)	**206.5**	**208.9**	**–2.4**
– Cash, credit balance in bank accounts	41.8	20.2	+21.6
Net debt (nominal amount)	**164.7**	**188.7**	**–24.0**

The Group's **leverage ratio** (net debt in relation to EBITDA) improved from 2.5 to 2.4 as of reporting date October 31, 2007.

As in the year before, the ESCADA Group was equipped with adequate and solid financing at any time during the reporting year.

CASH FLOW

In the year under review, ESCADA Group was able to increase the net cash provided by operating activities to 57.2 million Euros, a rise of 7.7 million Euros over the previous year (49.5 million Euros). Although the one-time expenses of the year under review put pressure on the consolidated profit/loss, they were re-adjusted in the cash flow statement.

The generated cash was generally used for capital expenditures in intangible assets, property, plant and equipment and financial assets totaling 30.3 million Euros and to increase the cash and cash equivalents by 21.6 million Euros.

4.5 million Euros of the one-time expenses posted in the preceding fiscal year 2006/2007 constituted an actual cash-out. Another 20.3 million Euros are likely to affect liquidty as cash-out in the following periods.

CAPITAL EXPENDITURES

ESCADA Group's capital expenditures for intangible assets and property, plant and equipment totaled 33.8 million Euros in the year under review, which is 8.0% more than the previous year's total of 31.3 million Euros. Given the adjustments made to the capital expenditures to fit the requirements of the "ESCADA Excellence" program the capital expenditures turned out to be lower than originally budgeted.

29.2 million Euros of the total volume of capital expenditures were made for the ESCADA business unit (last year: 24.0 million Euros), which is a share of 86.4% (last year 76.7%). The focus of these capital expenditures was on the modernization of the company-owned retail.

The total investment in the PRIMERA business unit came to 4.6 million Euros, as against 7.5 million Euros in the previous year. Focus was on the expansion of the BiBA business by opening new own shops and concessions.

SEGMENT REPORT

ESCADA Group is structured into the business units ESCADA and PRIMERA. The "Consolidation" position contains intra-Group sales that are the result of PRIMERA deliveries to ESCADA and which are eliminated during the Group consolidation. The position "Others" comprises items that are not allocated to ESCADA or PRIMERA.

ESCADA

Under its segments ESCADA Collection and ESCADA Sport, ESCADA sells women's designer ready-to-wear fashion in about 60 countries and ranks as one of the leading brands for women's luxury fashion. The range of fashion offered is supplemented with accessories and licensed products. For the benefit of more transparency, accessories and licenses are listed for the first time as two separate segments for fiscal year 2006/2007 (with last year's figures adjusted accordingly).

Sourcing, production and logistics

ESCADA's manufacturing capacities are mainly out-sourced to partner operations. These are located in Germany, Italy, Eastern Europe and Asia. All of them are closely integrated into the product development.

Two own competence centers for knitwear and woven goods form the basis of sourcing and production activities. Since 2005 all technical and logistical processes for the knitwear sector have been pooled with ESCADA Maglia Italia s.r.l. (EMI), based in the North Italian city of Reggiolo.

The EPAS d.o.o. (EPAS) production company, which opened in 2003 in the Slovenian city of Radgona constitutes the competence center for woven goods. ESCADA raised its interest in this joint venture by 3% to 52%, effective as of August 1, 2007.

The Radgona-based company ELOS-ESCADA d.o.o. was founded in 2006. The company bundles the entire technical development capacities for the ESCADA brand to enable ESCADA tightest control over the core process of product development. In the summer of 2007, the Slovenian companies moved into new facilities so that both, EPAS and ELOS-ESCADA are now brought together under one roof. As of October 31, 2007 the Radgona site employed a workforce of 325 employees.

In the year under review, ESCADA relocated further logistics functions from its headquarters in Aschheim to the logistics center in the Austrian Reichersberg that had opened in 2004. In addition, the logistics center matured from a mere goods distribution point to a service center focusing on supply chain. Thus, around a quarter of the articles handled in the logistics center receive now additional services (such as price labeling/ticketing, attaching security tags, sewing in various labels etc.).

Marketing communication

In the summer of 2007 ESCADA commissioned a comprehensive and worldwide market research for a thorough analysis of the ESCADA brand. Customers and non-customers, fashion editors and retail experts as well as ESCADA's own sales assistants in the strategic core markets USA, Germany, France, UK, Russia, China and Japan were interviewed by an international market research institute. The information compiled is to serve as a basis for redefining the identity of the ESCADA brand for the future.

The information obtained from the market research was also used in the year under review for marketing and PR projects. Thus, a new campaign concept for the Spring/Summer 2008 season was developed to match a dynamic and luxurious brand. The star of this new advertisement campaign is the famous American supermodel Christy Turlington.

In addition, an international marketing program was developed for the accessories offers, which will be deployed for the first time with the Spring/Summer collection 2008. Key point of this program will be the ESCADA "Margaretha handbag" to be advertised worldwide through special advertising motives, direct marketing activities, PR events as well as shop window decorations.

Distribution

ESCADA's distribution is among others characterized by an integrated distribution through the company-owned retail or franchise partners whose activities are exclusively limited to ESCADA. Integrated distribution guarantees total control over the appearance and presentation of the brand and helps to secure quality of service. In fiscal year 2006/2007 this sales channel generated approximately 69% of total sales for the ESCADA brand (last year 68%).

The modernization program for the ESCADA shops was adjusted to meet the objectives of the "ESCADA Excellence" program to further develop the company-owned retail professionally (see also "Forecast report" on page 79). As a consequence, corrective measures were taken in the arrangement of individual shop size, design and fittings while some shops, which did not have sufficient economic potential, were closed.

In the year under review the network of company-owned and franchise shops changed as follows:

	10/31/2006	OPENINGS/ TAKEOVERS	CLOSURES/ TAKEOVERS	10/31/2007
Company-owned retail				
ESCADA Collection	111	8	20	99
ESCADA Sport	100	7	12	95
Total ESCADA-owned retail	**211**	**15**	**32**	**194**
Franchise shops				
ESCADA Collection	143	10	15	138
ESCADA Sport	84	21	17	88
Total franchise shops	**227**	**31**	**32**	**226**
Total ESCADA Company-owned retail and franchise shops	**438**	**46**	**64**	**420**

Business development

In fiscal year 2006/2007 the ESCADA business unit generated sales across all products and lines of 461.1 million Euros. This constitutes a decline of 28.1 million Euros, or 5.7% against last year's figure of 489.2 million Euros. Currency-adjusted, sales were 2.6% below the revenues generated the year before due to the following factors:

- weak market response to the Fall/Winter collection 2007
- clearing out non-profitable wholesale customers in Asia and Europe.

In ESCADA's own retail network sales in fiscal year 2006/2007 decreased by 7.1% to 214.9 million Euros (2005/2006: 231.4 million Euros). Like-for-like the minus was 7.6%. Like-for-like and currency-adjusted the minus came to 3.0%.

ESCADA SALES BY SEGMENTS in % (in million Euros)



ESCADA LICENSES 0.5 (2.1)
OTHERS 9.8 (45.0)
ESCADA ACCESSORIES 5.8 (26.8)
2006/2007
Total:
461.1 million Euros*
ESCADA SPORT 24.2 (111.6)
ESCADA COLLECTION 59.8 (275.6)



ESCADA LICENSES 0.7 (3.6)
OTHERS 9.8 (47.8)
ESCADA ACCESSORIES 6.3 (30.7)
2005/2006
Total:
489.2 million Euros*
ESCADA SPORT 22.6 (110.8)
ESCADA COLLECTION 60.6 (296.4)

The regional split reveals decreases across all key sales regions. In Germany, revenues fell by 11.0 million Euros, or 18.7%, down to 47.9 million Euros. One has to bear in mind, however, that last year's figure had been severely influenced by higher utilization of goods in the outlet channel.

In the rest of Europe the brand recorded a minus of 0.3 million Euros, or 0.2%, to 147.8 million Euros. The gains in the company-owned retail made in countries such as France, Spain and Italy were offset by the loss of sales following the separation from non-profitable wholesale customers.

* For better assessment of the business units ESCADA and PRIMERA, the intercompany sales 2006/2007 are recognized in a separate "Consolidation" column. (also see notes to the consolidated financial statements page 127)

In North America (USA and Canada) revenues amounted to 116.1 million Euros. This was a significant drop of –16.3 million Euros, or 12.3%, from last year's total and is mainly the result of the US-Dollar's weakness against the Euro currency. In addition, the ongoing modernization program for the company-owned retail meant sales were lost, as two flagship stores had to be closed down temporarily for renovation. Currency-adjusted North American sales fell by 4.8%.

In Asia the ESCADA brand registered a minus of 8.2 million Euros, or 8.9%, to 84.0 million Euros (currency-adjusted: –2.8%). Especially Japan was particularly affected, however, by the termination of non-profitable business relations with wholesale customers.

In the other countries, sales increased by 7.7 million Euros, or 13.4%, to a total of 65.3 million Euros. The key growth market for ESCADA remains Russia, where the brand once again recorded a double-digit percentage growth in fiscal year 2006/2007.

ESCADA SALES BY REGION

in % (in million Euros)



OTHERS
14.2 (65.3)
GERMANY
10.4 (47.9)
ASIA
18.2 (84.0)
2006/2007
Total:
461.1 million Euros*
REST OF EUROPE
32.0 (147.8)
NORTH AMERICA
25.2 (116.1)
OTHERS
11.8 (57.6)
GERMANY
12.0 (58.9)
ASIA
18.8 (92.2)
2005/2006
Total:
489.2 million Euros*
REST OF EUROPE
30.3 (148.1)
NORTH AMERICA
27.1 (132.4)

Despite declining sales the gross profit margin of the ESCADA business unit rose by 2.0 percentage points to 65.6%. The optimization of the production and sourcing mix had a positive effect. As in the year before, operating costs developed moderately (+0.3% to 280.1 million Euros). At 26.8 million Euros, other operating income was 15.5% up on last year.

The business unit's EBITDA fell by 12.5% from 55.0 million Euros to 49.1 million Euros. Besides declining sales this development was also caused by the weaker performance of the license business. Allowing for write-downs and before one-time expenses the business unit shows an EBIT of 32.5 million Euros (last year: 38.2 million Euros; –14.9%).


ESCADA



ESCADA COLLECTION

ESCADA Collection constitutes the reference of the ESCADA brand. It offers women's luxury ready-to-wear for a wide variety of occasions such as day-wear, evening-wear, leisure, business, wellness and couture.

ESCADA Collection stands for first-class fabrics, highest workmanship and wearing comfort as well as color and femininity. It expresses ESCADA's central fashion statement and with its classical elegance shall tie the core customer to the brand.

In the year under review ESCADA Collection sales of 275.6 million Euros remained 7.0% below last year's total of 296.4 million Euros. This performance is the result of a weak fourth quarter, which recorded a very restrained response by the market to the Fall/Winter collection 2007.

The regional split reveals that ESCADA Collection lost substantial revenues in Germany (–18.7%), Asia (–12.8%) and North America (–9.2%). In Europe, excluding Germany, the drop was more moderate (–1.6%), while in the other countries the Collection made significant gains (+9.3%).

ESCADA COLLECTION SALES BY REGION

in million Euros



Germany
29.5
36.3
Rest of Europe
63.4
64.5
North America
97.4
107.3
Asia
44.6
51.1
Others
40.6
37.2
0
20
40
60
80
100
2006/2007 = 275.6
2005/2006 = 296.4

Due to the sales performance in the fourth quarter the segments EBITDA of 42.2 million Euros was 3.2% down on last year (43.6 million Euros).

EBITDA ESCADA COLLECTION

in million Euros



EBITDA
42.2
43.6
0
10
20
30
40
2006/2007
2005/2006


ESCADA
SPORT



ESCADA SPORT

ESCADA Sport targets a new customer group with a more casual and "cool" offer.

In fiscal year 2006/2007 ESCADA Sport generated sales of 111.6 million Euros, a plus of 0.7 % against last year's figure of 110.8 million Euros.

The analysis by regions shows a slight plus for Europe without Germany (+2.4 %), a stable sales performance in Asia and significant growth in other countries (+31.6 %), particularly in Russia (+11.3 million Euros). Revenues were declining, however, in Germany (–10.3 %) and North America (–18.2 %).

ESCADA SPORT SALES BY REGION

in million Euros


Germany
13.4
14.9
Rest of Europe
46.1
45.0
North America
13.0
15.9
Asia
22.0
22.0
Others
17.1
13.0
0
10
20
30
40
2006/2007 = 111.6
2005/2006 = 110.8

The segment's EBITDA improved from 7.9 million Euros to 12.2 million Euros, a plus of 54.4%. This is essentially the result of an improved inventory structure following last year's clearance of stocks.

EBITDA ESCADA SPORT

in million Euros


EBITDA
12.2
7.9
0
3
6
9
12
2006/2007
2005/2006


ESCADA



ESCADA ACCESSORIES

ESCADA Accessories (handbags, shoes, and small leather goods) supplement the ready-to-wear offer of ESCADA Collection and ESCADA Sport.

In the year under review the focus of the business activities was on the complete restructuring of the segment on all levels of the value chain. The aim is to build up a competitive reference business over the coming five years and to raise the accessories share in total sales of the ESCADA brand to around 20%.

The measures undertaken as part of the "ESCADA Excellence" program include, for example, building up industry expertise for the accessories business by recruiting new employees for key management functions (see also the "Forecast Report" on page 80).

In fiscal year 2006/2007 the segment's performance reached sales of 26.8 million Euros which was 12.7% below the 30.7 million Euros recorded the year before.

The regional split shows sales down in Germany, North America and Asia. The sales in Europe without Germany and the other countries were up versus last year.

ESCADA ACCESSORIES SALES BY REGION

in million Euros



Germany
4.8
5.8
Rest of Europe
7.1
6.4
North America
2.9
5.6
Asia
4.4
5.4
Others
7.7
7.3
0
2
4
6
8
2006/2007 = 26.8
2005/2006 = 30.7

The segment's EBITDA was still negative at –7.9 million Euros (2005/2006: –7.2 million Euros).

EBITDA ESCADA ACCESSORIES

in million Euros



-7.9
-7.2
-10.0
-8.0
-6.0
-4.0
-2.0
0
2006/2007
2005/2006


ESCADA



ESCADA LICENSES

ESCADA AG grants selected licenses to use the ESCADA brand for products to complete the company's own product range. Over the last few years the license business had seen a positive development. In the reporting year, however, royalty income from licenses declined from 9.5 million Euros to 6.6 million Euros.

ESCADA fragrances is still the largest license for which ESCADA has been cooperating with the Procter & Gamble Group (formerly Wella) since 2002. Given declining license royalties and the necessity to develop the ESCADA brand further principal strategic changes were necessary in order to cut back the dominance of short-lived seasonal fragrances.

The **eyewear license,** where ESCADA is cooperating with the Italian manufacturer De Rigo continued its upward trend in 2006/2007. An exclusive three year distribution agreement with the French Alain Afflelou chain means that ESCADA eyewear will now be offered in 600 Afflelou stores.

The new French license partner for **kidswear,** Children Worldwide Fashion (CWF), established its first ESCADA collection on the market with the Fall/Winter collection 2007. Despite the increasing competition from the "Fast fashion" chains, the license is fulfilling its economic expectations.

The **Jewelry license** was discontinued in the year under review. An agreement to terminate the contract was concluded with the Belgian license partner Pluczenik.

The license segment is listed for the first time as separate entity. It shows sales of 2.1 million Euros that equals the sale of license products generated in ESCADA's own shops (previous year: 3.6 million Euros). The segment's EBITDA shrank from 7.2 million Euros to 3.6 million Euros.

EBITDA ESCADA LICENSES

in million Euros



EBITDA
3.6
7.2
0
2
4
6
8
2006/2007
2005/2006

apriori

BiBA

cavita

Laurèl

PRIMERA

BRAND WORLDS

PRIMERA

PRIMERA AG is a 100% subsidiary of ESCADA AG. The PRIMERA business unit comprises the labels apriori, BiBA, cavita and Laurèl, all of which are positioned in the mid to upper-end price segment. ESCADA AG considers PRIMERA as a financial investment without any strategic significance for the ESCADA brand.

In the year under review the management structure of PRIMERA AG underwent the following changes:

- Mr. Enrico Tomassini was appointed member of the Board of Management and the Board's spokesman, effective as of May 1, 2007.
- Mr. Jean-Marc Loubier has been Chairman of the Supervisory Board of PRIMERA AG since August 1, 2007.

The annual shareholders' meeting of ESCADA AG on May 14, 2007 approved the conclusion of a profit and loss transfer agreement with PRIMERA AG with a minimum statutory term of five years. The profit and loss transfer agreement serves the optimization of fiscal requirements within the ESCADA Group and results in optimized tax and cash effects.

As part of the "ESCADA Excellence" program PRIMERA AG sold the unprofitable production facility in Tunisia, PRIMERA Tunisie S.A., effective as of August 31, 2007.

In fiscal year 2006/2007 the individual brands of PRIMERA recorded differing performances. Overall the business unit generated sales of 247.7 million Euros, an increase of 20.3 million Euros, or 8.9% on the figure of the year before (227.4 million Euros). Positive gains made by BiBA and Laurèl were countered by sales losses at apriori and cavita.

Given the PRIMERA brands' strong focus on Europe, foreign currency rates did not affect sales performance significantly.

The business unit's growth is essentially the result of the expansion of points of sale at BiBA. Like-for-like sales of PRIMERA expanded by 0.9%

The business unit's gross profit margin came to 53.5% and was thus 0.4 percentage points below the value of last year. Operating costs rose sharply by 9.6%, up from 106.6 million Euros to 116.8 million Euros. This was mainly due to the expansion of BiBA. The extra costs for this expansion meant that the EBITDA of 20.1 million Euros remained on last year's level. In view of the constant development of depreciation, the EBIT (before one-time expenses) of 15.6 million Euros was also on a par with the previous year.

SALES AND EARNINGS PERFORMANCE PRIMERA — in million Euros

	2006/2007	2005/2006
Sales	247.7	227.4
EBITDA	20.1	20.1
EBIT	15.6	15.6

The individual labels of the PRIMERA performed as follows in 2006/2007:

BREAKDOWN OF SALES PRIMERA — in million Euros

	2006/2007	2005/2006
apriori Textilvertriebs GmbH	51.7	51.9
BiBA Mode GmbH	122.6	110.9
cavita fashion GmbH	24.4	25.9
Laurèl GmbH	42.1	37.0
PRIMERA Retail GmbH	19.0	15.9
Others/Consolidation	–12.1	–14.2
Total PRIMERA Sub-Group	**247.7**	**227.4**

APRIORI

As an international bridge brand, apriori belongs to the coordinates market segment offering feminine modern fashion. Besides the classical distribution channels of the mid to premium specialist retailer, the brand has increasingly employed the concept of "vertical cooperation" since 2006, where it operates its own sales areas (shop in shops, partner shops) with selected cooperation partners. In the year under review this concept received a further development. As of October 31, 2007 the number of company-owned apriori shops and concessions came to 41 (October 31, 2006: 36).

In fiscal year 2006/2007, apriori generated sales of 51.7 million Euros, which was just below the figure of last year (51.9 million Euros). Operative earnings (EBITDA) also remained slightly under the prior year's result, although this was, among other things, also the effect of the belated delivery of the Fall/Winter collection 2006.

In the reporting year the brand made further progress towards raising its international business exposure, lifting the share of exports by nine percentage points to 68 %. The brand managed to grow especially in Russia, Spain and the Ukraine.

BIBA

In fiscal year 2006/2007 BiBA continued to expand its points of sale, thereby generating substantial growth in revenues. The number of own stores and concessions rose from 249 to 264 (as of October 31 of the respective year). New sales areas were predominantly opened in top locations. The number of sales areas of franchise partners was also up as per reporting date from 281 to 333. As of October 31, 2007 the brand has a total of 597 points of sale (October 31, 2006: 530). In the modern classic segment BiBA is therefore one of the key suppliers for the German fashion retail industry.

In the reporting year BiBA increased sales by 10.5 % from 110.9 million Euros to 122.6 million Euros. Like for like sales were up by 0.8 %.

After BiBA had already entered the markets in Poland and the Czech Republic in fiscal year 2005/2006, it extended its presence in Eastern Europe still further in the year under review. As of October 31, 2007 BiBA has 26 own stores in foreign countries (previous year: 17). The store network outside of Germany with franchise partners expanded from 101 to 118 stores.

CAVITA

2006/2007 was another difficult year for cavita. This was mainly due to the increasing attention of the traditional cavita customer to more modern collections, which in turn triggered lower sales of the classically oriented cavita fashion. Sales therefore declined by 5.8% from 25.9 million Euros to 24.4 million Euros, while operative earnings remained negative.

In the second half of the year cavita was given a new management and a fundamental overhaul and reorientation. This includes redefining the brand's fashion statement towards a decidedly more modern and focused collection. The volume of the collection was substantially reduced to meet the demands of a more senior target group. Furthermore, structures within cavita were restructed with a positive effect on costs in the future.

LAURÈL

For Laurèl fiscal year 2006/2007 was another successful year. Sales climbed 13.8% from 37.0 million Euros to 42.1 million Euros. Like-for-like, revenues in the company's own retail were up by 3.8%.

While the Eastern European markets proved to be key growth drivers for Laurèl, the brand also managed to gain new sales areas with key customers in Germany. In the USA the brand made a fresh start with a new importer.

The line extension Laurèl Jeans, which showed strong growth in fiscal year 2006/2007, achieved a positive response. A new senior jeans designer was recruited to drive the expansion of the Jeans line, which is intended to appeal especially to younger and more sportive Laurèl customers and which distinguishes itself clearly from the main collection.

PERSONNEL REPORT

As of October 31, 2007 the **ESCADA Group** employed a total of 4,187 employees (October 31, 2006: 4,004 employees). This increase of 183 employees, or 4.5%, is a result of the first time consolidation of EPAS d.o.o. in Radgona/Slovenia. This uptake of personnel is offset by a reduction of employees at individual subsidiaries, such as the USA and PRIMERA. The number of employees in Germany declined marginally from 2,096 to 2,067 (minus 29 employees). Outside of Germany personnel was increased by 212 to 2,120 employees (October 31, 2006: 1,908 employees).

The **business unit ESCADA** counted 2,522 employees as of reporting date. This increase against last year's reporting date (2,261) is due to the first time consolidation of the Slovenian production and development company.

The headcount for the **PRIMERA business unit** as of October 31, 2007 came to 1,665 and was thus 78 less than at the same reporting date of the previous year (1,743). This reduction in staff was essentially due to the sale of PRIMERA Tunisie S.A..

EVENTS SUBSEQUENT TO THE REPORTING DATE

Mr. Hans-Jörg Rudloff resigned from his position as Chairman of the Supervisory Board of ESCADA AG for personal reasons and left the Board as of December 5, 2007.

FORECAST REPORT

GENERAL ECONOMIC CONDITIONS

Economic experts believe that the world economy will show robust growth over the coming years. Nonetheless, in view of turbulences on the international capital markets since mid 2007, and given the high prices for raw materials and oil, the performance is set to loose some of its momentum. Despite these developments the IMF still reckons that the world economy will expand by 4.8% in 2008 and thus also expects to see a strong upturn over the long term.

The Chinese economy continues to be a key driver for the world economy with double-digit growth rates set to be recorded in the future as well. Despite the persistent real estate crisis expectations for the economy in the USA are set for significant growth.

Though the developments on the financial and commodities markets are straining the Euro zone's economy, it is still set to continue its growth in 2008. In its "Euro Zone Economic Outlook" published in early November 2007, the EU Commission estimates GDP to expand by 2.2% in 2008. Based on the structural improvements of the labor markets, solid corporate earnings and a moderate interest rate level, the federation of German Banks reckons that the domestic economy will remain robust. With GDP expected to grow by 2.1% (EU Commission) Germany is in line with the average figure for the countries in the Euro zone.

Sources: Economic report November 2007, ‚Bundesverband deutscher Banken e.V.' (Federation of German banks); Euro Zone Economic Outlook 2007, EU-Commission; World Economic Outlook 2007, IMF

CONDITIONS IN THE LUXURY GOODS MARKET

The consulting firm Bain & Company estimates that in principle the positive performance of the worldwide luxury goods industry is set to continue over the coming years. This estimate is based on the generally positive economic environment, even though the strong Euro, the real estate crisis in the USA and the slack economic development of Japan must be viewed as warning signals for the industry.

In the view of the experts a key success factor for luxury goods companies consists in defining clear targets and priorities with which to manage growth actively, increase sales and raise profitability. In addition, it is still expected that growth in the so-called "emerging markets" will remain above-average.

Sources: Altagamma 2006, Worldwide Markets Monitor, Bain & Company, October 17, 2007; Europe Equity Research, JP Morgan, February 2008

STRATEGIC TARGETS AND MEASURES – "ESCADA EXCELLENCE" PROGRAM

In reaction to the negative business performance of the ESCADA Group the Board of Management developed the "ESCADA Excellence" program in June 2007. The five-year strategic program contains a wide variety of measures that are intended to lay the foundation for accelerated sales growth and higher profitability.

"ESCADA Excellence" is clearly focused on the following central objectives:

1. Developing a strong brand identity with a clear offer for women ready-to-wear
2. Building an accessories business, with the objective of raising its share in sales to 20% of the ESCADA brand
3. Focusing on ESCADA's core markets in the USA, Germany, China and Russia
4. Restructuring and re-focusing the ESCADA retail network
5. Adjusting the Group's organization and structures to the strategic targets

Numerous measures have already been launched to realize the targets defined under the "ESCADA Excellence" program, and these will continue in fiscal year 2007/2008.

Improving brand and collection management

The two collections ESCADA Collection and ESCADA Sport are being further developed for two different customer groups. With its classic elegance, ESCADA Collection aims for the core customer, while ESCADA Sport with its more casual and "cool" collection, appeals to a new group of customers.

To make the collections more balanced, product category management was introduced in order to bridge market requirements with design direction.

Build-up of accessories business

When the Margaretha handbag is launched on the markets with the Spring/Summer collection 2008, the company will be endowed with a reference product. With the Fall/Winter collection 2008 the accessories business will see a focused and exclusive further development. The medium-term objective is to increase the accessories' share in ESCADA brand sales to 20%.

Restructuring and developing the ESCADA-owned retail

For the sake of a more efficient deployment of capital under the "ESCADA Excellence" program, planned capital expenditures were reviewed and budgeted expenses adjusted where necessary.

This included a critical review of ESCADA's global network of shops as well as the worldwide shop modernization program that had been initiated in 2006. The objective is to achieve a substantial improvement in cost structures, sales and appearance of the retail. This is to be achieved by retaining profitable existing shops, changing the shops' sizes and designs, and relocating or closing some of the shops. The assessment of the economic performance of each shop will be done with meaningful and standardized industry key figures. The benchmark will be the potential of each shop to raise the current average sales area productivity of 7,000 Euros to a medium-term target of 15,000 Euros per sqm, which is roughly the average of the luxury goods industry. One important component in this context is the worldwide introduction of a new IT System (SAP Retail), to harmonize and improve the retail's IT platform. Implementation of this system started in January 2008.

In December 2007 ESCADA AG founded a subsidiary in China that will allow it to develop this market directly, ensure tighter brand management and expand the company-owned retail.

Strengthening management and organization

The realization of the "ESCADA Excellence" program requires an experienced management team with clear responsibilities. The following key positions in ESCADA were therefore created or newly filled:

- Senior Vice President Global Commercial Operations ESCADA
- Division Director ESCADA leather goods & accessories
- Chief Designer ESCADA leather goods
- Retail Design Director ESCADA
- Chief Designer ESCADA Sport

The newly created field of Global Commercial Operations is intended to tie the foreign distribution companies closer to the Group's headquarters and integrate them closer in the complete business process.

In future there will be clear separation between the responsibility for distribution and sales on the one hand and for products and collections on the other hand.

Optimization of PRIMERA

Parallel to the analysis of ESCADA the Board of Management worked closely together with the PRIMERA management to critically review the PRIMERA organization and its various brands. The objective was to optimize the entire organization, define the potential in the individual brands and to treat each brand as an individual profit center.

Thus, apriori and Laurèl have taken over responsibility for their own retail activities. PRIMERA Retail GmbH, which has so far been entrusted with this task, now oversees supporting back office functions.

ECONOMIC TARGETS

The Board of Management expects the current fiscal year 2007/2008 to be a year of transition, characterized by the ongoing implementation of the strategy program "ESCADA Excellence" launched in June 2007.

For full fiscal year 2007/2008, ESCADA is targeting marginal increases in the lower single-digit percentage range both for consolidated sales and Group EBITDA and a positive result after taxes.

The measures taken in the preceding year on all levels of the value chain will be continued and intensified. This entails significant capital expenditures, as into IT, the modernization of the company-owned retail and the wholesale sector. Accordingly, the Board of Management estimates total capital expenditures in 2007/2008 to be in excess of 40 million Euros. No further one-time expenses are expected for fiscal year 2007/2008, subject to no unforeseen events occurring.

In the event that the general economic conditions for women's luxury ready-to-wear should not worsen, and provided no unforeseen negative events of material significance for the Group occur, the Board of Management estimates that the "ESCADA Excellence" program will be able to boost a positive operative trend in fiscal year 2008/2009.

OPPORTUNITY AND RISK REPORT

Because of its international activities the ESCADA Group faces risks that require systematic monitoring and control. ESCADA AG has therefore installed a Group-wide risk and opportunity management for detecting, assessing and controlling risks and opportunities. The controlled handling of opportunities and risks enables management to safeguard the Group's net worth, financial standing and earnings position as well as utilizing earning potentials.

Each quarter all the individual Group companies prepare the opportunities and risk reports according to the following criteria:
- Identification of an opportunity/risk
- Quantification of volume
- Probability
- Influence potential
- Measures

Following analysis of the individual reports, the risk officer summarizes the reports for the whole Group and regularly submits his reports to the Board of Management and Supervisory Board.

The systematic division of opportunities and risks defines the following general areas of opportunities and risks:
- The economy
- Industry sector
- Company-internal processes
- Personnel
- Legal
- Finances
- Rating

Additional opportunity and risk areas can be included if necessary.

The ESCADA Group currently faces the following key internal and external opportunities and risks:

General economic opportunities and risks
Long-term changes in the general economic conditions can hold opportunities and risks in equal measure. The effects of international crises, such as those caused by terrorist attacks, natural catastrophes or epidemics, can trigger immediate and unpredictable shortfalls and risks for the ESCADA Group.

Industry sector opportunities and risks
As a strong international brand in the women's ready-to-wear sector, ESCADA holds a very independent position with its loyal customer base. The international luxury goods market is on a long-term structural growth track and hence offers attractive growth potential.

Distribution structures that are regionally balanced between the sales channels retail, franchise and multi-label stores optimize the risk structure.

An industry-specific risk can be identified in the attempts of anti-fur campaigners to disrupt operative work flows by staging concerted events.

Company-internal process opportunities and risks

Safeguarding ESCADA products' high level of quality requires equally high standards for textile fabrics, processing techniques and logistic processes. ESCADA has many years of expertise in the design as well as cutting and processing techniques. The competence in the production and logistic processes is constantly developed further. Over the last few years the ESCADA Group has significantly improved in-house processes, cost structures and the level of tied-up capital.

Risks exist as far as the acceptance of changes to the collection is concerned and the changes in the work flow. These are countered by the opportunity for a determined implementation of the current program to raise efficiency, combined with the implementation of a targeted collection management and the thorough restructuring of the company-owned retail. Eliminating these and other internal structural weaknesses constitutes the precondition for initiating profitable growth dynamics within the Group.

Personnel opportunities and risks

The success of ESCADA Group rests essentially on the company employees' dedication. It remains an everlasting challenge to convince and retain a qualified team of skilled employees and managers. By winning over highly qualified and experienced experts from the luxury goods industry the company has a chance to increase the industry's specific know-how on all levels of the value added chain.

To this end ESCADA has developed targeted programs for integration and employee profit sharing, attractive remuneration systems, and both internal and external programs for further education and professional qualification.

Legal risks

Adequate provisions are continually being made to cover legal risks. At present there are no legal disputes of any material concern for the Group.

Financial opportunities and risks

The financial opportunities and risks are mainly the result of price changes in exchange and interest rates, fluctuations in liquidity and cash flow, and changes in credit standing. ESCADA Group's principal policy in dealing with financial instruments is conservative.

A detailed explanation of the exchange and interest rate risks is provided in item 36 of the notes.

To secure liquidity and monitor cash flows, both financial planning and financing of the ESCADA Group are centrally administered by ESCADA AG. The centralization of the Group's financing makes it possible to optimize liquidity surpluses and liquidity requirements within the Group. ESCADA AG uses bank credit lines and uses the placement opportunities of the capital markets for financing.

The 200 million Euro bond issued in March 2005 with a term until 2012 safeguards ESCADA Group's long-term liquidity requirements. The syndicated loan for a total of 90 million Euros carries a term until the end of 2008 and will therefore have to be prolonged in fiscal year 2007/2008.

To reduce the risks of external debtors' credit standings, an in-house system for limits and risk classes monitors credit terms and the amount of open claims for accounts receivable.

Of the capitalized deferred taxes 30.1 million Euros relate to expected future tax savings from the utilization of losses carried forward. Given current business planning the assumption is that, subject to unchanging fiscal conditions, these capitalized deferred taxes can be realized for losses carried forward.

Rating

In spring of 2005 ESCADA AG asked the two leading rating agencies Moody's and Standard & Poor's to conduct an initial rating, which is reviewed on an annual basis. In the spring of 2006 Moody's upgraded the rating of ESCADA AG by one category. Since April 2006 ESCADA AG has been rated as follows:

- Moody's: B1, stable outlook
- Standard & Poor's: BB–, stable

The next rating review is expected to take place in the spring of 2008.

INFORMATION ACCORDING TO SEC. 315 HGB (GERMAN COMMERCIAL CODE)

Information on Board of Management remuneration (Sec. 315 para. 2 No. 4 HGB)
The contracts with members of the Board of Management generally carry a term between three and five years. The remuneration of the Board of Management members is discussed by Supervisory Board's Personnel Committee and finally defined by the Supervisory Board. The remuneration consists of fixed components (fixed remuneration and benefits in kind) and performance-related components (profit sharing and stock options and/or Stock Appreciation Rights). The profit-sharing bonus is linked to personal targets or the Group result. The extent,to which extraordinary influences are to be taken into consideration is subject to the Supervisory Board's decision. A minimum profit-sharing bonus can be agreed for Board members who joined during the course of a fiscal year. Stock Appreciation Rights are virtual stock options, under which the entitled beneficiaries receive bonus payments in cash subject to an appropriate performance of ESCADA's share price and also partially subject to the Return On Invested Capital (ROIC) of the ESCADA Group. The Supervisory Board defines the individual rules for each Board of Management member on exercising the Stock Appreciation Rights. The fixed salaries for the individual members of the Board of Management are dependent on their respective functions. Benefits in kind include the use of company cars, repayment of relocation costs, assumption of hotel and accommodation costs, clothing allowances and assumption of insurance premiums. Item 43 of the notes provides a detailed listing of the remuneration for Board of Management members.

Information on Supervisory Board remuneration (Sec. 315 para. 2 No. 4 HGB)
Sec. 8, paragraph 5 of the articles of incorporation defines the remuneration for the Supervisory Board members. Besides reimbursement for their cash expenses and value-added tax charged on their work for the Supervisory Board, the members of the Supervisory Board receive a fixed annual remuneration of 16,000 Euros. The chairperson of the Supervisory Board receives double, his or her deputy one-and-a-half-times of the fixed amount. There is no performance-related remuneration.

Information on the composition of subscribed capital (Sec. 315 para. 4 no. 1 HGB)
The capital stock of ESCADA AG as of October 31, 2007, amounted to 86,443,591.68 million Euros, divided into 16,883,514 bearer shares of no-par-value common stock. Each share carries one voting right at the shareholders' meeting. The number of voting rights thus also comes to 16,883,514. The number of shares and voting rights may increase until the shareholders' meeting if subscription rights are exercised from conditional capital.

Information on restrictions affecting voting rights or the transfer of shares (Sec. 315 para. 4 No. 2 HGB)

The Board of Management is not aware of any restrictions affecting voting rights or the transfer of shares.

Information on direct and indirect equity participation (Sec. 315 para. 4 no. 3 HGB)

Mr. Rustam Aksenenko, Switzerland, is the largest shareholder of ESCADA AG, holding a share of around 26.73% in the company's capital stock. Additional major shareholders are Bestinver Gestión, S.A. SGIIC, Madrid, Spain, with a share of 10.96% as well as Fidelity International Limited, Hamilton, Bermuda, and FMR LLC, Boston, USA, together with a total of 10.27%. These data apply as of the end of the compilation period for the Management Discussion and Analysis. Additional larger blocks of stocks are held in Great Britain, North America, Germany and Switzerland. According to the definition by Deutsche Börse the free float per November 2007 was 63.32% The proportion of a free float follows from the definition according to which institutional investors (funds, asset managers, investment management companies) with short-term investment strategies and a share of less than 25% and private investors with a share of less than 5% are to be classified as free float.

Information on holders of shares with special rights (Sec. 315 para. 4 No. 4 HGB)

There are no shares with special rights that confer power of control to the holder.

Information on the type of control rights of employee shares (Sec. 315, para. 4 No. 5 HGB)

There are no employee participation stocks that limit the holders' powers of control.

Information on statutory rules and provisions in the articles of incorporation regarding the appointment and revocation of Board of Management members and amendments to the articles of incorporation (Sec. 315, para. 4, No. 6 HGB)

The appointment and revocation of members of the Board of Management follows the statutory provisions (Secs. 84, 85 AktG (German Stock Corporation Act)). The Supervisory Board alone is in charge of appointment and revocation. Members of the Board of Management are appointed for a maximum term of five years.

A renewed appointment or extension of term of office is permitted. Notwithstanding statutory provisions (Sec. 76 para. 2 AktG), the articles of incorporation of ESCADA AG merely provide for the Board of Management to consist of only one member, if the company's capital stock exceeds 3,000,000 Euros. The articles of incorporation do not provide for special rules regarding the appointment and revocation of individual or all Board of Management members.

The articles of incorporation of ESCADA AG can be amended by resolution of the Shareholders' Meeting (Sec. 179 AktG). The Shareholders' Meeting can confer the right to the Supervisory Board to make amendments to the articles of the incorporation that merely affect the version of the articles of incorporation. Amendments to the articles of the incorporation become legally effective when entered into the Commercial Register. Amendments to the articles of incorporation require the approval of the shareholders' meeting by a majority of at least three quarters of the nominal capital represented during the resolution.

Information on the Board of Management's authorization to issue and buy back shares (Sec. 315 para. 4 No. 7 HGB)

Authorized capital

As of October 31, 2007 authorized capital totaled 15 million Euros, with a term until April 10, 2008. New common stock may be issued on one or more occasions in exchange for cash contributions only. Subject to the approval of the Supervisory Board, the Board of Management is authorized, under Sec. 4 para. 4 of the Articles of Incorporation on one or more occasions on or before April 10, 2008, to increase the capital stock by an amount not to exceed a total of 15 million Euros by issuing new stock in return for cash contributions (Authorized Capital, 2003/2008). In this connection, subject to the approval of the Supervisory Board, the Board of Management may preclude preemptive rights for fractional amounts resulting from subscription ratios. For fractional amounts of the Authorized Capital totaling not more than 3,961,917.44 Euros, subject to the approval of the Supervisory Board, the Board of Management may preclude preemptive rights if the issue amount of the new stock is not substantially lower than the trading price on the market.

Conditional capital

The conditional capital is made up of the Conditional Capital 1999/I in the amount of up to nominally 1.7 million Euros and the Conditional Capital 2003/I in the amount of up to 7.5 million Euros.

The Conditional Capital Increase 1999/I is carried out by issuing up to 332,500 bearer shares of common stock carrying the right to participate in profits as of the beginning of the fiscal year in which the issue takes place, but only to the extent that the holders exercise stock options granted under the 1998/99 ESCADA Stock Option Plan approved under the authorization of May 6, 1999, as amended on April 3, 2001.

Conditional Capital Increase 2003/I is to be carried out only to the extent that holders of the convertible bonds issued by ESCADA AG under the resolution of the shareholders' meeting of August 19, 2003, exercise their conversion rights or meet their conversion obligations. The new stock will participate in profits as of the beginning of the fiscal year in which it is created through the exercise of conversion rights or the fulfillment of conversion obligations. Each of the convertible bonds carries the right of conversion to one bearer share of no-par common stock. Of a total of 1,991,163 convertible bonds, each with a par value of 10.00 Euro, a total of 1,647,619 had been converted as of October 31, 2007, leaving a total of 343,544 still outstanding.

Stock Option Plan

Under the resolution passed by the annual shareholders' meeting on May 6, 1999, as amended on April 3, 2001, the Board of Management was authorized to issue up to 750,000 stock options, one half of them for common stock and one half for preferred stock. A resolution of the extraordinary shareholders' meeting on September 18, 2002, converted preferred stock one-for-one to common stock. The meeting also amended the articles of incorporation governing Conditional Capital I accordingly. No stock options were held by members of ESCADA AG's Board of Management and members of management of Group companies as of October 31, 2007. Other management executives held 50,000 stock options.

Stock options cannot be exercised unless the market price of the stock and the Group's Return On Invested Capital (ROIC) have each risen more than 10% between the options' time of issue and the start of the time window for exercising the options. Stock options are subject to a lock-up period of two years from their issue date. The options may then be exercised for five years after the expiration of the lock-up period.

Buy-back of own shares

The Board of Management is not authorized to buy back company's own shares.

Information on significant agreements, taking effect upon a change of control of the company following a takeover bid (Sec. 315, para. 4, No. 8 HGB)

ESCADA AG has issued a bond 2005/2012 with a volume of 200 million Euros. The Terms and Conditions of this bond grant the creditors of the bond the right to return the bond in parts or in full to ESCADA AG in case of a change of control (and hence also in case of a change of control contingent on a take-over) and in return to demand payment of an amount of 101 % of the issue price plus interest. Furthermore the creditors of the syndicated loan of 90 million Euros, which has a duration until December 31, 2008, have an extraordinary right of cancellation in case of a change of control (and hence also in case of a change of control contingent on a take-over).

Information on compensation agreements (Sec. 315, para. 4, no. 9 HGB)

The company has concluded a compensation agreement with one member of the Board of Management in case of a change of control (and hence a change of control due to a takeover of the company). Under this agreement this Board member is entitled to terminate his employment contract and resign as member of the Board of Management and in the event of termination or amicable settlement of his service contract as a member of the Management Board may request three times his fixed annual salary.

STATEMENTS ABOUT THE FUTURE

This management discussion and analysis contains statements that refer to the future development of ESCADA AG and the ESCADA Group as well as to economic and political trends. These statements represent predictions made on the basis of all the information available at the present time. If the underlying assumptions do not prove accurate, or i f additional risks should emerge, the actual results may differ from the expected results. For this reason, no responsibility can be taken for the accuracy of this information.

Aschheim/Munich, February 13, 2008
The Board of Management

ESCADA FLAGSHIPSTORE BERLIN

FEATURING THE NEW DESIGN CONCEPT


ESCADA







ESCADA – GLOBAL PRESENCE



NORTH AMERICA
19
SOUTH AMERICA
7

ESCADA SHOPS

NORTH AMERICA **Canada** Edmonton Montreal Toronto Vancouver **USA** Bal Harbour Beverly Hills Boston Chicago Costa Mesa Dallas Hawaii/Honolulu Las Vegas Manhasset New York Palm Beach Palm Desert Phoenix Plano Seattle **SOUTH AMERICA** **Argentina** Buenos Aires **Mexico** Cancun Mexico City **EUROPE** **Germany** Aachen Baden-Baden Berlin Bonn Dresden Düsseldorf Frankfurt Freiburg Hamburg Hannover Kampen/Sylt Kassel Cologne Munich Munster Nuremberg Rottach Stuttgart Wiesbaden **Belgium** Antwerp Brussels Hasselt Mechelen **France** Aix en Provence Bordeaux Brives Cannes Le Chesney-Parly II Lille Lyon Mégève Metz Monte Carlo Montpellier Nancy Nice Nîmes Paris Rennes St. Tropez Strasbourg Tours **Great Britain** Bramhall-Cheshire Gleneagles London **Greece** Athens Rhodos Thessaloniki **Italy** Florence Milan Naples Rome **Luxembourg** Luxembourg **Netherlands** The Hague Laren Rotterdam Sluis **Austria** Graz Salzburg Vienna **Portugal** Lisbon Porto **Switzerland** Geneva St. Moritz Zurich **Spain** Andorra Alicante Barcelona Estepona Madrid Marbella Murcia Palma de Mallorca Pamplona Platja d'Aro Seville Teneriffa Torrevieja Valencia Valladolid Villareal Zaragoza **Turkey** Ankara Antalya Istanbul **Cyprus** Limassol Nicosia


EASTERN EUROPE
57
EUROPE
188
ASIA
115
MIDDLE EAST
30
AUSTRALIA
4

EASTERN EUROPE **Azerbaijan** Baku **Bulgaria** Sofia Varna **Kazakhstan** Almaty **Croatia** Dubrovnik Zagreb **Latvia** Riga **Lithuania** Palanga Vilnius **Poland** Poznán Warsaw Wroclaw Szczecin **Romania** Bucharest **Russia** Ekaterinburg Krasnoyarsk Moscow N. Novgorod Rostov-on-Don St. Petersburg Samara Tscheljabinsk Ufa **Serbia** Belgrade **Slovenia** Ljubljana **Czech Republic** Karlovy Vary Prague **Hungary** Budapest **Ukraine** Kiev Odessa **Uzbekistan** Tashkent **MIDDLE EAST** **Egypt** Cairo **Bahrain** Manama **Israel** Tel Aviv **Saudi Arabia** Riad **Jordan** Amman **Kuwait** Kuwait **Lebanon** Beirut **Qatar** Doha **Syria** Damascus **Tunisia** Tunis **UAE** Abu Dhabi Dubai **ASIA** **China** Beijing Changchun Changsha Chengdu Chongqing Dalian Foshan Fuzhou Guangzhou Gulyang Hangzhou Hefei Kunming Macau Nanning Ningbo Qingdao Taiyuan Shanghai Shenyang Shenzhen Wenzhou Xian Xiamen Zhuhai **Hong Kong** Hong Kong **India** Mumbai Delhi **Japan** Chiba Fukuoka Hiroshima Kobe Kyoto Nagoya Niigata Osaka Sendai Tokyo Yokohama **Korea** Jukjeon Kwangju Pusan Seoul Sungnam Suwon Daegu Ulsan **Malaysia** Kuala Lumpur **The Philippines** Makati Manila **Singapore** Singapore **Taiwan** Kaohsiung Taichung Tainan Taipei **Thailand** Bangkok **AUSTRALIA** Main Beach Melbourne Sydney

ESCADA GROUP CONSOLIDATED BALANCE SHEET

AS OF OCTOBER, 31, 2007

in thousand Euros

ASSETS	Notes	Group	ESCADA	PRIMERA	Others	Consolidation
Noncurrent assets						
Intangible assets	(8)	46,810	35,436	16,313	0	-4,939
Property, plant and equipment	(9)	93,277	67,229	26,048	0	
Financial assets	(10)	8,845	31,109	236	0	-22,500
Deferred tax credits	(16)	49,325	48,937	388	0	
Total noncurrent assets		**198,257**	**182,712**	**42,985**	**0**	**-27,439**
Current assets						
Inventories	(11)	90,817	68,776	22,041	0	
Trade accounts receivable	(12)	61,696	41,201	20,495	0	
Other current assets	(13)	31,635	38,798	6,587	620	-14,370
Tax credits	(14)	5,889	3,395	2,494	0	
Cash and cash equivalents	(15)	41,811	38,010	3,801	0	
Total current assets		**231,848**	**190,180**	**55,418**	**620**	**-14,370**
Total assets		**430,105**				

LIABILITIES AND SHAREHOLDERS' EQUITY	Notes	Group	ESCADA	PRIMERA	Others	Consolidation
Shareholders' equity						
Shareholders' equity	(17)	81,332				
Minority interests	(18)	299				
Total shareholders' equity		**81,631**				
Noncurrent liabilities						
Bonds	(19)	196,679	196,679	0	0	
Long-term financial liabilities	(20)	0	0	0	0	
Other long-term liabilities	(21)	15,306	11,055	26,751	0	-22,500
Long-term provisions and accrued liabilities	(22)	5,537	5,227	310	0	
Deferred tax liabilities	(16)	4,036	4,030	6	0	
Total noncurrent liabilities		**221,558**	**216,991**	**27,067**	**0**	**-22,500**
Current liabilities						
Short-term financial liabilities	(20)	6,116	5,836	280	0	
Other short-term liabilities	(21)	28,898	26,799	16,469	0	-14,370
Short-term provisions and accrued liabilities	(22)	57,586	45,769	11,817	0	
Trade accounts payable	(23)	33,479	24,767	8,712	0	
Tax liabilities	(24)	837	664	173	0	
Total current liabilities		**126,916**	**103,835**	**37,451**	**0**	**-14,370**
Total liabilities and shareholders' equity		**430,105**				

ESCADA GROUP CONSOLIDATED BALANCE SHEET

AS OF OCTOBER, 31, 2006

in thousand Euros

ASSETS	Notes	Group	ESCADA	PRIMERA	Others	Consolidation
Noncurrent assets						
Intangible assets	(8)	48,158	36,807	16,290	0	–4,939
Property, plant and equipment	(9)	79,700	52,710	26,990	0	0
Financial assets	(10)	10,798	30,168	140	0	–19,510
Deferred tax credits	(16)	69,184	63,847	5,337	0	0
Total noncurrent assets		**207,840**	**183,532**	**48,757**	**0**	**–24,449**
Current assets						
Inventories	(11)	102,409	83,688	18,721	0	0
Trade accounts receivable	(12)	58,642	38,498	20,144	0	0
Other current assets	(13)	33,692	30,220	4,157	2,055	–2,740
Tax credits	(14)	3,371	3,346	25	0	0
Cash and cash equivalents	(15)	20,150	17,123	3,027	0	0
Total current assets		**218,264**	**172,875**	**46,074**	**2,055**	**–2,740**
Total assets		**426,104**				

LIABILITIES AND SHAREHOLDERS' EQUITY	Notes	Group	ESCADA	PRIMERA	Others	Consolidation
Shareholders' equity						
Shareholders' equity	(17)	110,144				
Minority interests	(18)	–545				
Total shareholders' equity		**109,599**				
Noncurrent liabilities						
Bonds	(19)	195,488	195,488	0	0	0
Long-term financial liabilities	(20)	2,712	2,712	0	0	0
Other long-term liabilities	(21)	6,977	843	25,644	0	–19,510
Long-term provisions and accrued liabilities	(22)	6,313	5,910	403	0	0
Deferred tax liabilities	(16)	7,304	5,340	1,964	0	0
Total noncurrent liabilities		**218,794**	**210,293**	**28,011**	**0**	**–19,510**
Current liabilities						
Short-term financial liabilities	(20)	5,516	5,143	373	0	0
Other short-term liabilities	(21)	21,336	18,766	5,310	0	–2,740
Short-term provisions and accrued liabilities	(22)	31,130	21,779	9,351	0	0
Trade accounts payable	(23)	36,877	27,852	9,025	0	0
Tax liabilities	(24)	2,852	2,762	90	0	0
Total current liabilities		**97,711**	**76,302**	**24,149**	**0**	**–2,740**
Total liabilities and shareholders' equity		**426,104**				

ESCADA GROUP CONSOLIDATED INCOME STATEMENT

NOVEMBER 1, 2006 – OCTOBER 31, 2007

in thousand Euros

	Notes	Group	ESCADA	PRIMERA	Others	Consolidation
Sales	(25)	**686,116**	**461,117**	**247,681**	**0**	**–22,682**
Changes in finished goods and work in progress		–13,494	–16,642	3,148	0	0
Cost of materials		237,676	142,060	118,298	0	–22,682
Gross profit		**434,946**	**302,415**	**132,531**	**0**	**0**
Personnel expenses	(26)	155,131	99,091	56,040	0	0
Other operating expenses	(27)	240,442	181,004	60,772	966	-2,300
Other operating income	(28)	28,862	26,775	4,387	0	-2,300
EBITDA		**68,235**	**49,095**	**20,106**	**–966**	**0**
Depreciation and amortization	(29)	21,155	16,613	4,542	0	0
EBIT (before one-time expenses)		**47,080**	**32,482**	**15,564**	**–966**	**0**
One-time expenses	(30)	39,192	33,780	712	4,700	0
EBIT (after one-time expenses)		**7,888**	**–1,298**	**14,852**	**–5,666**	**0**
Net financial expense	(31)	–16,442	–13,893	–2,549	0	0
Profit/loss before taxes		**–8,554**	**–15,191**	**12,303**	**–5,666**	**0**
Taxes on income	(32)	18,757	15,912	2,845	0	0
Profit/loss after taxes		**–27,311**	**–31,103**	**9,458**	**–5,666**	**0**
Minority interests		–50	–50	0	0	0
Consolidated profit/loss		**–27,261**	**–31,053**	**9,458**	**–5,666**	**0**

EARNINGS PER SHARE

	2006/2007	2005/2006
Undiluted earnings per share (in Euro)	–1.62	0.42
Fully diluted earnings per share (in Euro)	–1.58	0.41

ESCADA GROUP CONSOLIDATED INCOME STATEMENT

NOVEMBER 1, 2005 – OCTOBER 31, 2006

in thousand Euros

	Notes	Group	ESCADA	PRIMERA	Others	Consolidation
Sales	(25)	**695,232**	**489,229**	**227,445**	**0**	**–21,442**
Changes in finished goods and work in progress		–12,260	–14,289	2,029	0	0
Cost of materials		249,268	163,801	106,909	0	–21,442
Gross profit		**433,704**	**311,139**	**122,565**	**0**	**0**
Personnel expenses	(26)	150,393	98,354	52,039	0	0
Other operating expenses	(27)	236,339	181,032	54,549	1,021	–263
Other operating income	(28)	27,131	23,234	4,132	28	–263
EBITDA		**74,103**	**54,987**	**20,109**	**–993**	**0**
Depreciation and amortization	(29)	21,214	16,748	4,466	0	0
EBIT (before one-time expenses)		**52,889**	**38,239**	**15,643**	**–993**	**0**
One-time expenses	(30)	11,940	8,200	0	3,740	0
EBIT (after one-time expenses)		**40,949**	**30,039**	**15,643**	**–4,733**	**0**
Net financial expense	(31)	–16,391	–14,236	–2,155	0	0
Profit/loss before taxes		**24,558**	**15,803**	**13,488**	**–4,733**	**0**
Taxes on income	(32)	17,692	12,219	5,473	0	0
Profit/loss after taxes		**6,866**	**3,584**	**8,015**	**–4,733**	**0**
Minority interests		–79	–79	0	0	
Consolidated profit/loss		**6,945**	**3,663**	**8,015**	**–4,733**	**0**

ESCADA GROUP STATEMENT OF CHANGES IN EQUITY

	Issued capital	Additional paid-in capital	Legal reserves
Balance on October 31, 2005	**84,294**	**14,090**	**786**
Profit 2005/2006			
Capital increase	1,918	2,008	
Transfer to reserves for stock options		225	
Transfer to earnings reserves			159
Withdrawal from capital reserves			–244
Foreign currency translation differences			
Other capital			
Balance on October 31, 2006	**86,212**	**16,323**	**701**
Profit 2006/2007			
Capital increase	231	69	
Transfer to reserves for stock options		146	
Transfer to earnings reserves			29
Withdrawal from capital reserves			
Changes in the scope of consolidation/ acquisition of minority interests			–2
Foreign currency translation differences			
Other capital			
Balance on October 31, 2007	**86,443**	**16,538**	**728**

in thousand Euros

Other earnings reserves	Retained earnings	Foreign currency translation differences	Other capital	Minority interests	Total
9,402	**6,525**	**−14,139**	**−1,491**	**−463**	**99,004**
	6,945			−79	6,866
					3,926
					225
8,921	−9,080				0
−50	294				0
		−2,976		−3	−2,979
			2,557		2,557
18,273	**4,684**	**−17,115**	**1,066**	**−545**	**109,599**
	−27,261			−50	−27,311
					300
					146
11,648	−11,677				0
					0
				894	892
		−3,016			−3,016
			1,021		1,021
29,921	**−34,254**	**−20,131**	**2,087**	**299**	**81,631**

ESCADA GROUP CASH FLOW STATEMENT

in thousand Euros

	2006/2007	2005/2006
Cash flow		
Consolidated result before taxes	–8,554	24,558
Adjustments for:		
Depreciation of property, plant and equipment and intangible assets	27,641	21,214
Appreciation on property, plant and equipment and intangible assets	0	–73
Financial result	16,442	16,391
Decrease in long-term provisions	–776	–867
Other non-cash expenses and income	9,460	11,667
Gross cash flow	**44,213**	**72,890**
Increase/decrease in short-term provisions	19,476	–3,721
Loss from the disposal of fixed assets	1,095	1,845
Decrease in inventories, trade accounts receivable and other assets	9,106	6,732
Increase/decrease in trade accounts payable and other liabilities	3,308	–1,441
Cash and cash equivalents generated by operating activities	**77,198**	**76,305**
Interest paid	–18,982	–19,076
Interest received	1,177	930
Income taxes paid and received	–2,188	–8,643
Net cash and cash equivalents from operating activities	**57,205**	**49,516**
Cash flows from investing activities		
Payments received from disposal of fixed assets (residual book value of the disposals plus gains and less losses from disposal of assets)	1,821	1,057
Expenditures for capital expenditures in intangible assets	–4,519	–6,738
Expenditures for capital expenditures in property, plant and equipment	–29,327	–24,559
Payments received from investment grants	0	530
Acquisition of subsidiaries less net cash and cash equivalents acquired	–906	–3,956
Sale of subsidiaries less net cash and cash equivalents sold	689	0
Other repayments/expenditures financial assets	653	475
Expenditures for the acquisition/sale of securities	–419	–368
Income received from equity investments	1,746	1,281
Net cash and cash equivalents used in investing activities	**–30,262**	**–32,278**
Cash flows from financing activities		
Payments received from the issue of new stocks	299	3,905
Payments for liabilities from finance leasing	–2,137	–1,883
Repayment of borrowings	–2,834	–11,179
Net cash and cash equivalents used in financing activities	**–4,672**	**–9,157**
Net increase in cash and cash equivalents	22,271	8,081
Effect of exchange rate changes	–610	–153
Cash and cash equivalents at beginning of period	20,150	12,222
Cash and cash equivalents at the end of period	**41,811**	**20,150**

NOTES

(1) GENERAL INFORMATION

ESCADA Aktiengesellschaft (hereinafter also referred to as ESCADA AG), a stock corporation under German law, is the parent company of the ESCADA Group and has its registered offices in Aschheim/Munich, Margaretha-Ley-Ring 1, Germany.

ESCADA AG is listed in the Commercial Register of Munich Local Court, under HRB No. 74942.
The ESCADA Group's business operations focus on the design, manufacture and sale of apparel, knit goods and textile goods of all kinds, leather goods, handbags, fashion accessories, fragrances and cosmetics.

The reporting date for the consolidated balance sheet of ESCADA AG is October 31, 2007. The consolidated income statement, statement of changes in equity, cash flow statement, notes to the consolidated financial statements (including segment report), and management's discussion and analysis cover the period from November 1, 2006, to October 31, 2007.

The consolidated balance sheet, consolidated income statement, statement of changes in equity, cash flow statement and segment report are shown in thousands of Euros.

To provide a more accurate view of the Company's net worth, financial position and earnings, the balance sheet, income statement and segment report have been divided into three business units: ESCADA, PRIMERA, and Others. The "Others" business unit comprises activities that are not directly allocated to either ESCADA or PRIMERA.

The balance sheet and income statement present the relations between the business units ESCADA and PRIMERA in a separate "Consolidation" column.

(2) APPLICATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

The consolidated financial statements of ESCADA AG as of October 31, 2007 were prepared in accordance with the International Financial Reporting Standards (IFRS) and International Accounting Standards (IAS) of the International Accounting Standards Board (IASB), with due acknowledgement of the interpretations of the International Financial Reporting Interpretations Committee/Standing Interpretations Committee (IFRIC/SIC).

All standards that were mandatory in the 2006/2007 fiscal year in the European Union were applied. The consolidated financial statements contain additional explanations in accordance with Sec. 315a HGB (German Commercial Code).

The balance sheet is organized into current and non-current items in accordance with IAS 1. Assets and debt are classified accordingly as non-current (long-term), if they remain for more than a year within the Group. Trade accounts receivable and payable, as well as inventories, are generally reported as current (short-term) items. Deferred tax credits and/or liabilities are generally reported as non-current (long-term) items.

The income statement is prepared in accordance with the total cost method.

To improve the clarity of presentation, various items of the consolidated balance sheet and the Group's income statement have been grouped together. These are explained separately in the notes.

The Board of Management of ESCADA AG approved the consolidated financial statements for submission to the Supervisory Board on February 13, 2007.

(3) SCOPE OF CONSOLIDATION

In addition to the parent company, ESCADA AG, 41 (vs. 40) fully consolidated companies were included in the consolidated financial statements within the scope of consolidation.

ESCADA Munich		Nominal capital in thousands	Currency	Share belonging to Group in %
Europa				
ESCADA (U.K.) Limited, London, Great Britain		100	GBP	100.0
ESCADA France S.A.R.L., Paris, France		10,622	EUR	100.0
ESCADA DEVELOPMENT S.A.R.L., Paris, France		20	EUR	100.0
ESCADA Monte Carlo S.A.M., Monte Carlo, Monaco		1,500	EUR	100.0
ESCADA Maglia Italia S.r.l., Reggiolo, Italy		10	EUR	100.0
ESCADA Production Accesssoires S.r.l., Florence, Italy		10	EUR	100.0
ESCADA Italia S.r.l., Rome, Italy		3,640	EUR	100.0
Grupo ESCADA España S.A.U., Manresa, Spain		1,505	EUR	100.0
Proyecto Empresarial Invitio S.L., Manresa, Spain		3	EUR	100.0
Graham Limitada, Lisaboa, Portugal		5	EUR	100.0
Textil Graham Limitada, Lisaboa, Portugal		5	EUR	100.0
ESCADA Textilien-Vertriebsgesellschaft m.b.H., Salzburg, Austria		36	EUR	100.0
ESCADA Holding B.V., Amsterdam, Netherlands		136	EUR	100.0
ESCADA d.o.o., Zagreb, Croatia		20	HRK	100.0
ESCADA Logistik GmbH, Reichersberg, Austria		70	EUR	100.0
ESCADA (Schweiz) AG, Zollikon, Switzerland		100	CHF	100.0
ESCADA Hellas SA, Athens, Greece		60	EUR	100.0
ELOS-ESCADA logistika in servis d.o.o., Gornja Radgona, Slovenia		209	EUR	100.0
EPAS proizvodno podjetje d.o.o., Gornja Radgona, Slovenia		29	EUR	52.0
Germany				
Primera Damenkleiderfabrik GmbH, Aschheim/Munich		25	EUR	100.0
Clasen-Beteiligungs GmbH, Berlin		793	EUR	100.0
ESCADA Textilvertrieb GmbH, Aschheim/Munich		26	EUR	100.0
ESCADA Deutschland Vertriebs GmbH, Munich		500	EUR	100.0
North America				
ESCADA (USA) Inc., New York, USA	Common stock	2,000	USD	100.0
	Preferred stock	2,700	USD	100.0
B.E.M. Enterprise Ltd., New York, USA		0.1	USD	80.0
ESCADA CANADA Inc., Toronto, Canada	Common stock	3,120	CAD	100.0
	Preferred stock	2,980	CAD	100.0

	Nominal capital in thousands	Currency	Share belonging to Group in %
Asia			
ESCADA Korea Limited, Seoul, Korea	372,000	KRW	100.0
ESCADA (Asia) Ltd., Hong Kong, China	526	HKD	100.0
ESCADA Retails (HK) Limited, Hong Kong, China	8,000	HKD	100.0
PRIMERA (Asia) Ltd., Hong Kong, China	500	HKD	100.0
ESCADA Japan Co., Ltd., Tokyo, Japan	480,650	YEN	100.0
Green Horse Co., Ltd., Tokyo, Japan	10,000	YEN	100.0
PRIMERA MUNSTER			
Germany			
PRIMERA AG, Munster	2,556	EUR	100.0
cavita fashion GmbH, Munster	3,042	EUR	100.0
apriori Textilvertriebs GmbH, Munster	2,045	EUR	100.0
PRIMERA Retail GmbH, Munster	511	EUR	100.0
BiBA Mode GmbH, Duisburg	1,534	EUR	100.0
BiBA GmbH, Duisburg	128	EUR	100.0
Laurèl GmbH, Aschheim/Munich	2,000	EUR	100.0
Outside Germany			
"Schneberger" Ges.m.b.H., Stadl-Paura, Austria	36	EUR	100.0
PRIMERA (Far East) Limited, Hong Kong, China	100	HKD	100.0

The following companies were consolidated for the first time:
- EPA S.r.l., Florence
- EPAS proizvodno podjetje d.o.o., Gornja Radgona
- Graham Limitada, Lisbon
- Textil Graham Limitada, Lisbon

The following companies were removed from the scope of consolidation:
- Primera Tunisie S.A., Ez-Zahara
- ESCADA Genève S.A., Geneva
- Laurèl China Limited, Hongkong, China

Previously not included in the consolidated financial statements because of its immateriality, EPA S.r.l., Florence, Italy, was fully consolidated for the first time with effect from November 1, 2006 on account of an extensive reorientation of the Accessories business unit. There were no hidden reserves and encumbrances in the assets and liabilities of the company, nor any intangible assets whose fair value can be reliably calculated. The initial consolidation gave rise to goodwill of 273 thousand Euros.

Previously included in the consolidated financial statements at equity, EPAS proizvodno podjetje d.o.o., Gornja Radgona, Slovenia, was fully consolidated for the first time with effect from November 1, 2006 on account of expansion of the location and the associated increase in control by ESCADA AG. Furthermore, ESCADA AG acquired an additional 3% of the shares for 16 thousand Euros on September 30, 2007 and now holds 52%. This did not give rise to any goodwill. Within the scope of the transition from consolidation at equity to full consolidation, a difference of 182 thousand Euros arose that was recognized with an impact on the income statement.

With effect from January 1, 2007, Grupo ESCADA España S.A.U., Manresa, Spain, acquired 100% of the shares in Graham Limitada, Lisbon, Portugal and 2% of the shares in Textil Graham Limitada, Lisbon, Portugal. Graham Limitada holds 98% of the shares in Textil Graham Limitada. The purchase price for both companies was 513 thousand Euros. There were no hidden reserves and encumbrances in the assets and liabilities of the company, nor any intangible assets whose fair value can be reliably calculated.

The acquisition of the shares gave rise to goodwill of 326 thousand Euros. Both companies were fully consolidated with effect from the purchase date.

On June 30, 2007, ESCADA Deutschland Vertriebs GmbH, Munich, acquired 75% of the shares in ESCADA Shop Frankfurt GmbH, Frankfurt, at a price of 500 thousand Euros. ESCADA AG already held a 25% share in the company.

With merger agreement of August 6, 2007, ESCADA Shop Frankfurt GmbH was retroactively merged into ESCADA Deutschland Vertriebs GmbH with effect from June 30, 2007. There were no hidden reserves and encumbrances in the assets and liabilities of the company, nor any intangible assets whose fair value can be reliably calculated. The acquisition of the shares gave rise to goodwill of 589 thousand Euros. The company was fully consolidated with effect from the purchase date.

Effective as of August 31, 2007, ESCADA AG acquired the remaining 10% in ESCADA Canada Inc. Toronto, Canada, at a price of 176 thousand Euros and now holds 100% of the shares. There were no hidden reserves and encumbrances in the assets and liabilities of the company, nor any intangible assets whose fair value can be reliably calculated. The acquisition of the shares gave rise to goodwill of 864 thousand Euros.

Effective as of August 31, 2007 Primera Tunisie S.A., Ez-Zahara, Tunisia, was sold for the price of 733 thousand Euros. Taking the purchase price into account, the assets and liabilities of the company presented in the balance sheet on the date of de-consolidation (August 31, 2007) were de-consolidated with virtually no net impact on the income statement.

Effective as of June 30, 2007, ESCADA Genève S.A., Geneva, Switzerland, was merged into ESCADA (Switzerland) AG.

Effective as of July 22, 2007 Laurèl China Limited, Hong Kong China was liquidated and is therefore no longer included in the scope of consolidation.
On the whole, the consolidation/de-consolidation of the listed companies had no material influence on the net worth, financial position and earnings of the Group so that comparability with the previous year's consolidated financial statements is not impaired.

The following companies were not included in the consolidated financial statements because of their immateriality, specifically because their business operations are minimal or suspended, or they have ceased operations entirely:
- ES-KÖ Mode GmbH i.L., Düsseldorf
- ELC Handels- und Produktionsges.m.b.H., Budapest, Hungary
- ESCADA Hawaii Inc. i.L., Hawaii, USA
- Madrid Laurèl S.A. i.L., Madrid, Spain
- Second Season Designer Fashion Handels-GmbH, Aschheim
- ESCADA Sweden Retail AB i.L., Stockholm, Sweden

The companies hold no noteworthy assets or liabilities.

The following companies are classified as equity investments and are therefore not fully consolidated:
- Clasen GmbH & Co KG, Berlin (percentage of shares held 5.1%
- Herbert Clasen GmbH, Berlin (percentage of shares held 5.1%)
- ESCADA Shop-Handels Ges.m.b.H., Vienna, Austria (percentage of shares held 0.2%)
- Schustermann und Borenstein GmbH, Munich (percentage of shares held 40%)
- E.J. Co., Ltd. i.L., Osaka, Japan (percentage of shares held 45%)

For lack of material influence, the equity interest in Schustermann und Borenstein GmbH is not consolidated at equity.

The equity interest in E.J. Co., Ltd. i.L., Osaka, Japan, is in liquidation and was not consolidated at equity due to immateriality.

(4) CONSOLIDATION PROCEDURES

Capital was consolidated by the purchase method (IFRS 3), offsetting the carrying values of equity interests against the value of the subsidiaries' net assets as of the time of their acquisition. In this context, all assets and liabilities acquired, as well as any intangible assets that also require capitalization, are valued at fair value.

Any capitalized difference yielded by this purchase price allocation is capitalized as goodwill.
In accordance with IFRS 3 and IAS 36, goodwill is only written down if an impairment requirement is determined. Goodwill is checked for impairment annually and written down if necessary.

Shares in the shareholders' equity of the subsidiaries included in the consolidated financial statements to which the parent company is not entitled are presented in a separate item in the shareholders' equity.

Accounts receivable and liabilities among companies included in the consolidated financial statements are eliminated by debt consolidation.

Unrealized profits generated by intercompany supply relationships and contained in the inventories of the included companies as of the reporting date have been eliminated. Deferred tax expenditure and income from consolidations with an impact on the income statement have been taken into consideration.

Intercompany revenues have been eliminated with no net impact on the income statement, as have income and expenses among the companies included in the consolidated financial statements.

The consolidation procedures used have not changed in comparison with the previous year.

(5) REPORTING AND VALUATION METHODS

All annual financial statements of the companies included in the consolidated financial statements were prepared on the reporting date of the consolidated financial statements in accordance with standard reporting and valuation principles. Any financial statements prepared in accordance with local accounting standards that are not IFRS-compliant have been adjusted to match the unified Group reporting and valuation principles in the event of substantial deviations in valuation.

Amendments to reporting and valuation procedures on account of new standards

Adoption of the following revised and new standards and the interpretations of the IASB/IFRIC was mandatory for the first time in fiscal year 2006/2007. However, this had no substantial impact on the consolidated financial statements.

- **IAS 19** Amendment of IAS 19, Employee benefits
- **IAS 21** Amendment of IAS 21, The effects of changes in foreign currency exchange rates
- **IAS 39** Amendment of IAS 39, Financial instruments: Recognition and measurement
- **IFRS 1** Amendment of IAS 1, First-time adoption of International Financial Reporting Standards, change relating to IFRS 6
- **IFRS 4** Amendment of IFRS 4, Insurance contracts, change relating to financial guarantee contracts
- **IFRS 6** Exploration for and evaluation of mineral resources
- **IFRIC 4** Determining whether an arrangement contains a lease
- **IFRIC 5** Rights to Interests arising from decommissioning, restoration and environmental rehabilitation funds
- **IFRIC 7** Applying the restatement approach under IAS 29 Financial reporting in hyperinflationary economies
- **IFRIC 8** Scope of IFRS 2
- **IFRIC 9** Reassessment of embedded derivatives
- **IFRIC 10** Interim financial reporting and impairment

New accounting standards

The following standards and interpretations published and adopted by the European Union up to October 31, 2007 but which have not yet entered into force were not applied in fiscal year 2006/2007:

- **IAS 1** Amendment of IAS 1, Presentation of financial statements – disclosure of capital
- **IFRS 7** Financial instruments: disclosures
- **IFRS 8** Operating segments
- **IFRIC 11** Group and treasury share transactions in accordance with IFRS 2
- **IFRIC 12** Service concession arrangements
- **IFRIC 13** Customer loyalty programmes
- **IFRIC 14** The limit on a defined benefit asset, minimum funding requirements and their interaction

Essentially, the first-time adoption will have the following effects on the consolidated financial statements:

Amendment of IAS 1, Presentation of financial statements – disclosure of capital

The changes involve disclosure obligations enabling the readers of financial statements to evaluate the objectives, methods and processes of capital management. Adoption of the amendment is mandatory for annual periods beginning on or after January 1, 2007 and will lead to additional notes disclosures.

IFRS 7 Financial instruments: disclosures

This standard replaces, supplements and expands various disclosures regarding financial instruments that were previously governed in IAS 30 and IAS 32. Adoption of the standard is mandatory for annual periods beginning on or after January 1, 2007 and will lead to additional notes disclosures.

IFRS 8 Operating segments
This standard replaces IAS 14 and changes segment reporting from the „Risk and Reward Approach" to the „Management Approach" in terms of segment identification. Adoption of the standard is mandatory for annual periods beginning on or after January 1, 2009 and will lead to additional notes disclosures.

IFRIC 11 Group and treasury share transactions in accordance with IFRS 2
The interpretation provides guidance on applying IFRS 2 as regards share-based payments involving an entity's own equity instruments. Adoption of IFRIC 11 is mandatory for annual periods beginning on or after March 1, 2007. At the time of preparation of the consolidated financial statements, it could not yet be determined whether or not the interpretation will have an impact on future consolidated financial statements.

IFRIC 12 Service concession arrangements
The interpretation defines service concession arrangements and the recognition thereof in the balance sheet. Adoption of IFRIC 12 is mandatory for annual periods beginning on or after January 1, 2008. At the time of preparation of the consolidated financial statements, it could not yet be determined whether or not the interpretation will have an impact on future consolidated financial statements.

IFRIC 13 Customer loyalty programmes
The interpretation addresses the accounting of companies that grant their customers loyalty award credits. Adoption of IFRIC 13 is mandatory for annual periods beginning on or after January 1, 2008. At the time of preparation of the consolidated financial statements, it could not yet be determined whether or not the interpretation will have an impact on future consolidated financial statements.

IFRIC 14 The limit on a defined benefit asset, minimum funding requirements and their interaction

The interpretation provides guidance on applying IAS 19 as regards surplus amounts in pension plans. Adoption of IFRIC 14 is mandatory for annual periods beginning on or after July 1, 2008. At the time of preparation of the consolidated financial statements, it could not yet be determined whether or not the interpretation will have an impact on future consolidated financial statements.

Preparing the Consolidated Financial Statements in accordance with IFRS requires that assumptions are made and estimates are used that have an effect on the amount and the statement of the assets and liabilities, income and expenses and contingent liabilities shown in the balance sheet. These assumptions and estimates relate primarily to the definition of useful economic life, the valuation of the net realisable values of inventories, the accounting and valuation of reserves and the feasibility of future tax relief. Moreover, assumptions and estimates made on the intrinsic value of goodwill will be dealt with within the scope of the audit. The assumptions on which the respective estimates are based are commented upon for the individual items in the Income Statement and Balance Sheet. In individual cases the actual values may differ from the asssumptions and estimates made. Pursuant to IAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors", changes will be taken into account at the time of their discovery and recognised in the Income Statement.

The annual financial statements of the companies included in the consolidated financial statements were essentially prepared using the parent company's reporting and valuation methods, which are explained below.

Intangible assets
Intangible assets acquired for consideration are capitalized at their acquisition cost in accordance with IAS 38, with scheduled depreciation being taken on a straight-line basis over their expected useful life of three to ten years.

Goodwill subsequent to the time of acquisition has been measured by the impairment-only approach under IFRS 3, starting with fiscal year 2003/2004. If necessary, items have been written down to their lower fair value.

Property, plant and equipment
In compliance with IAS 16, property, plant and equipment are valued at the cost of acquisition or production, less scheduled depreciation distributed over their expected useful life on a straight-line basis.

The following useful lives are applied as a basis for depreciation:

– Buildings:	20 to 30 years
– Plant and machinery:	3 to 10 years
– Other fixtures & fittings, tools and equipment:	3 to 10 years

Low-value fixed assets are written off in full in the year acquired. Maintenance expenses are treated as expenses for the period. The cost of debt is not included in the acquisition or production costs, but is recognized as expense in the period incurred

Property, plant and equipment were not re-valued in accordance with IAS 16.

No property was held as investment property in accordance with IAS 40.

For lease contracts in which the companies included in the consolidated financial statements are the lessee, beneficial ownership of the leased property is attributed to the lessee in compliance with IAS 17 if the lessee essentially bears all risks and opportunities associated with ownership (finance leases).

The methods of depreciation and useful lives are equivalent to those of comparable owned assets. These items are normally capitalized at acquisition cost as of the signing date of the lease agreement or at present value of the minimum lease payments. The corresponding lease obligations are reported under other liabilities. The interest component of lease obligations is reported in the income statement for the duration of the lease.

If beneficial ownership under a lease remains with the lessor (operating leases), the leased items are reported by the lessor. The associated lease expenses are reported in full as an expense.

Impairment

At each reporting date, the ESCADA Group assesses in accordance with IAS 36 whether there is any substantial evidence of impairment of the reported assets (with the exception of deferred tax credits and inventories). If such evidence exists, the fair value of the assets is estimated and, if necessary, depreciated appropriately.

According to IAS 36, goodwill is to be assessed for impairment at least once per year. The ESCADA Group carried out this impairment test at October 31, 2007. The impairment test involves comparing the carrying value and the recoverable amount of a cash-generating unit. If the carrying value exceeds the recoverable amount, this is evidence of impairment.

The ESCADA Group defines subsidiaries that operate in a country and which are included in these financial statements as cash-generating units, with the companies in Spain and Portugal, as well as the companies in France and Monaco, each being grouped into one unit, respectively. The companies in the PRIMERA Group are treated separately from the ESCADA business unit. The impairment test is made on the basis of the individual company's business plan (forecast period 10 years). Weighted average costs of capital (WACC) are determined from the capital structure of the respective companies. All companies are uniformly measured at an equity cost ratio of 13% and a debt capital ratio of 8.33% (equals the effective interest rate of the 2005/2013 bond). A risk markup is applied for each company separately.

Accordingly, goodwill was measured for the cash-generating unit Germany (ESCADA Deutschland Vertriebs GmbH) at 589 thousand Euros (vs. 0 thousand Euros), the cash-generating unit Switzerland (ESCADA Schweiz AG) at 246 thousand Euros (vs. 246 thousand Euros), the cash-generating unit Spain/Portugal (Proyecto Impresarial Invitio S.L. with the wholly owned – direct and indirect – subsidiaries in Spain and Portugal) at 14,349 thousand Euros (vs. 14,028 thousand Euros), the cash-generating unit France/Monaco (ESCADA France S.A.R.L. with its wholly owned subsidiary ESCADA Monte Carlo S.A.M.) at 2,140 thousand Euros (vs. 2,140 thousand Euros), the cash-generating unit Italy (ESCADA Production Accessoires S.r.l.) at 273 thousand Euros (vs. 0 thousand Euros), the cash-generating unit Canada (ESCADA CANADA Inc.) at 864 thousand Euros (vs. 0 thousand Euros) and the cash-generating unit BiBA Mode GmbH of the PRIMERA Group, with its wholly owned subsidiary BiBA GmbH, at 10,238 thousand Euros (vs. 10,238 thousand Euros).

Financial assets

Financial assets are classified as „available for sale" and thus reported at their acquisition costs, reduced by any applicable depreciation. There is no active market for those companies reported as equity investments. Therefore, a fair value cannot be reasonably determined.

The list of interests held by the company will be published in the electronic Federal Gazette.

Inventories

Raw materials, supplies and merchandise are generally valued at acquisition cost plus incidental acquisition costs, in compliance with IAS 2. Work in progress and finished goods are valued at their cost of production. In addition to direct costs, the production costs also include proportional overheads for production and materials. Financing costs are not reported as acquisition or production costs.

Items with impaired marketability are written down to their net realizable value.

Valuation is essentially carried out according to the average cost method.

Accounts receivable and other assets

Accounts receivable and other assets are normally stated at fair value, with any identifiable risks being taken into consideration by means of corresponding depreciation.

Cash and cash equivalents are stated at their par value.

Provisions and accrued liabilities

A large proportion of the items presented under "Provisions for pensions" involve so-called clearance provisions that are reported in the Austrian subsidiaries, and items of a similar nature that subsidiaries in Italy and France report. These provisions are valued in accordance with IAS 19 using the projected unit credit method. The use of this method was dispensed with for insubstantial amounts on account of the disproportionate amount of effort and expense involved.

The other provisions and accrued liabilities are set up under IAS 37 if a past event entails a present legal or constructive obligation, if it is likely that resources having economic value must be expended to meet this obligation, and if the amount of the obligation can be estimated reliably. The probability must be greater than 50%. Recognized is the most probable settlement value. All identifiable obligations are taken into account under "Other provisions and accrued liabilities". Valuation is based on the amount required to meet the obligation according to the best possible estimate on the reporting date.

Liabilities

Liabilities are stated either at their repayment amount or at their fair value.

Derivative financial instruments

Derivative financial instruments, such as forward-exchange transactions and interest rate swap contracts, are used to hedge against risks arising from currency changes. This is explained in detail under Item (36) DERIVATIVE FINANCIAL INSTRUMENTS

Sales

In accordance with the criteria of IAS 18, sales revenue from sales of goods is recognized if the risks and rewards are transferred to the buyer in full, a price has been agreed on or can be determined and payment can be assumed.

Deferred taxes

Deferred taxes are computed in accordance with IAS 12 on the basis of the liability method, oriented to the balance sheet. Accordingly, deferred tax assets and liabilities items are generally formed for all differences in reporting and valuation between IFRS principles and tax reporting principles (temporary differences) as well as for consolidation processes affecting the income statement.

Additionally, deferred taxes have been recognized as asset items for future tax relief claims on the basis of accumulated losses brought forward for tax purposes.

However, deferred taxes are recognized as an asset item only if it is likely that tax income will be available in future that can be offset against the temporary differences and the losses brought forward.

Deferred taxes are computed with the tax rates applicable in the respective countries on the reporting date, or which have already been decided on in accordance with the legal situation at that time.

Deferred taxes recognized as assets and liability items are only balanced if permitted by the statutory regulations.

In accordance with the rulings of IAS 12, deferred taxes are not discounted.

(6) FOREIGN CURRENCY TRANSLATION PRINCIPLES

Reporting currency

The consolidated balance sheet and the consolidated income statement have been prepared in Euros. The disclosures in the consolidated financial statements are shown in thousands of Euros.

Foreign currency translation for consolidated subsidiaries

The financial statements prepared in foreign currencies by the subsidiaries included in the consolidated financial statements are converted in accordance with the functional currency concept (IAS 21). As all subsidiaries operate their businesses financially, economically and organizationally independently, the respective local currency is the functional currency.

The balance-sheet items of the relevant subsidiaries are converted using the average exchange rate on the reporting date. The average exchange rates for the fiscal year are used for converting items in the income statement. Any resulting currency conversion differences are reported as foreign currency translation differences under shareholders' equity in the consolidated balance sheet, with no net impact on the income statement.

If currency conversion differences result from a capital consolidation, they are also reported as foreign currency translation differences under the item for shareholders' equity in the balance sheet. They have no net impact on the income statement.

Monetary items (cash and cash equivalents, accounts receivable and accounts payable) are measured in the individual financial statements using the average exchange rate on the reporting date. The resultant currency conversion differences are reported in the income statement with a net impact on income. Non-monetary items are stated with their historical values.

There was no goodwill in foreign currency on the reporting date.

Accounting in accordance with IAS 29 was not necessary as there were no subsidiaries in high inflation countries on the reporting date.

(7) CHANGES IN ASSETS

	Acquisition cost							
	Carried forward 11/1/06	Additions	Additions due to changes in the scope of consolidation	Disposals	Disposals due to changes in the scope of consolidation	Changes in currency parities	Transfers	**Final status 10/31/07**
I. Intangible assets								
1. Goodwill	32,919	0	2,051	0	0	0	2	34,972
2. Other intangible assets	48,664	1,621	230	1,423	5	-420	999	49,666
3. Advance payments on intangible asset	667	2,898	0	670	0	0	-992	1,903
Total intangible assets	**82,250**	**4,519**	**2,281**	**2,093**	**5**	**-420**	**9**	**86,541**
II. Property, plant and equipment								
1. Land and buildings	61,748	9,608	64	6,302	799	-2,561	2,920	64,678
2. Machinery	4,419	1,946	847	815	696	-41	0	5,660
3. Other fixtures & fittings, tools and equipment	130,133	23,918	683	14,415	254	-2,407	2,113	139,771
4. Advance payments on property, plant and equipment	4,894	1,972	0	65	0	-54	-5,042	1,705
Total property, plant and equipment	**201,194**	**37,444**	**1,594**	**21,597**	**1,749**	**-5,063**	**-9**	**211,814**
III. Financial assets								
1. Interests in affiliated companies	4,133	0	0	349	0	0	0	3,784
2. Equity investments	13,563	0	0	500	0	0	0	13,063
3. Loans to companies in which ESCADA holds equity investments	286	0	0	286	0	0	0	0
4. Interests in associated companies	390	0	0	390	0	0	0	0
5. Loans to associated companies	0	0	0	0	0	0	0	0
6. Long-term securities	2,645	443	0	24	0	-2	56	3,118
7. Other loans granted	1,575	235	1	603	0	-2	-56	1,150
Total financial assets	**22,592**	**678**	**1**	**2,152**	**0**	**-4**	**0**	**21,115**
Total noncurrent assets	**306,036**	**42,641**	**3,876**	**25,842**	**1,754**	**-5,487**	**0**	**319,470**

PRICE OF 1 EURO

	Rate as of reporting date		Average rate	
	10/31/2007	10/31/2006	2006/2007	2005/2006
USD	1.4459	1.2695	1.3531	1.2400
CAD	1.3777	1.4314	1.4748	1.4027
GBP	0.6972	0.6687	0.6787	0.6838
AUD	1.5675	1.6530	1.6360	1.6565
TND	1.7885	1.6882	1.7422	1.6575
MYR	4.8220	4.6391	4.6852	4.5780
HKD	11.2059	9.8765	10.5510	9.6272
CHF	1.6772	1.5884	1.6370	1.5688
HRK	7.3450	7.3545	7.3376	7.3218
JPY	166.4300	149.6200	160.5075	144.2450
KRW	1,301.0000	1,198.0000	1,255.0000	1,197.0000

Depreciation and amortization

Carried forward 11/1/06	Additions	Additions due to changes in the scope of consolidation	Disposals	Disposals due to changes in the scope of consolidation	Changes in currency parities	Transfers	**Final status 10/31/07**	**Book value 10/31/07**	Book value 10/31/06
6,267	4	0	0	0	0	2	6,273	28,699	26,652
27,825	6,864	82	1,091	5	–215	–2	33,458	16,208	20,839
0	0	0	0	0	0	0	0	1,903	667
34,092	**6,868**	**82**	**1,091**	**5**	**–215**	**0**	**39,731**	**46,810**	**48,158**
31,154	5,264	0	5,552	243	–1,602	0	29,021	35,657	30,594
3,296	525	344	785	469	–26	0	2,885	2,775	1,123
87,044	14,904	60	13,240	196	–1,941	0	86,631	53,140	43,089
0	0	0	0	0	0	0	0	1,705	4,894
121,494	**20,693**	**404**	**19,577**	**908**	**–3,569**	**0**	**118,537**	**93,277**	**79,700**
3,783	0	0	0	0	0	0	3,783	1	350
8,010	0	0	0	0	0	0	8,010	5,053	5,553
0	0	0	0	0	0	0	0	0	286
0	0	0	0	0	0	0	0	0	390
0	0	0	0	0	0	0	0	0	0
0	474	0	0	0	0	0	474	2,644	2,645
1	0	0	–1	0	1	0	3	1,147	1,574
11,794	**474**	**0**	**–1**	**0**	**1**	**0**	**12,270**	**8,845**	**10,798**
167,380	**28,035**	**486**	**20,667**	**913**	**–3,783**	**0**	**170,538**	**148,932**	**138,656**

(8) INTANGIBLE ASSETS

Goodwill

Goodwill subsequent to the time of acquisition has been measured by the impairment-only approach under IFRS 3, starting with fiscal year 2003/2004. The valuation of goodwill for the PRIMERA business unit at 10,238 thousand Euros (vs. 10,238 thousand Euros), for the business unit Germany at 589 thousand Euros (vs. 0 thousand Euros), for the business unit Switzerland at 246 thousand Euros (vs. 246 thousand Euros), for the business unit Spain/Portugal at 14,349 thousand Euros (vs. 14,028 thousand Euros), for the business unit Italy at 273 thousand Euros (vs. 0 thousand Euros), for the business unit France/Monaco at a value of 2,140 thousand Euros (vs. 2,140 thousand Euros) and for the business unit Canada at 864 thousand Euros (vs. 0 thousand Euros) has been confirmed on the basis of the fair value.

Goodwill totaled 28,699 thousand Euros as of 31 October 2007 (vs. 26,652 thousand Euros). Of this amount, 26,445 thousand Euros (vs. 24,483 thousand Euros) pertains to differences resulting from the consolidation of capital, and 2,254 thousand Euros (vs. 2,169 thousand Euros) pertains to goodwill transferred from financial statements of individual companies.

The additions of 2,052 thousand Euros (vs. 246 thousand Euros) to goodwill pertain to the acquisition of the remaining 75% shares in ESCADA Shop Frankfurt GmbH at 589 thousand Euros, the acquisition of Graham Limitada and Textil Graham Limitada at 326 thousand Euros, acquisition of the remaining 10% shares in ESCADA Canada Inc. at 864 thousand Euros and the first-time inclusion of ESCADA Production Accessoires S.r.l. at 273 thousand Euros.

Other intangible assets

This item includes computer software and other rights, such as subsidies to franchise partners and key money. Computer software is subject to scheduled depreciation over 3 - 6 years.

Subsidies to franchise partners are written down over the term of the franchise agreements, up to a maximum of 5 years. Key money is written down over the term of the rental agreements, up to a maximum of 10 years. Regarding changes of useful lives see item 30.

(9) PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment also includes leased items for which title is attributed to the lessee (finance leases). Aside from finance leases, the ESCADA Group also has numerous rental or lease agreements whose economic content categorizes them as operating leases, under which ownership of the leased item is attributed to the lessor.

Future payments for finance leases and operating leases are due as follows:

PAYMENT OBLIGATIONS FOR FINANCE LEASES AND OPERATING LEASES — in thousand Euros

	1 year or less	1 to 5 years	Over 5 years	Total
Finance leases				
Future payments	3,760	10,410	12,298	26,468
Discounting	677	2,758	3,443	6,878
Net present value	3,083	7,652	8,855	19,590
Operating leases				
Future payments	65,422	186,674	80,691	332,787

The carrying value of capitalized leased assets is 25,347 thousand Euros (vs. 15,417 thousand Euros), of which 23,312 thousand Euros is in buildings and 2,035 thousand Euros is in other fixtures & fittings, tools and equipment. Regarding changes of useful lives see item 30.

(10) FINANCIAL ASSETS

Interests in affiliated companies
This item pertains to equity interests held in a number of companies that are not consolidated because of their immateriality to the Group's net worth, financial position and earnings. This specifically refers to the following companies:

- ES-KÖ Mode GmbH i.L., Düsseldorf
- ELC Handels- und Produktionsges.m.b.H., Budapest, Hungary
- ELC spol. s.r.l., Prague, Czech Republic
- ESCADA Hawaii Inc. i.L., Hawaii, USA
- Madrid Laurèl S.A. i.L., Madrid, Spain
- Second Season Designer Fashion Handels-GmbH, Aschheim
- ESCADA Sweden Retail AB i.L., Stockholm, Sweden

These companies hold no noteworthy assets or liabilities.

Equity investments
This item includes a number of companies that are not consolidated at equity because of their immaterial importance or influence. This specifically refers to the following companies:

- Clasen GmbH & Co KG, Berlin (percentage of shares held 5.1%)
- Herbert Clasen GmbH, Berlin (percentage of shares held 5.1%)
- ESCADA Shop-Handels Ges.m.b.H., Vienna, Austria (percentage of shares held 0.2%)
- Schustermann und Borenstein GmbH, Munich (percentage of shares held 40%)
- E.J. Co., Ltd. i.L., Osaka, Japan (percentage of shares held 45%)

Long-term securities and other long-term financial assets
This item essentially concerns long-term lease security deposits and interests held in a retail company. The interests held in the retail company were subject to value adjustments in the fiscal year of 473 thousand Euros (vs. 0 thousand Euros).

Other loans granted
This item comprises a number of loans with remaining terms of five years or less.

(11) INVENTORIES

The item comprises:

in thousand Euros

	10/31/2007	10/31/2006
Raw materials and supplies	12,897	10,889
Work in progress	10,242	10,573
Finished goods and merchandise	66,972	80,947
Advanced payments	706	0
Total	**90,817**	**102,409**

Inventories to the value of 65,909 thousand Euros (vs. 61,600 thousand Euros) are shown at acquisition or production cost. Write-downs of 24,543 thousand Euros (vs. 29,903 thousand Euros) were made on acquisition or production costs amounting to 56,508 thousand Euros (vs. 78,939 thousand Euros). Intercompany profits of 7,057 thousand Euros (vs. 8,227 thousand Euros) were eliminated for finished goods and merchandise.

(12) TRADE ACCOUNTS RECEIVABLE

Write-offs and write-downs of 1,709 thousand Euros (vs. 1,896 thousand Euros) were taken on trade accounts receivable in the fiscal year.

(13) OTHER CURRENT ASSETS

The other current assets comprise the following items:

in thousand Euros

	10/31/2007	10/31/2006
Due from affiliated companies	8	184
Due from other companies in which an equity investment is held	9,941	15,237
Value-added tax refunds	4,062	3,653
Other receivables	17,624	14,618
Total	**31,635**	**33,692**

(14) TAX CREDITS

Tax credits include income tax refunds of 5,889 thousand Euros (vs. 3,371 thousand Euros).

(15) CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise cash on hand and checks, together with credit balances in bank accounts. Changes in cash and cash equivalents are shown in the consolidated cash flow statement.

(16) DEFERRED TAXES

Deferred taxes posted as assets and liabilities are assigned to the following items:

in thousand Euros

	10/31/2007		10/31/2006	
	Assets	Liabilities	Assets	Liabilities
Fixed assets	3,725	3,045	3,528	4,147
Current assets	7,358	1,405	11,635	497
Provisions and accrued liabilities	6,215	0	6,447	574
Liabilities	4,456	2,123	981	3,920
Tax losses brought forward	30,108	0	48,427	0
Offsetting	–2,537	–2,537	–1,834	–1,834
Total	**49,325**	**4,036**	**69,184**	**7,304**

Deferred taxes total 49,325 thousand Euros (vs. 69,184 thousand Euros). Of this amount, 45,598 thousand Euros (vs. 65,893 thousand Euros) is reported in the single-entity balance sheets of consolidated companies, 2,329 thousand Euros (vs. 3,291 thousand Euros) result from the elimination of intercompany profits and 1,398 thousand Euros (vs. 0 thousand Euros) result from other consolidation adjustments.

A total of 30,108 thousand Euros (vs. 48,427 thousand Euros) in deferred taxes comprises anticipated tax savings from future accumulated losses carried forward. Current business projections indicate that capitalized deferred taxes on losses brought forward can be applied under current tax rules.

This assessment can be subject to changes that are contingent on future developments.

On account of the Tax Amendment Law in Germany, the tax rate of 38.65% previously used for calculating deferred taxes was reduced as of 2008 to 28.78%. This necessitated a value adjustment in the fiscal year of 11,186 thousand Euros that was recognized as a deferred tax expense with a net impact on income. In addition, following a reduction in the rate of assessment for local business tax a value adjustment on capitalized deferred taxes was made in the amount of 796 thousand Euros, which was recognized as deferred tax expense with a net impact on income.

Due to an earnings transfer agreement between Primera AG and ESCADA AG, 1,879 thousand Euros in deferred tax credits on losses carried forward in the Primera Group were subject to value adjustments a future utilization given the single-entity relationship with ESCADA AG is not probable anymore.

Deferred tax liabilities of 4,036 thousand Euros (vs. 7,304 thousand Euros) are reported in full in the single entity finacial statements of the consolidated companies.

(17) CONSOLIDATED SHAREHOLDERS' EQUITY

Changes in the consolidated shareholders' equity are shown in the statement of changes in equity.

Issued capital

As of October 31, 2007, the issued capital is divided into 16,883,514 no-par bearer stocks of common stock. During the period from November 1, 2006 to October 31, 2007, holders of stock options under ESCADA's stock option plan 1998/1999, issued by the company following the decision of the shareholders' meeting on May 6, 1999, used their options' right to exercise stock options. In this context a total of 45,000 of the company's stock certificates were issued in fiscal year 2006/2007. During the period from November 1, 2006, to October 31, 2007, the holders of convertible bonds issued by the Company under the decision of the shareholders' meeting of August 19, 2003, exercised their conversion rights for a total of 192 no-par stocks of the Company. These stocks were recorded in the Commercial Register after the reporting date of December 20, 2007. Accordingly, the Company has issued a total of 45,192 new stocks. Capital was increased through the exercise of stock options rights under conditional capital 1999/I and through the exercise of conversion rights under conditional capital 2003/I.

Authorized capital

As of October 31, 2007, capital amounting to 15,000 thousand Euros was authorized under an authorization which will expire on April 10, 2008. New common stock may be issued on one or more occasions, in exchange for cash contributions only.

Conditional capital

Conditional capital comprises two separate segments, Conditional Capital 1999/ I up to a par value of 1,702 thousand Euros, and Conditional Capital 2003/I up to 7,534 thousand Euros.

Conditional Capital 1999/I increases will be carried out by issuing up to 332,500 bearer stocks of common stock carrying the right to participate in profits as of the beginning of the fiscal year in which the issue takes place, but only to the extent that the pertinent holders exercise stock options granted under the 1998/99 ESCADA Stock Option Plan approved under the authorization of May 6, 1999, as amended on April 3, 2001.

Conditional Capital 2003/I increases will be carried out only to the extent that holders of convertible bonds issued by ESCADA AG under the resolution of the shareholders' meeting of August 19, 2003, exercise their conversion rights or meet their conversion obligations. The new stock will participate in profits as of the beginning of the fiscal year in which it is created through the exercise of conversion rights or the fulfillment of conversion obligations. Each of the convertible bonds carries the right of conversion to one bearer share of no-par common stock. As of October 31, 2007, of a total of 1,991,163 convertible bonds, each with a par value of 10.00 Euros, a total of 1,647,619 had been converted during fiscal year 2006/2007, leaving a total of 343,544 still outstanding.

Additional paid-in capital

The additional paid-in capital comprises 517 thousand Euros, based on the valuation of stock options. In fiscal year 2006/2007, 68 thousand Euros was paid-in from newly issued stock options (45,000 options). The exercise of conversion rights from the convertible bonds for the issue of 192 new stocks, at 10.00 Euros each, generated proceeds totaling 1 thousand Euros.

Earnings reserves

Changes in the earnings reserves are shown in the statement of changes in equity.

Other capital

The other capital of 2,087 thousand Euros (vs. 1,066 thousand Euros) results entirely from the treatment of gains on forward-exchange transactions to hedge risks on cash flows, with no net impact on the income statement. This capital comprises:

OTHER CAPITAL — in thousand Euros

	10/31/2007	10/31/2006
Gains on forward-exchange transactions	4,353	1,737
Losses on forward-exchange transactions/interest-rate swaps	−1,074	0
Deferred tax liabilities	−1,253	−671
Deferred tax credits	61	0
Total	**2,087**	**1,066**

Stock-based remuneration

Under a resolution of the annual meeting of May 6, 1999, as amended on April 3, 2001, the Board of Management was authorized to issue up to 750,000 stock options, one-half of them for common stock and one-half for preferred stock. A resolution of the special shareholders' meeting on September 18, 2002, converted preferred stock one-for-one to common stock. The meeting also amended the articles of incorporation governing Conditional Capital I accordingly.

The number of issued stock options changed as follows in fiscal year 2006/2007:

Number of issued stock options as of November 1, 2006	92,500
Stock options newly issued in 2006/2007	10,000
Stock options exercised in 2006/2007	45,000
Stock options expired in 2006/2007	7,500
Number of issued stock options as of October 31, 2007	50,000

The weighted average exercise price for the stock options exercised in 2006/2007 was 6.64 Euros on the day of exercise.

As of October 31, 2007, no stock options were held by members and former members of the Board of Management of ESCADA AG or by members of the management of Group companies. Other managerial staff held 50,000 options.

Stock options cannot be exercised unless the market price of the stock and the Group's return on invested capital (ROIC) have each risen more than 10% between the options' time of issue and the start of the time window for exercising the options. Options are subject to a lock-up of two years from their issue date. The options may then be exercised for five years after the expiration of the lock-up period. A total of 45,000 stock options were exercised in fiscal year 2006/2007.

The value of the issued stock options has been recognized with an impact on the income statement, and is included in the additional paid-in capital. On the basis of the Black/Scholes option pricing model, the value of the issued stock options is determined by using current market parameters (stock price, rate of returns, vesting period, historical volatility). Future stock prices are based on analysts' estimates, future returns on investment on budget figures and future volatilities on the historical volatility. In fiscal year 2006/2007, the expenses incurred in connection with stock options totaled 146 thousand Euros.

In fiscal year 2005/2006, ESCADA AG for the first time granted so-called stock appreciation rights (SARs) to Board of Management members of ESCADA AG and executive staff of ESCADA subsidiaries.

A total of 32,500 SARs were issued in fiscal year 2006/2007. As of October 31, 2007, the members of the Board of Management of ESCADA AG held 73,333 SARs and executive staff of ESCADA subsidiaries a total of 52,500 SARs. A provision was made recognizing the value of the issued SARs as expense. On the basis of the Black/Scholes option pricing model, the value of the issued SARs is determined by using current market parameters (stock price, rate of returns, vesting period, historical volatility). Future stock prices are based on analysts' estimates, future returns on investment on budget figures and future volatilities on the historical volatility. Expenses incurred in connection with SARs in fiscal year 2006/2007 totaled 1,555 thousand Euros.

(18) MINORITY INTERESTS

Changes in minority interests are shown in the statement of changes in equity.

(19) BONDS

ESCADA AG carried out a 19,912 thousand Euros convertible bond issue in October 2003. The bond is nominally non-interest-bearing. Each 10.00 Euros bond carries a right to be converted to one bearer share of no-par-value common stock. Conversion is mandatory, and must be exercised no later than September 30, 2013.

The convertible bond issue is classified as a hybrid financial instrument per IAS 39. Its debt capital component was discounted at a standard interest rate and is reported at 2,638 thousand Euros (vs. 2,562 thousand Euros) under "Bonds."

In March 2005 ESCADA AG carried out a 200 million Euros bond issue with a term until April 1, 2012. In compliance with IAS 39, the bond is initially recognized at its acquisition costs of 200,000 thousand Euros, deducted by the transaction costs of 8,607 thousand Euros, to determine its fair value. The bond is valuated per October 31, 2007, by its amortized costs as required by the effective interest method under IAS 39. At a nominal interest rate of 7.5% and with transaction costs spread over the term of the bond, the effective interest rate comes to 8.3%.

(20) FINANCIAL LIABILITIES

Of the financial liabilities totaling 6,116 thousand Euros (vs. 8,228 thousand Euros), 0 thousand Euros (vs. 2,712 thousand Euros) have a remaining term of more than 1 year.

Bank debts are to be considered financial instruments according to IAS 32. An interest-rate risk exists in regard to variable-interest overdraft obligations. These debts are recognized at market value – i.e., the price a third party would be willing to pay for the rights and/or obligations resulting from the instrument. As of the reporting date, interest-rate swap transactions for 4,000 thousand Euros were in place to cover the interest-rate risk as part of real estate leasing transaction. Aside from such reservations of title as are common practice in the industry, the remaining liabilities are not further collateralized.

(21) OTHER LIABILITIES

The other liabilities comprise the following items:

in thousand Euros

	10/31/2007	10/31/2006
Payable to affiliated companies	29	76
Lease obligations	20,215	8,691
Value-added tax liabilities	2,910	1,915
Other tax liabilities	1,206	1,482
Other liabilities	19,844	16,149
Total	**44,204**	**28,313**

Of the other liabilities some 15,306 thousand Euros (vs. 6,977 thousand Euros) have a remaining term of more than one year. These include lease obligations of 14,512 thousand Euros (vs. 6,564 thousand Euros) as an item corresponding to the capitalized finance leases.

(22) PROVISIONS AND ACCRUED LIABILITIES

FOR THE PERIOD NOVEMBER 1, 2006 – OCTOBER 31, 2007 | in thousand Euros

	Carried forward 11/1/2006	Additions due to changes in the scope of consolidation	Disposals due to changes in the scope of consolidation	Used	Released	Additions	Changes in currency parities	Final status 10/31/2007 Group
Provisions for pensions	233	74	0	35	8	4	0	268
Provisions for taxes	4,120	92	0	760	125	3,263	-3	6,587
Other provisions	33,090	102	117	27,231	1,982	53,479	-1,073	56,268
Personnel reserves	15,309	38	101	13,090	664	16,237	-331	17,398
Accounts payable reserves	7,059	0	11	9,502	507	12,878	-268	9,649
Other provisions	10,722	64	5	4,639	811	24,364	-474	29,221
Total	37,443	268	117	28,026	2,115	56,746	-1,076	63,123

The other provisions include sales-return and warranty provisions of 4,835 thousand Euros (vs. 3,913 thousand Euros) and restructuring provisions of 20,362 thousand Euros (vs. 2,766 thousand Euros). Provisions and other accruals amounting to 5,537 thousand Euros (vs. 6,277 thousand Euros) have a remaining term of more than one year.

(23) TRADE ACCOUNTS PAYABLE

Trade accounts payable all have a remaining term of less than one year.

(24) TAX LIABILITIES

Tax liabilities include income tax liabilities of 837 thousand Euros (vs. 2,852 thousand Euros).

(25) SALES

Broken down geographically, this item comprises:

in thousand Euros

	2006/2007	2005/2006	Change
Germany	196,463	198,262	-1,799
Outside Germany	489,653	496,970	-7,317
Total	**686,116**	**695,232**	**-9,116**

(26) PERSONNEL EXPENSES

The personnel expenses comprise the following:

in thousand Euros

	2006/2007	2005/2006	Change
Wages and salaries	132,719	127,902	4,817
Social security contributions	21,947	21,907	40
Pensions	465	584	–119
Total	**155,131**	**150,393**	**4,738**

This item contains expenses arising from granted SARs over 1,555 thousand Euros.

(27) OTHER OPERATING EXPENSES

This item comprises the following:

in thousand Euros

	2006/2007	2005/2006	Change
Selling costs	81,026	76,994	4,032
Operating costs	91,217	89,934	1,283
Administrative expenses	30,693	27,760	2,933
Write-offs and write-downs of accounts receivable	1,709	1,896	–187
Foreign-exchange differences	9,024	8,640	384
Other expenses	26,773	31,115	–4,342
Total	**240,442**	**236,339**	**4,103**

(28) OTHER OPERATING INCOME

The other operating income comprises:

in thousand Euros

	2006/2007	2005/2006	Change
License revenues	6,555	9,478	–2,923
Reversals of provisions	1,990	2,294	–304
Reversals of write-downs on accounts receivable	488	866	–378
Foreign-exchange differences	13,491	8,072	5,419
Other income	6,338	6,421	–83
Total	**28,862**	**27,131**	**1,731**

(29) DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT AND AMORTIZATION OF INTANGIBLE ASSETS

Depreciation and amortization in the statement of changes in noncurrent assets differs from the figure in the income statement by 6,406 thousand Euros (vs. –124 thousand Euros). The discrepancy comprises exchange-rate differences of –80 thousand Euros (vs. –124 thousand Euros) and 6,486 thousand Euros on the basis of changing useful lives (see item 30).

Depreciation and amortization comprises:

in thousand Euros

	2006/2007	2005/2006	Change
Intangible assets	5,687	6,040	–353
Property, plant and equipment	15,468	15,174	294
Total	**21,155**	**21,214**	**–59**

(30) ONE-TIME EXPENSES

The item comprises:

in thousand Euros

	2006/2007	2005/2006	Change
Depreciation and amortization on property, plant and equipment and intangible assets	6,486	0	6,486
Severance payments for management members and other personnel measures	8,652	0	8,652
Relocations and shop closings	12,832	0	12,832
Takeover obligation of real estate leasing	3,000	0	3,000
Termination of projects and service agreements	4,387	0	4,387
Write-down of inventories	0	8,200	–8,200
Write-down of older receivables	3,835	3,740	95
Total	**39,192**	**11,940**	**27,252**

Depreciation and amortization are totally relating to the change of useful economic lives due to the refocusing of the worldwide shop-concept, 4,698 thousand Euros relate to property, plant and equipment, 1,788 thousand Euros relate to intangible assets. Severance payments are relating to executed and initiated reorganization measures of the personnel structures of ESCADA GROUP in the fiscal year 2006/2007. Expenses incurred for relocations and shop closings, related to closed shops in the financial year 2006/2007 as well as resolutions made in the reporting period for relocations and shop closings in the fiscal year 2007/2008. For the takeover obligation of a real estate lease agreement a referring provision was booked affecting the net income statement. Service agreements and several initiated projects were terminated in the fiscal year 2006/2007, expenses incurred at the reported amount. Furthermore, older receivables were written off to fair value.

(31) NET FINANCIAL RESULT

The net financial result comprises:

in thousand Euros

	2006/2007	2005/2006	Change
Income from equity investments	1,995	1,705	290
Shares of profits (losses) from associated companies	0	73	-73
Proceeds from long-term loans	71	57	14
Other interest and similar income	1,177	850	327
Other interest and similar expenses	18,543	18,521	-22
Depreciation of financial assets	474	0	-474
Interest on leasing liabilities	668	555	-113
Total	**-16,442**	**-16,391**	**-51**

(32) TAXES ON INCOME

This item comprises income taxes paid or due in individual countries, as well as deferred taxes. The Group's German companies pay local business taxes averaging approximately 16.7% of earnings up to 2007. This amount is deductible in computing corporate income tax. Corporate income taxes for 2007 were 25%, plus a German reunification surcharge of 5.5%.

As a result of the Tax Amendment Law in Germany, local business taxes in 2008 will amount to 12.95% on average. The local business taxes' deductibility from corporate income tax has been abolished. The rate for corporate income tax will be 15% as of 2008, plus a solidarity surcharge on corporate income tax of 5.5%.

Deferred taxes are calculated on the basis of the anticipated local tax rates in the various countries at the time of realization. These rates are normally based on the rules in effect or adopted as of the reporting date. Deferred taxes for Germany for 2008 have been calculated at a tax rate of 28.78% (vs. 38.65% to 40%) on account of the Tax Amendment Law.

Foreign income tax is calculated on the basis of the laws and regulations in effect in the pertinent countries. The tax rates applied for foreign subsidiaries vary from 18% to 42%.

This item comprises the following:

in thousand Euros

	2006/2007	2005/2006	Change
Taxes paid/due	4,127	8,606	-4,479
incl. for Germany	3,399	4,231	-832
incl. for other countries	728	4,375	-3,647
Deferred taxes	14,630	9,086	5,544
Total	**18,757**	**17,692**	**1,065**

Taxes paid or due include tax credits unrelated to the accounting period amounting to 109 thousand Euros (vs. 45 thousand Euros). The change in the tax rate in Germany necessitated a value adjustment in the fiscal year of 11,186 thousand Euros for deferred taxes on losses brought forward that were recognized as deferred tax expense with a net impact on income.

As a result of an earnings transfer agreement concluded between Primera AG and ESCADA AG in the fiscal year, 1,879 thousand Euros in capitalized deferred taxes on losses brought forward in the Primera Group had to be subjected to value adjustment, as a future utilization given the single-entity relationship with ESCADA AG is not probable anymore.

In addition, following a reduction in the rate of assessment for local business tax a value adjustment on capitalized deferred taxes was made in the amount of 796 thousand Euros, which was recognized as deferred tax expense with a net impact on income.

In fiscal 2006/2007, deferred taxes of 1,192 thousand Euros (vs. 671 thousand Euros) were offset against items that were charged directly to equity.

Reconciliation between expected and actual income tax expenditures:

in thousand Euros

	2006/2007	2005/2006	Change
Consolidated profit/loss before taxes	-8,554	24,558	-3,312
Expected income tax 40% (vs. 40%)	-3,422	9,823	-13,245
Tax effect of reconciliation items			
Amortization of goodwill	4	109	-105
Non-tax-deductible expenses	2,154	2,257	-103
Nontaxable income	-881	-755	-126
Tax expenditures and credits unrelated to accounting period	-109	45	-154
Non-capitalized deferred taxes	4,640	549	4,091
Different tax rates outside Germany	2,191	1,271	920
Consumption of losses brought forward and not capitalized in 0 previous years	0	-227	227
Unscheduled write-down on deferred taxes	13,861	5,012	8,849
Other deviations	319	-392	711
Total reconciliation	**22,179**	**7,869**	**14,310**
Actual income tax	18,757	17,692	1,065

(33) EARNINGS PER SHARE

in thousand Euros

	2006/2007	2005/2006	Change
Consolidated profit/loss (in thousand Euros)	-27,261	6,945	-34,206
Weighted number of issued no-par shares	16,865,084	16,677,836	187,248
Undiluted earnings per share (in Euros)	**-1.62**	**0.42**	**-2.04**
Consolidated profit/loss (in thousand Euros)	-27,261	6,945	-34,206
Increase of accounting income through convertible bonds	70	70	0
Consolidated profit/loss adjusted (in thousand Euros)	-27,191	7,015	-34,206
Weighted potential no-par shares from conversion of convertible bond and stock options	355,442	429,405	-73,963
Total weighted and potential no-par shares	17,220,526	17,107,241	113,285
Diluted earnings per share (in Euros)	**-1.58**	**0.41**	**-1.99**

(34) SEGMENT REPORTING

In compliance with IAS 14 (Segment Reporting), certain items from the financial statements have been segmented by line of business and region. The identification of segments is based on the internal reporting system.

The aim of segment reporting is to provide transparency as to the profitability and prospects for success of the Group's individual activities. To provide a more accurate view of current business activities, in addition to the ESCADA and PRIMERA business units, the "Others" business unit is presented.

The "Others" business unit comprises activities that are not directly allocated to either ESCADA or PRIMERA. These are marginal activities.

KEY FIGURES BY LINE OF BUSINESS FOR SEGMENT REPORTING

	ESCADA Collection		ESCADA Sport		Accessories		Licenses		Others	
	2007	**2006**	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**
Total sales	275,585	296,387	111,613	110,805	26,770	30,677	2,119	3,567	45,030	47,793
EBITDA	42,180	43,594	12,196	7,863	–7,897	–7,197	3,566	7,218	–950	3,509
Depreciation and amortization	9,347	9,439	4,070	4,283	1,476	1,459	222	291	1,497	1,276
EBIT (before one-time expenses)	32,833	34,155	8,126	3,580	–9,373	–8,656	3,343	6,927	–2,447	2,233
One-time expenses										
EBIT (after one-time expenses)	32,833	34,155	8,126	3,580	–9,373	–8,656	3,343	6,927	–2,447	2,233
Investments	19,216	15,921	4,041	5,925	1,527	1,026	71	0	4,345	1,148
Noncash expenses	921	869	413	356	161	135	15	15	8	11
	10/31/2007	10/31/2006	10/31/2007	10/31/2006	10/31/2007	10/31/2006	10/31/2007	10/31/2006		
Assets	133,696	141,634	63,405	57,374	17,395	16,389	1,022	1,902	39,317	27,970
Liabilities	70,637	50,305	28,041	16,657	8,760	4,798	309	557	6,534	5,595

KEY FIGURES BY REGION FOR SEGMENT REPORTING

	Germany		Rest of Europe		North America		Asia		Other countries	
	2007	**2006**	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**
Sales	47,897	58,904	147,750	148,110	116,116	132,380	83,995	92,256	65,359	57,579
Investments	8,152	8,610	10,460	12,001	7,179	2,794	3,409	615		
	10/31/2007	10/31/2006	10/31/2007	10/31/2006	10/31/2007	10/31/2006	10/31/2007	10/31/2006		
Assets	101,370	95,150	98,730	79,144	31,535	39,870	23,200	31,105		

The segment "Licenses" is recognized for the first time as separate item in the year under review. The figures for the previous year were duly adjusted.

Besides segment-own sales with license products the "License" segment contains royalties from licenses that are included in the other operating income.

Segment information was determined as follows:

- Items in the balance sheet and income statement that are not directly allocated to segments of the ESCADA business unit are shown in the "Adjustments" column.
- For better assessment of the ESCADA and PRIMERA units, the activities between the two business units are recognized in a separate "Consolidation" column.

in thousand Euros

	Adjustments		ESCADA		PRIMERA		Others		Consolidation		Group	
	2007	**2006**	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**
Total sales			461,117	489,229	247,681	227,445	0	0	–22,682	–21,442	686,116	695,232
EBITDA			49,095	54,987	20,106	20,109	–966	–993			68,235	74,103
Depreciation and amortization			16,613	16,748	4,542	4,466	0	0			21,155	21,214
EBIT (before one-time expenses)			32,482	38,239	15,564	15,643	–966	–993			47,080	52,889
One-time expenses	33,780	8,200	33,780	8,200	712	0	4,700	3,740			39,192	11,940
EBIT (after one-time expenses)	–33,780	–8,200	–1,298	30,039	14,852	15,643	–5,666	–4,733			7,888	40,949
Investments			29,200	24,020	4,646	7,528	0	0	0	–250	33,846	31,298
Noncash expenses			1,518	1,386	0	0	0	0			1,518	1,386
	10/31/2007	**10/31/2006**	**10/31/2007**	**10/31/2006**	**10/31/2007**	**10/31/2006**	**10/31/2007**	**10/31/2006**	**10/31/2007**	**10/31/2006**	**10/31/2007**	**10/31/2006**
Assets	118,056	111,138	372,891	356,407	98,403	94,831	620	2,055	–41,809	–27,189	430,105	426,104
Liabilities	206,545	208,683	320,826	286,595	64,518	52,160	0	0	–36,870	–22,250	348,474	316,505

in thousand Euros

	Adjustments		ESCADA		PRIMERA		Others		Consolidation		Group	
	2007	**2006**	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**
Sales			461,117	489,229	247,681	227,445	0	0	–22,682	–21,442	686,116	695,232
Investments			29,900	24,020	4,646	7,528	0	0	0	–250	33,846	31,298
	10/31/2007	10/31/2006	10/31/2007	10/31/2006	10/31/2007	10/31/2006	10/31/2007	10/31/2006	10/31/2007	10/31/2006	10/31/2007	10/31/2006
Assets	118,056	111,138	372,891	356,407	98,403	94,831	620	2,055	–41,809	–27,189	430,105	426,104

(35) NOTES TO THE CASH FLOW STATEMENT

In compliance with IAS 7 (Cash Flow Statement), the cash flow statement shows how cash inflows and outflows affected the Group's cash and equivalents over the course of the year. The cash flow statement distinguishes among changes resulting from operating, investing and financing activities. Balances comprise cash on hand and checks, together with credit balances in bank accounts.

As of the reporting date, the ESCADA Group was utilizing 13% of its available lines of credit (vs. 14%).

Previous year's figures were adjusted due to the change of the cash flow statement structure.

(36) DERIVATIVE FINANCIAL INSTRUMENTS

Financial instruments are contractually based business transactions that include a right to cash or other financial assets. They first of all comprise "primary" financial instruments, such as trade receivables or payables, as well as loans receivable or payable. But they also include "derivative" financial instruments, which are used in hedging transactions to limit exchange-rate risks.

Primary financial instruments are listed in the balance sheet. Their reporting and valuation is explained in the notes to the applicable items. All derivatives are reported at fair value.

Because of the ESCADA Group's high volume of exports, it incurs exchange-rate risks mostly for transactions in regions using other currencies. ESCADA AG bills its foreign distribution companies in five currencies: USD, CAD, HKD, AUD, GBP, and JPY. The foreign-currency exposures that result from these transactions are managed centrally by ESCADA AG, and hedged in compliance with Group guidelines. PRIMERA Group hedges risks within its sub-group in compliance with the same guidelines.

Receivables, loans, liabilities as well as future cash flows are safeguarded through anticipatory hedging.

The scheduled delivery volumes constitute the underlying transactions. Hedging is done by assigning a portfolio of suitable hedging transactions to a portfolio of scheduled and similar underlying transactions for the respective seasons (cash flow portfolio hedging). This allows calculating a hedging ratio and/or duration, for which the next due and definable underlying transactions are secured in the amount of the hedging volume.

Underlying transactions comprise receivables, loans, liabilities as well as future cash flows denoted in foreign currencies and stemming from goods deliveries and services of the export and import business.

The cash flows are essentially due to centrally ordered deliveries and services to own distribution subsidiaries denoted in their respective local currencies and are thus subject to exchange rate differences, which can affect the period's result.

Group-internal deliveries and services meet the requirements of being classified as underlying transactions, as they are processed in different functional currencies, i.e. in Euros for ESCADA AG and the respective local currency of the corresponding national subsidiary.

The portfolio of expected transactions (underlying transactions), which comprises future cash flows, is secured through anticipatory hedging (cash flow hedges). A total of 1,021 thousand Euros was added to equity in this way (vs. 2,557 thousand Euros) with no impact on the income statement, deferred taxes had been considered.

The receivables posted with a net impact on the income statement after completion of a hedged transaction are secured against hedging transactions, which are also posted in the same period with a net impact on the income statement (economic fair value hedges). Hedge accounting as defined under IAS 39 is not applicable here. The income and expenses from the underlying and hedging transactions are not offset.

FORWARD-EXCHANGE TRANSACTIONS

in thousand Euros

Nominal volume (net position)		of which Term over 1 year	
10/31/2007	10/31/2006	10/31/2007	10/31/2006
132,857	155,854	0	37,365

The nominal volume is composed of the net position resulting from buying and selling prices for the individual transactions. The settlement date method is applied.

Per reporting date October 31, 2007, these had a positive market value of 3,734 thousand Euros for the Group (vs. 1,670 thousand Euros).

Interest-rate swap contracts were signed in 2007 in order to hedge interest-rate risks as part of real estate leasing transaction worth 4 million Euros. These are reported using the settlement date method.

Per reporting date October 31, 2007, these had a negative market value of 136 thousand Euros (vs. a positive market value of 67 thousand Euros in the previous year).

This was recognized, making due allowance for deferred taxes, with a net impact on profits.

(37) CONTINGENT LIABILITIES AND OTHER FINANCIAL LIABILITIES

The following contingent liabilities as per IAS existed:

in thousand Euros

	10/31/2007	10/31/2006
Issuing and transfer of notes	1	5,383
Suretyships and guarantees for bills and checks	3,932	4,736
Warranty agreements	2,020	2,271
Collateral furnished for obligations of others	86	86
Total	**6,039**	**12,476**

Additionally, letters of comfort have been issued to two companies in which equity interests are held.

The following other financial liabilities are material and worthy of mention:

in thousand Euros

	10/31/2007	10/31/2006
Liabilities under forward-exchange transactions	132,857	155,854
Liabilities under leases	359,255	328,088
incl. due in 2007/2008: 69,182 thousand Euros (vs. 69,754 thousand Euros)		
Other liabilities	9,550	8,250
Total	**494,527**	**492,192**

(38) RELATED-PARTY TRANSACTIONS

During fiscal 2006/2007, a firm of attorneys in which one member of the Supervisory Board who resigned in fiscal year 2006/2007 holds an interest was engaged to provide legal counsel.

During the year under review, a franchise agreement existed with a company in which a member of the Supervisory Board who resigned in the fiscal year holds an interest. The transaction was conducted at the prevailing market terms. ESCADA AG furthermore issued a letter of comfort for this company.

The following listed companies associated with members of the Supervisory Board who resigned in fiscal 2006/2007 provided services to the company during the year under review and received the following remuneration:

	in thousand Euros
DIH Finanz und Consult GmbH, Frankfurt/Main	30
Dissmann Orth Rechtsanwaltsgesellschaft Steuerberatungsgesellschaft mbH, Munich	75

(39) SHARES OF BOARD MEMBERS

As of October 31, 2007, the members of the governing boards of ESCADA AG held, directly or indirectly, the following portions of the stock and convertible bonds issued by the Company:

Board of Management:	0.01 %
Supervisory Board:	26.78 %

(40) EMPLOYEES

The ESCADA Group had the following numbers of employees as of the reporting date:

EMPLOYEES BY CATEGORY OF WORK

	10/31/2007	10/31/2006
Sales	2,484	2,523
Production	676	585
Design	191	152
Others	836	744
Total	**4,187**	**4,004**

EMPLOYEES BY LOCATION

	10/31/2007	10/31/2006
Germany	2,067	2,096
Outside Germany	2,120	1,908
Total	**4,187**	**4,004**

ESCADA Group had the following average numbers of employees in fiscal year 2006/2007:

EMPLOYEES BY CATEGORY OF WORK

	2006/2007	2005/2006
Sales	2,516	2,526
Production	555	532
Design	168	158
Others	786	763
Total	**4,024**	**3,979**

EMPLOYEES BY LOCATION

	2006/2007	2005/2006
Germany	2,063	2,071
Outside Germany	1,961	1,908
Total	**4,024**	**3,979**

The basis for the variable remuneration of executive personnel at ESCADA is the Economic Value Added (EVA®) Incentive System. The incentive is based on absolute EVA®, which is calculated using the following formula:

EVA® = net operating profit/loss less cost of capital
Cost of capital = cost-of-capital rate times business assets

Any positive change in EVA® will pay a positive bonus. Any negative change in EVA® results in a negative bonus that is deducted from future positive bonuses.

(41) EVENTS SUBSEQUENT TO OCTOBER 31, 2007

Events after the balance sheet date are reported under the item "Events subsequent to the reporting date" in the management discussion and analysis.

(42) DECLARATION OF COMPLIANCE

The Declaration required by Sec. 161 of the German Stock Corporations Act has been issued, and is permanently available to shareholders.

(43) BOARD OF MANAGEMENT

Under the articles of incorporation, the Company's Board of Management is to comprise one or more individuals. The number of members is determined by the Supervisory Board.

The following have been members of the Board of Management since the years indicated:

Jean-Marc Loubier
Paris, from June 2007 (CEO)
- Chairman of the Supervisory Board, PRIMERA AG, Munster (from June 2007)

Beate Rapp
Munich, 1995
- Member of the Supervisory Board, PRIMERA AG, Munster

Remuneration for the Board of Management members in fiscal year 2006/2007 was as follows (Sec. 314 para. 1 No. 6a HGB) :

Markus Schürholz
Munich, from Januar 2006
- Member of the Supervisory Board, PRIMERA AG, Munster

Frank Rheinboldt
Munster, February 2006 to May 2007 (CEO)

Total compensation for the Board of Management members amounted to 3,909 thousand Euros (vs. 2,758 thousand Euros in 2005/2006) in the fiscal year under review.

Total remuneration to former members of the Board of Management came to 2,525 thousand Euros (Sec. 314 para. 1 No. 6b HGB).

REMUNERATION REPORT

in thousand Euros

	Jean-Marc Loubier[1]	Beate Rapp	Markus Schürholz	Frank Rheinboldt[2]	Total
Fixed remuneration					
Fixed annual salary	375	409	409	292	1,485
Benefits in kind/other benefits	60	20	19	20	119
Performance-related remuneration					
Bonus payments	250	316	206	56	828
Total fixed remuneration and performance-related remuneration	**685**	**745**	**634**	**368**	**2,432**
Longterm incentive remuneration					
Long-term incentive remuneration by Stock Appreciation Rights (SAR)	370	1,012	95	–	1,477
Fair value of newly elected stock-based remuneration in fiscal 2006/2007	370	–	–	–	370
thereof payments in fiscal 2006/2007	–	**387**	–	–	**387**
Number of SAR held on October 31, 2007	[3]	**33,333**	**40,000**	–	**73,333**

[1] Member of the Board of Management since June 1, 2007 [2] Member of the Board of Management until May 31, 2007
[3] Mr. Loubier has the right to receive SAR with a fixed value of 370,000 Euros for his services in fiscal year 2006/2007

In 2006, there was a commitment of 50,000 SAR for Beate Rapp, which were not booked in the fiscal year 2005/2006, but in 2006/2007. The amount, which had to be considered as expenses in 2005/2006 was 878 thousand Euros. In fiscal year 2006/2007 expenses for one exercised tranche of 16,667 SAR of 387 thousand Euros and also for further tranches of 33,333 SAR of 625 thousand Euros not exercised yet, were booked.

The company has concluded a compensation agreement with Jean-Marc Loubier in case of a change of control (and hence a change of control due to a takeover of the company). Under this agreement Jean-Marc Loubier is entitled to terminate his service contract and resign as member of the Board of Management and is entitled in case of unilateral notice of termination or mutual agreement to request 2,700 thousand Euros severance payment.

(44) SUPERVISORY BOARD

Under the articles of incorporation, the Supervisory Board comprises twelve members. At the time these notes were prepared, the following have been members of the Supervisory Board since the years indicated:

Rustam Aksenenko
Anières, Switzerland, since June 2006
- CEO, Finartis Group S.A., Geneva, Switzerland
- CEO, Finartis Services SA, Geneva, Switzerland

Monika Bader-Janzen
Hünxe, Member of the Supervisory Board since May 2007
- Chairman of the Group Works Council, ESCADA AG
- Chairman of the Works Council, BiBA GmbH, Duisburg

Dr. Robert Dissmann
Munich, 1986 – May 2007
- Attorney-at-Law and German Certified Public Accountant
- Managing Director, Dissmann Orth Rechtsanwaltsgesellschaft Steuerberatungsgesellschaft GmbH
- Member of the Advisory Board, FRIMO Group GmbH & Co., Lotte
- Member of the Supervisory Board, MAHAG Münchner Automobil-Handel Haberl GmbH, Munich

Franz Enderle
Munich, 2006 – November 2006
- Attorney-at-Law, and partner in law firm Bub, Gauweiler & Partner, Munich

Rainer Fleck
Taufkirchen/Vils, 2004 – May 2007
- Head of Accounting, ESCADA AG

Dr. Clemens Haindl
Neusäß, 2003 – May 2007
- Entrepreneur

Susanne Hartmann
Hohenkammer, 2004
- Commercial employee, ESCADA AG
- Regular member of the Works Council, ESCADA AG

Gisela Hennig
Oberhausen, 2004
- Commercial employee, BiBA GmbH, Duisburg
- Regular member of the Works Council, BiBA GmbH, Duisburg

Jean-Christophe Hocke
Corsier, Switzerland, since May 2007
- Attorney-at-Law, and partner in Python & Peter, Geneva, Switzerland
- Member of the Board of Directors, Advanced Digital Broadcast Holdings SA, Bellevue, Switzerland
- Member of the Board of Directors, Advanced Digital Broadcast SA, Pregny-Chambesy, Switzerland
- Member of the Board of Directors, Osmosys SA, Pregny-Chambesy, Switzerland
- Member of the Board of Directors, Cycladic Capital Management Ltd, George Town, Grand Cayman, Cayman Islands, USA
- Member of the Board of Directors, Frick Capital Management SA, Geneva, Switzerland
- Member of the Board of Directors, Byron Investments Services SA, Geneva, Switzerland
- Chairman of the Board of Directors, Even Wealth Management SA, Geneva, Switzerland
- Chairman of the Board of Directors, Even Capital Management SA, Geneva, Switzerland

Dr. Martin Kuhn
Munich, since May 2007
- Attorney-at-Law, and partner in CMS Hasche Sigle, Munich
- Member of the Supervisory Board, eCircle AG, Munich

Richard Lohner
Baldham, since May 2007
- Head of Finances, ESCADA AG

Jean –Marc Loubier
Paris, France, November 2006 – May 2007
- CEO, ESCADA AG

Claus Mingers
Wetter/Ruhr, since May 2007
- Managing Partner, CM Consulting & Marketing GmbH, Cologne

Britta Munkler
Ratingen, since May 2007
- Regional organizer, Ver.di

Raffaello Napoleone
Florence, Italy, since September 2007
- CEO, Pitti Immagine S.r.l., Florence, Italy

Hans-Jörg Rudloff
London, Great Britain, May 2007 – Dec. 2007 (Chairman)
- Chairman of the Executive Committee, Barclays Capital, London, Great Britain
- Member of the Board of Directors, Novartis AG, Basel, Switzerland
- Member of the Board of Directors, OJSC Oil Company Rosneft, Moscow, Russia
- Chairman of the Board of Directors, International Capital Market Association, Zurich, Switzerland
- Member of the Board of Directors, Thyssen Bornemisza Holdings NV, Curacao, Netherlands Antilles
- Member of the Board of Directors, OAO RosBusinessConsulting Information System, Moscow, Russia
- Chairman of the Board of Directors, Bluebay Asset Management plc, London, Great Britain
- Member of the Board of Directors, Thybo Investments Ltd, Hamilton, Bermuda, USA
- Chairman of the Board of Directors, Marcuard SA, Geneva, Switzerland
- Chairman of the Board of Directors, ABD Capital SA, Geneva, Switzerland

Helga Sehr
Munich, 1992 – May 2007
- Secretary, IG Metall Administrative Offices, Munich
- Member of the Supervisory Board, Bosch Sicherheitssysteme GmbH, Stuttgart

Udo Vogt
Munster, 2004 – May 2007
- Warehouse Manager, PRIMERA AG, Munster
- Chairman of the Works Council, PRIMERA AG, Munster

Jürgen Wagner
Munich, 2002 (Vice-Chairman)
- Regional organizer, IG Metall

Richard Waryn
London, Great Britain, 2003 – May 2007
- Fund manager

Peter Zühlsdorff
Frankfurt, 1997 – May 2007 (Chairman)
- Managing Partner, DIH Deutsche Industrie-Holding GmbH, Frankfurt am Main
- Chairman of the Supervisory Board, Sinn Leffers GmbH, Hagen
- Honorary Chairman of the Supervisory Board, GfK AG, Nuremberg
- Member of the Supervisory Board, Kaisers Tengelmann AG, Viersen
- Member of the Advisory Board, Tengelmann Verwaltungs- und Beteiligungsgesellschaft GmbH, Mühlheim an der Ruhr
- Advisor to DSD – Duales System Deutschland GmbH, Cologne
- Member of the Board of Directors, The New Germany Fund, New York, USA
- President of Wettbewerbszentrale, Bad Homburg

The members of the Supervisory Board received total compensation of 213 thousand Euros for fiscal year 2006/2007 (vs. 213 thousand Euros).

(45) INFORMATION ON AUDITOR'S FEES

The following fees for the auditors were recognized as expenses in fiscal year 2006/2007:

in thousand Euros

	2006/2007	2005/2006
a) Audit of Annual Financial Statements	572	582
b) Other certification or assessment services	0	0
c) Tax consultancy services	65	96
d) Other services	95	82

Aschheim/Munich, February 13, 2008

Board of Management

FURTHER NOTES

AUDITOR'S REPORT

We have audited the consolidated financial statements prepared by the ESCADA Aktiengesellschaft, comprising the balance sheet, the income statement, statement of changes in equity, cash flow statement and the notes to the consolidated financial statements, together with the group management report for the business year from November 1, 2006 to October 31, 2007. The preparation of the consolidated financial statements and the group management report in accordance with IFRSs as adopted by the EU, and the additional requirements of German commercial law pursuant to Article 315a Paragraph 1 HGB are the responsibility of the parent company's management. Our responsibility is to express an opinion on the consolidated financial statements and on the group management report based on our audit.

We conducted our audit of the consolidated financial statements in accordance with Article 317 HGB and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements and the group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements of ESCADA Aktiengesellschaft comply with IFRSs as adopted by the EU, the additional requirements of German commercial law pursuant to Article 315a Paragraph 1 HGB and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The group management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development.

Munich, February 13, 2008

AWT Horwath GmbH
Wirtschaftsprüfungsgesellschaft

M. Rauchfuss	G. Wörl
Wirtschaftsprüfer	Wirtschaftsprüfer
(German Public Auditor)	(German Public Auditor)

NOTES TO THE ESCADA AG ANNUAL FINANCIAL STATEMENTS (ABRIDGED)

ESCADA AG is the operative head of the ESCADA GROUP. The annual financial statements of ESCADA AG as of October 31, 2007, were prepared in accordance with the German Commercial Code (HGB) under the principles of proper accounting. The full annual financial statements of ESCADA AG, in their statutory presentation, received an unqualified audit opinion (AWT Horwath GmbH, January 29, 2008). The annual financial statements are published in Germany's Federal Gazette.

ABRIDGED INCOME STATEMENT OF ESCADA AG (UNDER HGB)
FOR THE PERIOD FROM NOVEMBER 1, TO OCTOBER 31

in million Euros

	2006/2007	2005/2006
Sales	243.4	278.7
Cost of goods sold incl. change in stock	127.6	146.8
Gross profit	**115.8**	**131.9**
Gross profit in % of sales	47.6	47.3
Total operating expenses	106.5	119.0
Total operating income	19.8	16.1
EBITDA	**29.1**	**29.0**
Depreciation and amortization	3.7	4.8
EBIT	**25.4**	**24.2**
Net financial result	–11.7	–20.6
Earnings before taxes	**13.7**	**3.6**
Extraordinary expenses/income	–14.9	5.5
Income taxes	3.5	0.6
Annual net loss/profit	**–4.7**	**8.5**

Economically effective as of November 1, 2006, ESCADA AG's complete wholesale and retail distribution operations for Germany have been transferred to an independent subsidiary "ESCADA Deutschland Vertriebs GmbH". The objective of this transfer is to increase the transparency and comparability of sales structures within ESCADA Group. Thus, the figures for the reporting year of ESCADA AG are only to a limited extent comparable with those of the preceding year.

Effective with the spin-off of the sales region Germany, the sales for the region Germany merely include the intercompany sales with the German subsidiary. As a consequence the domestic share in sales fell to 13.7 % and the export ratio increased from 78.7 % to 86.3%. Sales performance of ESCADA AG is thus even more dependent on the sales generated with foreign distribution partners and distribution companies.

Cost of goods sold comprises cost of materials and the changes in stock of finished goods and semi-finished goods. The cost of materials decreased by 11 million Euros, down from 136.3 million Euros to 125.3 million Euros. Changes in stock came to 2.3 million Euros (last year 10.5 million Euros). Due to the spin-off of the German distribution company, gross profit declined from 131.9 million Euros to 115.8 million Euros, but remained more or less constant in percentage of sales at 47.6% (last year 47.3%).

Operating expenses fell from 119.0 million Euros to 106.5 million Euros, which equaled a cost ratio to sales of 43.8% (last year 42.7%). This is the result of the following key changes:

- Personnel expenses came down to 33.1 million Euros (last year: 37.8 million Euros). In percentage to sales, the personnel expenses ratio remained constant at 13.6%.
- Reduction of office space expenses by 4.2 million Euros; this was particularly due to the spin-off of German sales to ESCADA Deutschland Vertriebs GmbH
- Depreciation of accounts receivables down by 2.3 million Euros

Other operating income came to 19.8 million Euros, which was 3.7 million Euros more than last year. The 4.6 million Euros increase in foreign exchange differences was essentially the result of greater fluctuations between posted and hedged exchange rates. Royalties from licenses were down by 2.9 million Euros.

Operative earnings before interest, taxes, depreciation and amortization (EBITDA) of 29.1 million Euros were slightly higher than last year (29.0 million Euros). Allowing for depreciation and amortization, earnings before interest and taxes (EBIT) came to 25.4 million Euros (vs. 24.2 million Euros).

The financial result comprises income from equity investments and expenses paid on interest. The income from equity investments essentially includes the following income and expenses:

- Profit transfer from PRIMERA AG, Münster, in the amount of 10.5 million Euros under the concluded Profit and Loss Transfer Agreement, effective as of November 1, 2006
- Transfer of losses by ESCADA Deutschland Vertriebs GmbH, Aschheim, in the amount of 3.7 million Euros under the concluded Profit and Loss Transfer Agreement, effective as of November 1, 2006

- Transfer of profit from Primera Damenkleiderfabrik GmbH, Aschheim, in the amount of 1.3 million Euros
- Depreciation on loans and balance sheet valuation of associated companies under Sec. 253, para. 2 sen. 3 HGB with a negative effect totaling 26.9 million Euros. Furthermore appreciations on financial assets occurred totaling 10.4 mill. Euros.

Due to lower financing requirements and higher cash investments the expenses paid on interest fell substantially from –6.1 million Euros to –3.3 million Euros.

This brought the financial result to –11.7 million Euros (vs. –20.6 million Euros the year before). The result from ordinary business activities totaled 13.7 million Euros (vs. 3.6 million Euros the year before).

Due to the one-time expenses communicated at the half year stage of 2006/2007 the extraordinary result was negative at –14.9 million Euros. Of these one-time expenses 0.7 million Euros were for write-downs on shop fittings, 6.4 million Euros for personnel expenses, and 7.8 million Euros for other one-time expenses. The year before, the merger of PRIMERA Holding GmbH, Aschheim, into ESCADA AG generated extraordinary income of 5.5 million Euros.

At tax expenses of 3.5 million Euros, the annual deficit came to 4.7 million Euros (last year: annual profit of 8.5 million Euros)

ABRIDGED INCOME STATEMENT OF ESCADA AG (UNDER HGB) in million Euros

ASSETS	Oct 07	Oct 06	LIABILITIES AND SHAREHOLDERS' EQUITY	Oct 07	Oct 06
			Equity	121.7	126.1
Non-current assets	264.5	262.9	Provisions	26.8	13.6
Current assets			Non-interest-bearing convertible bond	3.4	3.4
Inventories	32.6	35.2	Bond	200.0	200.0
Trade accounts receivables	6.3	8.8	Bank debt	0.6	0.2
Other receivables, liquid assets and prepaid expenses	71.2	60.5	Other liabilities, deferred income	22.1	24.1
Balance sheet total	**374.6**	**367.4**	**Balance sheet total**	**374.6**	**367.4**
			Economic capital ratio in % (assuming full conversion)	33.4	35.3

As of October 31, 2007 the following material changes were recorded in the balance sheet of ESCADA AG against the previous year:

- The balance sheet total was up by 2.0% to 374.6 millions
- Noncurrent assets were up by 1.6 million Euros to 264.5 million Euros. This was mainly the result of appreciations and depreciations on loans and balance sheet valuation of associated companies with a negative effect of 16.5 million Euros in total as well as the increase of loans to associated companies partly resulting from reclassification of receivables from associated companies into loans to associated companies.
- Leaner collections meant that inventory assets were reduced by 2.6 million Euros
- Liquid assets increased by 13.9 million Euros to 23.7 million Euros (previous year: 9.8 million Euros)
- Due to the annual deficit equity decreased by 4.4 million Euros to 121.7 million Euros. This position is additionally effected by an increase of capital stock and capital reserve totaling 0.3 million Euros resulting from the execution of share options and convertible bonds during fiscal year 2006/2007. Under consideration of convertible bonds still outstanding, the economic capital ratio as of reporting date came to 33.4% (last year 35.3%).
- Provisions increased by 13.2 million Euros to 26.8 million Euros mainly because of the posted extraordinary expenses in fiscal year 2006/2007.
- The positive cash flow meant that the net debt reported in ESCADA AG's balance sheet (interest-bearing liabilities from bonds and interest-bearing bank liabilities, minus cash and credit balances in bank accounts) was cut by 13.5 million Euros as of October 31, 2007 to 176.9 million Euros (last year: 190.4 million Euros).

PROPOSED APPROPRIATION OF RETAINED EARNINGS

The Board of Management and the Supervisory Board of ESCADA AG propose the retained earnings for fiscal year 2006/2007 over 3,529,743.86 Euros to be appropriated as follows:

PROPOSED APPROPRIATION	in Euros
Profit carried forward	3,529,743.86
Balance sheet gain	**3,529,743.86**

FINANCIAL GLOSSARY

ADDITIONAL PAID-IN CAPITAL
A reserve accumulated from premiums on stock issues. A premium is the portion of the price investors pay for a stock in excess of the stock's par value.

ASSETS
The items on the left side of a balance sheet laid out in standard accounting form. The assets side provides information about the composition of a company's resources.

BOND
A general term for fixed-yield securities with contractually established redemption terms, used to raise long-term financing for the issuer (debtor).

CAPITAL INCREASE
Raising the amount of capital stock by selling new, or "junior," shares (in the case of a capital increase in return for contributions).

CAPITAL MARKET
The market for trading in medium and long-term capital investments.

CAPITAL STOCK
A company's capital deriving from its stock. The capital stock is equivalent to the par value of all issued shares.

CASH FLOW
The surplus of cash and cash equivalents generated by current business operations.

CASH FLOW STATEMENT
A statement of changes in cash and cash equivalents during a fiscal year, as a consequence of cash generated by or used in operating activities, investing activities and financing activities.

CEO
Chief Executive Officer.

CFO
Chief Financial Officer.

CONSOLIDATION
The aggregation of the annual financial statements of a group's companies into a single set of Group ("consolidated") financial statements.

CONVERTIBLE BOND
A bond that carries the right to be converted into the underlying stock, at a predetermined ratio.

COO
Chief Operating Officer.

COST OF GOODS SOLD
The amount of raw materials and supplies, semifinished or finished products purchased from outside, and third-party services needed to achieve a certain sales figure, valued at acquisition price.

CURRENT ASSETS

One of the two principal components of the assets side of the balance sheet; the other is noncurrent assets. It includes all asset items not intended to serve business operations for the long term, such as inventories, receivables and marketable securities.

DAX (GERMAN STOCK INDEX)

A list of 30 representative stocks. It is an indicator for the price performance of the German stock market.

DEFERRED TAXES

Future tax credits and tax liabilities calculated on the basis of reporting and valuation differences between the principles used for consolidated financial statements (IAS) and the individual tax valuation approaches for the individual companies.

DEPRECIATION AND AMORTIZATION

The amount by which the costs of noncurrent asset items is systematically reduced to reflect how their individual components lose value due to the expiration of time. The reduction is determined on the basis of expected useful life and production cost. Depreciation refers to tangible assets, and amortization to intangible assets.

DIVIDEND

A portion of profits paid out for each share of a corporation's stock. The annual meeting of shareholders decides on the size of a dividend and its manner of payment.

EBIT (Earnings before interest and taxes)

Operating income before the deduction of interest and income taxes. Used synonymously in this report with "net operating income" and "operating earnings."

EBITDA

Earnings before interest, taxes, depreciation and amortization. An operating earnings figure which, like EBIT, excludes exceptional influences. This presentation of operating earnings eliminates both leverage and tax charges (which differ from one country to another).

ECONOMIC VALUE ADDED (EVA)

An integrated system for corporate management via the consistent use of a single value parameter. The difference between earnings (before interest but after taxes), and the cost of capital.

FINANCIAL PRESS CONFERENCE

A press conference at which the audited figures for the past fiscal year are released.

GROSS DOMESTIC PRODUCT (GDP)

The total of all goods and services produced, plus nondeductible sales taxes, adjusted for goods consumed.

GROSS PROFIT

The difference between the selling price for merchandise exclusive of value-added tax (net sales revenues) and for the volume of merchandise used (net sales revenues – cost of goods sold = gross profit).

IASB

International Accounting Standards Board.

IFRIC

International Financial Reporting Interpretations Committee.

IFRS

International Financial Reporting Standards.

INCOME STATEMENT

Expenses and income listed against one another to determine the company's earnings and present where the earnings come from. A mandatory part of the annual financial statements.

INDEX

A value that measures the performance of a given group of securities.

INTERNATIONAL ACCOUNTING STANDARDS (IAS)

The accounting principles promulgated by the International Accounting Standards Committee (IASC).

ITEMS PERTAINING TO OTHER PERIODS

Both the assets and the liabilities side of every German balance sheet contain items pertaining to other periods. On the assets side, these are generally prepaid expenses; on the liabilities side, deferred income (income received in advance).

LIABILITIES AND SHAREHOLDERS' EQUITY

The items on the right side of a balance sheet laid out in standard accounting form. These provide information about the composition of a company's capital (where its resources come from), and about any accumulated profits for the accounting period.

MARKET CAPITALIZATION

The value of a company as determined by multiplying the number of outstanding shares of stock times the price per share.

MDAX

An index of the Deutsche Börse that as of March 24, 2003, includes the 50 largest listed companies (after the DAX 30) in conventional sectors. To be included in the MDAX, a company must be part of the "Prime Standard" segment.

NET OPERATING INCOME

A term for income from ordinary business activities. Operating income includes income from business operations together with net income from financial operations and equity investments.

NONCURRENT ASSETS

Assets kept for use over an extended term.

OTHER OPERATING INCOME

An item in the income statement. It covers all income from ordinary business activities that is not categorized as sales or work on own account capitalized.

PAR VALUE

The par value per share – often just called "par" – is the fixed proportion of a company's capital associated with each share of stock. Even though ESCADA shares have no official par value (they are known as "no-par shares"), they still have a "notional" or theoretical par value of EUR 5.12 per share.

PERFORMANCE

The changes in a stock's price over a given period.

REPORTING DATE

The end of a fiscal year (at ESCADA, October 31).

RETURN ON INVESTED CAPITAL (ROIC)

The ROIC is the quotient between income from business operations and operating assets.

SCOPE OF CONSOLIDATION

The set of companies consolidated into a group's "consolidated" financial statements.

SDAX

An index of the Deutsche Börse that as of March 24, 2003, contains the next 50 largest companies (in conventional sectors) after the MDAX. To be included in the SDAX, a company must be part of the "Prime Standard" segment.

SHAREHOLDERS' EQUITY

An item on the liabilities and shareholders' equity side of the balance sheet. Unlike borrowings (borrowed capital), equity is the funds raised by a company's owners to finance the company, or profits retained by the company.

STOCK OPTION PLAN

A shareholder value-oriented model for remunerating management. It depends on the stock's performance and the company's ROIC.

SALES

The first income item in the income statement. Revenues from the selling, rental and leasing of typical products, merchandise and services in the course of ordinary business operations, less reductions and sales tax.

WRITE-UPS

An increase in the book value of assets. This may be either the consequence of an increase in value even though the substance or nature of the asset has not changed, or a correction for excessive depreciation or amortization taken in prior accounting periods.

INDEX

A
Accessories 7, 38, 41, 49f., 64f., 78ff., 126
Analysts Recommendations 22
Assets 96f., 102, 140
Auditor's Report 136f.

B
Balance Sheet ESCADA AG 140f.
Balance Sheet ESCADA Group 96f.
Board of Management 9, 132
Bonds 22f., 46, 96f., 120, 141

C
Capital Expenditures 3, 46, 48, 79, 81, 102, 126f.
Cash Flow 48
Cash Flow Statement 48, 102, 116, 128
Changes in Assets 112
Company Performance 32f., 131
Communication 25, 50
Contingent Liabilities 129
Convertible Bond 23, 46, 120
Corporate Retail 51
Corporate Governance Report 26ff.
Cost of Capital 32f., 131
Credit Relations 25

D
DAX 22f.
Declaration of Compliance 26f., 131
Deferred Taxes 45, 96f., 111, 116, 118, 124f.
Depreciation and Amortization 44, 98f., 102, 110, 123, 139
De Rigo 68
Design 39, 79f., 130f.
Directors' Dealings 31
Distribution 51
Dividend 3, 25

E
Earnings per Share 3, 45, 98, 125
EBITDA ESCADA Accessories 65
EBITDA ESCADA Collection 57
EBITDA ESCADA Licenses 69
EBITDA ESCADA Sport 61
Economic Value Added (EVA®) 3, 32ff., 42f., 131
Employees 3, 8, 76, 83, 130f.
ESCADA Accessories 38, 64f.
ESCADA Collection 7, 38, 49, 51, 56, 79
ESCADA Eyewear 38, 68
ESCADA Kidswear 68
ESCADA Licenses 38, 68f.
ESCADA Sport 38, 49, 51, 60f., 79
Events subsequent to the Reporting Date 76, 131
Exchange Rates 84, 118, 129

F
Financial Assets 48, 96f., 102, 110f., 112, 115, 124
Financial Calendar 22
Financial Glossary 142ff.
Financial Instruments 84, 108, 111, 120, 128
Financial Result 98f., 102, 124, 138ff.
Forecast Report 43, 51, 64, 77ff.
Foreign Currency Translation 112f.
Franchise 7, 51, 74, 83

G
Gross Domestic Product (GDP) 40
Gross Profit 3, 44, 53, 73, 98f., 138f.

I
IAS 104, 108
IFRS (International Financial Reporting Standards) 104, 108
IFRIC 104, 108
Income Statement ESCADA AG 138ff.
Income Statement ESCADA Group 98f., 104, 112, 127
Information according to Sec. 315 HGB 85ff.
Intangible Assets 48, 96f., 102, 109f., 114, 123
Integrated Distribution 51
Interest 124
Inventories 46, 111, 115
Investor Relations 25, 35

L
Liabilities 46f., 96f., 111, 120f., 126f.
Liabilities and Shareholders Equity 96f., 140
Licenses 38, 49, 68f., 126f.
Logistics 49f.
Luxury/Goods 6, 8, 38f., 77ff., 83
Luxury Goods Markets 38, 41, 43, 77ff., 82

M
Marketing 44, 50
MDAX 22f.

N
Net Debt 3, 42, 47, 141
NOPAT 32f.
Number of ESCADA stores 51, 94

O
Operating Costs 44
Operative Cost Ratio 44
Opportunity Report 81ff.
Outlook 8, 77ff.

P
Personnel Expenses 44, 98f., 122, 139
PRIMERA 39, 43, 48f., 72ff., 104f., 139f.
Procter & Gamble Group 68
Production 46f., 49f., 76, 83, 130f.
Proposed Appropriation of Retained Earnings 141
Provisions and Accrued Liabilities 47, 96f., 102, 111, 116, 121f., 140f.

R
Rating 25, 82, 84
Remuneration Report 28f.
Report of the Supervisory Board 10ff.
Risk Report 81ff.

S
Scope of Consolidation 105ff., 115
SDAX 22, 23
Segment Reporting 49f.
Shareholder Structure 24
Share Price 22f.
Shares of Board Members 30, 130
Shops 14, 45, 48, 51, 74, 79, 94ff.
Stock 22ff., 85ff.
Stock Appreciation Rights 29, 31, 85, 119, 132
Stock Option Program 31, 85ff., 117ff.
Supervisory Board 10ff., 26ff., 85, 87, 133f.
Supervisory Board Committees 28

T
Targets 6f., 78ff.
Taxes 121, 124
Taxes on Income 98f., 121, 124f.
Tax Rate 45
Trade Accounts Receivable 116, 140

Published by
ESCADA AG
Investor Relations
Margaretha-Ley-Ring 1
85609 Aschheim/Munich
www.escada.com

Editing
Viona Brandt
Richard Lohner

Frank Elsner Kommunikation für
Unternehmen GmbH, Westerkappeln

Image Communication
Godo Krämer

Photographers
ESCADA campaign Spring/Summer 2008: Patrick Demarchelier
ESCADA SPORT campaign Spring/Summer 2008: Nico Bustos
ESCADA Flagship Store Berlin: Holger Albrich
Board of Management: Regina Recht

Concept and Design
Designclub Hamburg
Kai Brüninghaus

Printing
Bahruth Druck + Medien, Hamburg

This Annual Report is also available in German.

The English language version is a translation of the audited German Annual Report.

ESCADA

Ad-hoc announcement according to § 15 WpHG (German Securities Act)
Profit warning

ESCADA AG
Margaretha-Ley-Ring 1
D-85609 Aschheim/Munich, Germany

DE 0005692107
DE 000A0PNVB3
XS 0215685115

ESCADA lowers expectations for fiscal year 2007/2008

Munich, April 9, 2008 – On the background of a continually worsening market environment and based on the business figures at the end of March 2008 ESCADA AG is adjusting its expectations for fiscal year 2007/2008 (reporting date: October 31). From today's perspective the luxury women's fashion manufacturer is expecting consolidated sales to drop by a higher single-digit percentage point compared to last year's figure. The Group's EBITDA is currently estimated to fall short in the range of 25% versus last year. The Board of Management reckons that the result after taxes will be slightly positive. Based on a stable market environment ESCADA aimed to generate lower single-digit growth rates both for consolidated sales as well as Group EBITDA. The adjusted expectations reflect the further downturn of the economic environment of key markets over the last few weeks, and above all the heightened recessionary indicators in the USA.

Contact:
Viona Brandt
Investor Relations
Phone: ++49 – 89 – 99 44 13 36
viona.brandt@de.escada.com

ESCADA

PRESS RELEASE

ESCADA announces Apax Partners no longer pursue discussions and plans for equity investment in ESCADA

Munich, April 9, 2008 – The Board of Management of ESCADA AG confirms that it has been in talks with the equity company Apax Partners for several months and that Apax Partners have been granted limited insight into the company's commercial and financial conditions.

At the beginning of April 2008 Apax Partners informed the Board of Management, however, that they were not pursuing their plans for an equity investment in ESCADA AG any further and will therefore not continue negotiating.

In their statement Apax Partners praised the support they received from the Board of Management, but state that the recent evolution of the stock price and the weakness of the international financial markets do not give a basis for pursuing the project. The Board of Management would like to thank Apax Partners for their positive interest in ESCADA.

For further information:

Financial press:
Frank Elsner Kommunikation für Unternehmen GmbH
Phone: +49 – 5404 – 91 92 0
Fax: +49 – 5404 – 91 92 29
Mail: info@elsner-kommunikation.de

Investor Relations:
Viona Brandt, ESCADA
Phone: +49 89 9944 1336
Fax: +49 89 9944 1650
Mail: viona.brandt@de.escada.com

ESCADA

Financial Calendar ESCADA Group

January 15, 2008	Oppenheim 1st Dubai Conference
February 29, 2008	Balance Sheet Press Conference and Analyst Conference for Fiscal Year 2006/2007, Munich
February 29, 2008	Key Figures 1. Quarter 2007/2008 (November 2007– Januay 2008)
March 13-14, 2008	Oppenheim Small/Mid Cap Conference, Milan
April 17, 2008	Ordinary Shareholder Meeting for Fiscal Year 2006/2007, Munich
June 26, 2008	Half Year Report 2007/2008 (November 2007 – April 2008) Conference Call
September 19, 2008	Interim Report Nine Months 2007/2008 (November 2007 – July 2008) Conference Call
December 18, 2008	Preliminary Key Figures 2007/2008 Conference Call

ESCADA

The first three months of fiscal year 2007/2008

Key figures for ESCADA-Group (IAS/IFRS)

in million Euros	**3 months 2007/2008**	3 months 2006/2007
Sales	142.1	161.2
ESCADA brand	96.6	111.5
PRIMERA	52.2	56.7
Consolidation	- 6.7	- 7.0
Gross profit as % of sales	67.4	66.9
ESCADA brand	69.2	66.8
PRIMERA	55.6	58.9
EBITDA	6.8	21.6
ESCADA brand	5.6	16.0
PRIMERA	1.2	5.6
Profit before taxes	- 3.8	12.6
Group profit	- 3.9	6.9
Capital expenditures	3.1	3.7
Net debt (as of January, 31)	178.6	190.0
Employees (as of January, 31)	4,136	3,918
Stock price in Euro (as of January, 31)	12.40	33.75

Earnings per stock

	3 months 2007/2008	3 months 2006/2007
Group profit in million Euros	-3.9	6.9
Weighted number of issued no-par stocks	16,883,514	16,838,344
Undiluted earnings per stock in Euro	**-0.23**	**0.41**
Weighted potential no-par stocks from conversion of convertible bond and stock options	343,544	359,241
Total weighted and potential no-par stocks	17,227,058	17,197,585
Fully diluted earnings per stock in Euro	**-0.23**	**0.40**

ESCADA Group Overview

ESCADA Group is an international company for women's luxury fashion with a global presence in around 60 countries. The Group is divided up into the business units ESCADA and PRIMERA.

The business unit ESCADA includes the segments Fashion (ESCADA Collection and ESCADA Sport), Accessories (handbags and shoes) as well as Licenses (fragrances, eyewear kidswear). ESCADA stands for first-class fabrics, exclusiveness, highest workmanship and wearing comfort as well as color and femininity.

The business unit PRIMERA includes the apriori, cavita and Laurèl brands, and the BiBA retail chain. They operate in the mid-price to high-end segment of the fashion market.

Key statements on first three months of fiscal year 2007/2008

- **Business performance in first quarter weak as expected**
- **Currency-adjusted sales 9,1% down on previous year**
- **EBITDA of 6.8 million Euros**
- **Consolidated result after taxes for first quarter -3.9 million Euros**
- **"ESCADA Excellence" program fully on track: order intake +7% for Fall/Winter collections 2008**
- **Positive operative trend expected for second half of the year**
- **Targets for full fiscal year 2007/2008 confirmed**

Report on current situation of ESCADA Group

Overall assessment

As expected and already communicated, the ESCADA Group recorded a weak business performance during the first quarter of fiscal year 2007/2008 (November to January) and closed the quarter with a loss after taxes in the amount of 3.9 million Euros. The luxury women's fashion manufacturer is expecting to see a positive operative trend in the second half of the year, with consolidated sales and earnings for the full fiscal year 2007/2008 expected to increase in the region of a lower single-digit percentage range.

Sales performance

During the first three months of fiscal year 2007/2008 the ESCADA Group generated sales of 142.1 million Euros, a drop of 11.8 % on the same period of the previous year (161.2 million Euros).
Currency adjusted – that is on the basis of constant exchange rates – the minus in sales came to 9.1 %. Both business units, ESCADA as well as PRIMERA, registered declining sales, which was mainly due to an unsatisfactory response to their respective Fall/Winter collections 2007.

The assessment of sales by regions shows that in Europe (including Germany) revenues were down by 6.6% from 106.1 million Euros to 99.1 million Euros. German sales for the ESCADA brand climbed from 8.4 million Euros to 9.2 million Euros in the first quarter.

At 25.3 million Euros, sales in North America were 23.6% down from last year's level (33.1 million Euros). Currency-adjusted the sales minus in North America was 15.4%. Sales in the region Asia shrunk period-on-period by 19.5%, from last year's total of 22.0 million Euros down to 17.7 million Euros (currency adjusted: -13.2%)

Sales development by regions and business units

in million Euros	**3 months 2007/2008**	3 months 2006/2007	Change in %	**3 months 2007/2008** currency adjusted	Change in %
Europe, including Germany	99.1	106.1	-6.6	99.4	-6.3
North America	25.3	33.1	-23.6	28.0	-15.4
Asia	17.7	22.0	-19.5	19.1	-13.2
Total Group	**142.1**	**161.2**	**- 11.8**	**146.5**	**-9.1**
Total ESCADA	96.6	111.5	-13.4	101.0	-9.4
Total PRIMERA	52.2	56.7	-7.9	52.2	-7.9
Consolidation	-6.7	-7.0	4.3	-6.7	4.3
Total Group	**142.1**	**161.2**	**-11.8**	**146.5**	**- 9.1**

Earnings performance

The Group's **gross profit margin** for the first three months of the reporting year came to 67.4% and was thus 0.5 percentage points higher than at the same time the year before (66.9%). This increase is attributable to the ESCADA business unit, while the business unit PRIMERA registered a declining gross profit margin.

The **operative costs** - personnel expenses plus other operating expenses - totaled 95.1 million Euros, which is 4.3% up on the year before (91.2 million Euros). This was due to 2.8 million Euros higher marketing costs, which serve the repositioning measures for the ESCADA brand under the "ESCADA Excellence" program. Another factor was the weak Korean currency Won, which led to losses from foreign currency exchanges in the amount of 1.2 million Euros. At 37.7 million Euros, the personnel expenses were only marginally higher than the year before (+1.6%).

The **other operative income** came to 6.1 million Euros, which is 24.5% higher than the first quarter of fiscal 2006/2007 (4.9 million Euros).

The **consolidated earnings before interest, taxes, depreciation and amortization (EBITDA)** totaled 6.8 million Euros, which is substantially less than last first quarter's total of 21.6 million Euros (-68.5%). A lower sales basis combined with higher operative costs led to this decline. Both business units, ESCADA as well as PRIMERA, registered decreasing earnings.

Depreciations for the period November to January came to 6.0 million Euros as against 4.7 million Euros registered in the first quarter of 2006/2007. This increase is mainly due to depreciations in the ESCADA Collection segment as a result of the shorter depreciation terms for the shop fittings which were concluded last fiscal year.

The **Group result before interest and taxes (EBIT)** came to 0.8 million Euros, after having stood at 16.9 million Euros in the same period of last year.

At -4.6 million Euros the **financial result** was almost on a par with the level of last year's first quarter (-4.3 million Euros).

The **Group result before taxes (EBT)** came to -3.8 million Euros (last year's first quarter: 12.6 million Euros).

Tax expenses of 0.2 million Euros were substantially lower than in the first quarter of the previous year (5.7 million Euros).

The **Group's result after taxes and minority interests** for the first three months comes to -3.9 millions Euros after a consolidated profit of 6.9 million Euros for the same period of last year.

Asset position

At 417.3 million Euros the **balance sheet total** of the ESCADA Group was 12.8 million Euros less than at the end of the preceding fiscal year (430.1 million Euros).

The **non-current assets** totaled 194.1 million Euros and were thus 4.2 million Euros less than at October 31, 2007 (198.3 million Euros). The position property, plant and equipment decreased by 3.3 million Euros to 90.0 million Euros. This was due to the fact that capital expenditures of 3.1 million Euros were less than deprecations at 6.0 million Euros. The capitalized deferred taxes were recognized at 47.7 million Euros (October 31, 2007: 49.3 million Euros).

Current assets totaled 223.2 million Euros and were thus 8.6 million Euros less than at the end of the preceding fiscal year (231.8 million Euros). **Inventories** were seasonally up by 11.1 million Euros to 101.9 million Euros against the comparable reporting date. This was mainly due to an increase of 7.2 million Euros for the PRIMERA business unit. Compared with the end of the first quarter 2006/2007, inventories in the Group were cut by 5.9 million Euros.

Trade accounts receivable were seasonally down 8.8 million Euros to 52.9 million Euros from the reporting date October 31, 2007. Trade accounts receivable were also down compared with the first quarter of fiscal year 2006/2007 (-4.6 million Euros).

At 31.1 million Euros, **cash and cash equivalents** per January 31, 2008 were 10.7 million Euros down on the figure posted at the end of the preceding fiscal year. This change reflects the negative cash flow of the first three months.

Financial position

At 81.3 million Euros, the **Group's equity** (not including minority interests) remained on a par with the figure of October 31, 2007 (81.3 million Euros). Equity was affected by the negative quarterly result as well as the positive effects from foreign currency differences and changes in the position "Other capital". As a consequence of the lower balance sheet total the **economic equity ratio** (excluding minority interests and including the outstanding 2003/2013 convertible bond with a fixed conversion rate) came to 20.1% as against the 19.5% recorded at the end of the preceding fiscal year.

The **non-current liabilities** in the amount of 233.4 million Euros (October 31, 2007: 221.6 million Euros) are still very much dominated by the 2005/2012 bond with a nominal value of 200 million Euros and which was recognized in the balance sheet per January 31, 2008 at 197.0 million Euros.

Under the position **current liabilities** the **financial liabilities** were seasonally up from 6.1 million Euros to 9.1 million Euros. This increase was mainly incurred by the PRIMERA business unit. The strong decline in current provisions, down by 15.7 million Euros to 41.9 million Euros, is partly due to seasonal fluctuations as well as the scheduled realization of the structural measures under the "ESCADA Excellence" program and the associated utilization of provisions. All in all, current liabilities were down by 14.5 million Euros, from 126.9 million Euros to 112.4 million Euros.

At 178.6 million Euros ESCADA Group's **net debt** (interest-bearing debt less liquid assets, and not including outstanding non-interest-bearing convertible bonds) was 13.9 million Euros higher than the figure recorded at the end of the preceding fiscal year. Year-on-year, the comparison with the previous quarterly reporting on January 31, 2007, net debt is down by 11.4 million Euros.

Cash flow

For the first three months of fiscal year 2007/2008 the Group reports a negative **cash flow from operating activity** in the amount of 9.0 million Euros (last years first quarter: inflow of cash of 3.1 million Euros). Alongside the negative quarterly result it was above all the reduction of current provisions for consumption that had an effect here.

Investing activities used cash of 3.8 million Euros (vs. 3.7 million Euros used in the same period last year).

The **cash flow from financing activities** came to 2.6 million Euros (vs. 4.8 million Euros in the same period last year). This was mainly due to the increase of current financial liabilities.

Totaling up the cash flows, and allowing for the effects of differences in foreign exchange rates (-0.5 million Euros), the Group's total **cash and cash equivalents** at the end of the first quarter 2007/2008 were down by 10.7 million Euros from the beginning of the fiscal year.

ESCADA segment report

Sales and EBITDA				
in million Euros	**Sales**		**EBITDA**	
	3 months 2007/2008	3 months 2006/2007	**3 months 2007/2008**	3 months 2006/2007
ESCADA Collection	57.8	70.4	5.3	10.4
ESCADA Sport	23.6	24.7	0.8	4.8
ESCADA Accessories	6.2	6.5	-1.5	-1.0
ESCADA Licenses	0.2	0.7	2.0	1.4
Other	8.8	9.2	-1.0	0.4
Total ESCADA	**96.6**	111.5	**5.6**	16.0

The ESCADA business unit generated quarterly sales of 96.6 million Euros, which is a decline of 13.4% (first quarter 2006/2007: 111.5 million Euros). Currency-adjusted the minus was 9.4%. Apart from foreign currency effects this performance is the result of the weak response to the Fall/Winter collections 2007, which had already negatively affected the fourth quarter of fiscal year 2006/2007. The first quarter was furthermore affected by shift in deliveries of strong product groups for the Spring/Summer collections 2008, which will be shipped in the second quarter.

Another factor was the start of the newly launched Cruise collection of ESCADA Sport, which was already delivered at the end of the fourth quarter of fiscal year 2006/2007.

All four segments of ESCADA (ESCADA Collection, ESCADA Sport, ESCADA Accessories and ESCADA Licenses) recorded declining sales in the first quarter, with ESCADA Collection accounting for the biggest drop in sales.

Because of the lower sales basis and the simultaneous increase of operative costs the EBITDA of 5.6 million Euros for the ESCADA business unit was clearly well below the EBITDA registered for the same period of last year (16.0 million Euros). ESCADA Licenses, on the other hand, managed to raise its EBITDA by 0.6 million Euros. This was due to higher royalties from licenses.

PRIMERA segment report

Sales and EBITDA				
in million Euros	**Sales**		**EBITDA**	
	3 months 2007/2008	3 months 2006/2007	**3 months 2007/2008**	3 months 2006/2007
PRIMERA	**52.2**	56.7	**1.2**	5.6

The business unit PRIMERA with the brands apriori, BiBA, cavita and Laurèl records first quarter sales down by 7.9% to 52.2 million Euros (first quarter 2006/2007: 56.7 million Euros). This drop is primarily due to the unsatisfactory response to apriori and BiBA's Fall/Winter collections 2007. The Board of Management of PRIMERA AG reacted immediately with counter measures to eliminate quickly the deficits identified in the design and distribution of these brands.

At 1.2 million Euros the business unit's EBITDA was also significantly down on the same quarter of last year (5.6 million Euros).

Capital expenditures

ESCADA Group capital expenditures over the first three months of fiscal year 2007/2008 totaled 3.1 million Euros, which is thus less than for the first quarter of the year before (3.7 million Euros).

1.8 million Euros were for the ESCADA business unit (first quarter 2006/2007: 2.8 million Euros). The focus of these capital expenditures was on the reorientation and modernization of the company-own retail.

The capital expenditures at the PRIMERA business unit came to 1.3 million Euros in the first three months of 2007/2008 (last year's first quarter 2006/2007: 0.9 million Euros). The majority of these were for the further expansion of the BiBA-own retail.

Employees

As of the reporting date, January 31, 2008, the ESCADA Group employed 4,136 employees. This is an increase of 218 employees (+5.6%) compared with the same date last year. The vast majority of the new employees work for the production company EPAS in the Slovenian Radgona, which has been newly included in the Group's scope of consolidation. As a consequence of this inclusion the headcount for foreign operations increased by 189 to 2,086 employees as against January 31, 2007.
Year-on-year comparison per reporting dates shows that in Germany 29 new employees joined the company, bringing the total to 2,050 employees.

Personnel changes in the company's governing boards

Mr. Hans-Jörg Rudloff resigned from his position as Chairman of the Supervisory Board of ESCADA AG for personal reasons and left the Board as of December 5, 2007.

Significant events subsequent to the reporting period

On February 27, 2008 the Supervisory Board of ESCADA AG unanimously elected Mr. Claus Mingers as the Board's new Chairman. Mr. Mingers has been a member of the Supervisory Board of ESCADA AG since May 14, 2007. Until March 31, 2007 he held the post of Deputy CEO and member of the Executive Board of Douglas Holding AG.

Outlook for full fiscal year 2007/2008

The consistent implementation of the strategy program "ESCADA Excellence" launched in June 2007 for a period of five years remains the focus of Group activities. The program comprises a wide variety of measures that shall lay the foundation for accelerated sales growth and higher profitability.

At the end of the first quarter of fiscal year 2007/2008 the program was well on track with progress being made above all in the collection management and the product offer. This is reflected in a 7% increase on last year in order intakes for the Fall/Winter collections 2008.

For the full fiscal year 2007/2008 the Board of Management confirms its forecast of December 20, 2007 and is targeting growth rates in the lower single-digit percentage range for consolidated sales and Group EBITDA as well as a positive result after taxes. This estimate is based on a moderate business performance during the first six months and a more dynamic development in the second half of the year.

This outlook is based on the assumption that the general economic environment does not deteriorate significantly.

Aschheim/Munich, in March 2008
ESCADA AG
The Board of Management

Interim Financial Statement of ESCADA Group per January 31, 2008

Accounting and reporting principles

The consolidated interim financial statement of ESCADA AG per January 31, 2008 was prepared like the consolidated interim financial statement per January 31, 2007 and consolidated annual financial statement per October 31, 2007, in accordance with International Financial Reporting Standards (IFRS) and their interpretations in effect as of the applicable reporting date. The rules and regulations under IAS 34 regarding interim reporting statements found particular application.

The reporting, valuation and consolidation methods applied are the same as those used in the consolidated interim financial statements as of January 31, 2007 and the consolidated annual financial statement as of October 31, 2007. In compliance with IAS 1.91, we refer to the Notes to the consolidated annual financial statement as of October 31, 2007, where the principles applied are explained in all due detail.

The interim annual financial statements presented herewith were not reviewed by our independent auditors.

Scope of consolidation

In addition to the parent company, ESCADA AG, the consolidated Group covered by the interim financial statements comprises 41 fully consolidated companies.

ESCADA GROUP CONSOLIDATED BALANCE SHEET

ASSETS	Group 01/31/2008	ESCADA 01/31/2008	PRIMERA 01/31/2008	Others 01/31/2008	Consolidation 01/31/2008	Group 10/31/2007	ESCADA 10/31/2007	PRIMERA 10/31/2007	Others 10/31/2007	Consolidation 10/31/2007
Noncurrent assets										
Intangible assets	46,8	35,0	16,7	0,0	-4,9	46,8	35,4	16,3	0,0	-4,9
Property, plant and equipment	90,0	63,6	26,4	0,0	0,0	93,3	67,3	26,0	0,0	0,0
Financial assets	9,6	40,4	0,2	0,0	-31,0	8,9	31,1	0,3	0,0	-22,5
Deferred tax credits	47,7	47,5	0,2	0,0	0,0	49,3	48,9	0,4	0,0	0,0
Total noncurrent assets	**194,1**	**186,5**	**43,5**	**0,0**	**-35,9**	198,3	182,7	43,0	0,0	-27,4
Current assets										
Inventories	101,9	72,7	29,2	0,0	0,0	90,8	68,8	22,0	0,0	0,0
Trade accounts receivable	52,9	34,3	18,6	0,0	0,0	61,7	41,2	20,5	0,0	0,0
Other current assets	33,9	35,9	10,2	1,5	-13,7	31,6	38,8	6,6	0,6	-14,4
Tax credits	3,4	3,4	0,0	0,0	0,0	5,9	3,4	2,5	0,0	0,0
Cash and cash equivalents	31,1	29,0	2,1	0,0	0,0	41,8	38,0	3,8	0,0	0,0
Total current assets	**223,2**	**175,3**	**60,1**	**1,5**	**-13,7**	231,8	190,2	55,4	0,6	-14,4
Total assets	**417,3**					430,1				

LIABILITIES AND SHAREHOLDERS' EQUITY	Group 01/31/2008	ESCADA 01/31/2008	PRIMERA 01/31/2008	Others 01/31/2008	Consolidation 01/31/2008	Group 10/31/2007	ESCADA 10/31/2007	PRIMERA 10/31/2007	Others 10/31/2007	Consolidation 10/31/2007
Shareholders' equity										
Shareholders' equity	81,3					81,3				
Minority interests	0,2					0,3				
Total shareholders' equity	**81,5**					81,6				
Noncurrent liabilities										
Bonds	197,0	197,0	0,0	0,0	0,0	196,7	196,7	0,0	0,0	0,0
Long-term financial liabilities	0,4	0,4	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0
Other long-term liabilities	16,8	13,9	33,9	0,0	-31,0	15,3	11,1	26,7	0,0	-22,5
Long-term provisions and accrued liabilities	5,3	5,2	0,1	0,0	0,0	5,5	5,2	0,3	0,0	0,0
Deferred tax liabilities	3,9	3,9	0,0	0,0	0,0	4,1	4,1	0,0	0,0	0,0
Total noncurrent liabilities	**223,4**	**220,4**	**34,0**	**0,0**	**-31,0**	221,6	217,1	27,0	0,0	-22,5
Current liabilities										
Short-term financial liabilities	9,1	6,2	2,9	0,0	0,0	6,1	5,8	0,3	0,0	0,0
Other short-term liabilities	23,9	19,8	17,8	0,0	-13,7	28,9	26,8	16,5	0,0	-14,4
Short-term provisions and accrued liabilities	46,8	38,8	8,0	0,0	0,0	57,6	45,8	11,8	0,0	0,0
Trade accounts payable	29,4	21,3	8,1	0,0	0,0	33,5	24,8	8,7	0,0	0,0
Tax liabilities	3,2	3,2	0,0	0,0	0,0	0,8	0,6	0,2	0,0	0,0
Total current liabilities	**112,4**	**89,3**	**36,8**	**0,0**	**-13,7**	126,9	103,8	37,5	0,0	-14,4
Total liabilities and shareholders' equity	**417,3**					430,1				

ESCADA GROUP CONSOLIDATED INCOME STATEMENT

	Group	ESCADA	PRIMERA	Others	Consolidation	Group	ESCADA	PRIMERA	Others	Consolidation
	3 Months 2007/2008	**3 Months 2007/2008**	**3 Months 2007/2008**	**3 Months 2007/2008**	**3 Months 2007/2008**	3 Months 2006/2007	3 Months 2006/2007	3 Months 2006/2007	3 Months 2006/2007	3 Months 2006/2007
Sales	**142,1**	**96,6**	**52,2**	**0,0**	**-6,7**	161,2	111,5	56,7	0,0	-7,0
Changes in finished goods and work in progress	9,8	3,2	6,6	0,0	0,0	6,4	-3,3	9,7	0,0	0,0
Cost of materials	56,1	33,0	29,8	0,0	-6,7	59,7	33,7	33,0	0,0	-7,0
Gross profit	**95,8**	**66,8**	**29,0**	**0,0**	**0,0**	107,9	74,5	33,4	0,0	0,0
Personnel expenses	37,7	24,2	13,5	0,0	0,0	37,1	23,4	13,7	0,0	0,0
Other operating expenses	57,4	42,4	15,2	0,0	-0,2	54,1	39,5	14,7	0,0	-0,1
Other operating income	6,1	5,4	0,9	0,0	-0,2	4,9	4,4	0,6	0,0	-0,1
EBITDA	**6,8**	**5,6**	**1,2**	**0,0**	**0,0**	21,6	16,0	5,6	0,0	0,0
Depreciation and amortization	6,0	4,9	1,1	0,0	0,0	4,7	3,6	1,1	0,0	0,0
EBIT	**0,8**	**0,7**	**0,1**	**0,0**	**0,0**	16,9	12,4	4,5	0,0	0,0
Net financial expenses	-4,6	-3,7	-0,9	0,0	0,0	-4,3	-3,8	-0,5	0,0	0,0
Profit/loss before taxes	**-3,8**	**-3,0**	**-0,8**	**0,0**	**0,0**	12,6	8,6	4,0	0,0	0,0
Taxes on income	0,2	0,2	0,0	0,0	0,0	5,7	4,1	1,6	0,0	0,0
Profit/loss after taxes	**-4,0**	**-3,2**	**-0,8**	**0,0**	**0,0**	6,9	4,5	2,4	0,0	0,0
Minority interests	-0,1	-0,1	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0
Consolidated profit/loss	**-3,9**	**-3,1**	**-0,8**	**0,0**	**0,0**	6,9	4,5	2,4	0,0	0,0

ESCADA GROUP STATEMENT OF CHANGES IN EQUITY

in million Euros

	Issued capital	Additional paid-in capital	Legal reserves	Other earnings reserves	Retained earnings	Foreign currency translation differences	Other capital	Minority interests	Total
Balance on October 31, 2006	**86,2**	**16,3**	**0,7**	**18,3**	**4,7**	**-17,1**	**1,0**	**-0,5**	**109,6**
Profit 11/1/2006 - 01/31/2007					6,9			0,0	6,9
Foreign currency translation differences						-1,0			-1,0
Other capital							0,9		0,9
Balance on January 31, 2007	**86,2**	**16,3**	**0,7**	**18,3**	**11,6**	**-18,1**	**1,9**	**-0,5**	**116,4**
Balance on October 31, 2007	**86,4**	**16,5**	**0,7**	**29,9**	**-34,2**	**-20,1**	**2,1**	**0,3**	**81,6**
Profit/Loss 11/1/2007 - 01/31/2008					-3,9			-0,1	-4,0
Foreign currency translation differences						3,1			3,1
Other capital							0,8		0,8
Balance on January 31, 2008	**86,4**	**16,5**	**0,7**	**29,9**	**-38,1**	**-17,0**	**2,9**	**0,2**	**81,5**

ESCADA GROUP CASH FLOW STATEMENT

in million Euros

	3 months 2007/2008	3 months 2006/2007
Cash flows from operating activities		
Consolidated result before taxes	-3,8	12,6
Adjustments for:		
Depreciation of property, plant and equipment and intangible assets	6,0	4,7
Financial result	4,6	4,3
Decrease/increase in long-term provisions	-0,2	0,3
Other non-cash expenses and income	4,5	1,7
Gross cash flow	**11,1**	**23,6**
Decrease in short-term provisions	-10,7	-4,4
Loss from the disposal of fixed assets	0,0	0,4
Decrease/increase in inventories, trade accounts receivable and other assets	0,1	-3,1
Decrease in trade accounts payable and other liabilities	-8,4	-12,7
Cash and cash equivalents generated by operating activities	**-7,9**	**3,8**
Interest paid	-1,2	-0,9
Interest received	0,3	0,3
Income taxes paid and received	-0,2	-0,1
Net cash and cash equivalents from operating activities	**-9,0**	**3,1**
Cash flows from investing activities		
Expenditures for capital expenditures in intangible assets and property, plant and equipment	-3,1	-3,7
Other expenditures/repayments of financial assets	-0,7	0,0
Net cash and cash equivalents used in investing activities	**-3,8**	**-3,7**
Cash flows from financing activities		
Payments for liabilities from finance leasing	-0,5	-0,4
Proceeds from borrowings	3,1	5,2
Net cash and cash equivalents used in financing activities	**2,6**	**4,8**
Net decrease/increase in cash and cash equivalents	-10,2	4,2
Effect of exchange rate changes	-0,5	-0,3
Cash and cash equivalents at the beginning of period	41,8	20,1
Cash and cash equivalents at the end of period	**31,1**	**24,0**

KEY FIGURES BY LINE OF BUSINESS FOR SEGMENT REPORTING

in million Euros

	3 Months 2007/2008	3 Months 2006/2007	3 Months 2007/2008	3 Months 2006/2007	3 Months 2007/2008	3 Months 2006/2007	3 Months 2007/2008	3 Months 2006/2007	3 Months 2007/2008	3 Months 2006/2007	3 Months 2007/2008	3 Months 2006/2007	3 Months 2007/2008	3 Months 2006/2007	3 Months 2007/2008	3 Months 2006/2007	3 Months 2007/2008	3 Months 2006/2007	3 Months 2007/2008	3 Months 2007/2008	3 Months 2007/2008	3 Months 2006/2007
	ESCADA Collection		ESCADA Sport		Accessories		Licenses		Others		Adjustments		ESCADA		PRIMERA		Others		Consolidation		Group	
Sales	57,8	70,4	23,6	24,7	6,2	6,5	0,2	0,7	8,8	9,2			96,6	111,5	52,2	56,7	0,0	0,0	-6,7	-7,0	142,1	161,2
EBITDA	5,3	10,4	0,8	4,8	-1,5	-1,0	2,0	1,4	-1,0	0,4			5,6	16,0	1,2	5,6	0,0	0,0	0,0	0,0	6,8	21,6
Depreciation and amortization	2,9	2,0	1,1	0,8	0,4	0,3	0,1	0,1	0,4	0,4			4,9	3,6	1,1	1,1	0,0	0,0	0,0	0,0	6,0	4,7
EBIT	2,4	8,4	-0,3	4,0	-1,9	-1,3	1,9	1,3	-1,4	0,0			0,7	12,4	0,1	4,5	0,0	0,0	0,0	0,0	0,8	16,9
Capital expenditures	1,0	2,2	0,5	0,4	0,0	0,1	0,0	0,0	0,3	0,1			1,8	2,8	1,3	0,9	0,0	0,0	0,0	0,0	3,1	3,7
Noncash expenditures	0,2	0,2	0,1	0,1	0,1	0,1	0,0	0,0	0,0	0,0			0,4	0,4	0,0	0,0	0,0	0,0	0,0	0,0	0,4	0,4
	01/31/2008	10/31/2007	01/31/2008	10/31/2007	01/31/2008	10/31/2007	01/31/2008	10/31/2007	01/31/2008	10/31/2007	01/31/2008	10/31/2007	01/31/2008	10/31/2007	01/31/2008	10/31/2007	01/31/2008	10/31/2007	01/31/2008	10/31/2007	01/31/2008	10/31/2007
Assets	129,8	133,7	61,2	63,4	15,9	17,4	1,2	1,0	36,7	39,3	116,9	118,1	361,8	372,9	103,6	98,4	1,5	0,6	-49,6	-41,8	417,3	430,1
Liabilities	63,0	70,6	25,0	28,0	7,8	8,8	0,3	0,3	6,1	6,6	207,5	206,6	309,7	320,9	70,8	64,5	0,0	0,0	-44,7	-36,9	335,8	348,5

KEY FIGURES BY REGION FOR SEGMENT REPORTING

in million Euros

	3 Months 2007/2008	3 Months 2006/2007	3 Months 2007/2008	3 Months 2006/2007	3 Months 2007/2008	3 Months 2006/2007	3 Months 2007/2008	3 Months 2006/2007	3 Months 2007/2008	3 Months 2006/2007	3 Months 2007/2008	3 Months 2006/2007	3 Months 2007/2008	3 Months 2006/2007	3 Months 2007/2008	3 Months 2006/2007	3 Months 2007/2008	3 Months 2006/2007	3 Months 2007/2008	3 Months 2006/2007	3 Months 2007/2008	3 Months 2006/2007
	Germany		Rest of Europe		North America		Asia		Others		Adjustments		ESCADA		PRIMERA		Others		Consolidation		Group	
Sales	9,2	8,4	30,7	34,4	24,8	32,7	17,4	21,9	14,5	14,1			96,6	111,5	52,2	56,7	0,0	0,0	-6,7	-7,0	142,1	161,2
Capital expenditures	0,3	1,2	1,1	0,2	0,1	0,5	0,3	0,9					1,8	2,8	1,3	0,9	0,0	0,0	0,0	0,0	3,1	3,7
	01/31/2008	10/31/2007	01/31/2008	10/31/2007	01/31/2008	10/31/2007	01/31/2008	10/31/2007			01/31/2008	10/31/2007	01/31/2008	10/31/2007	01/31/2008	10/31/2007	01/31/2008	10/31/2007	01/31/2008	10/31/2007	01/31/2008	10/31/2007
Assets	98,7	101,4	96,5	98,7	27,0	31,5	22,7	23,2			116,9	118,1	361,8	372,9	103,6	98,4	1,5	0,6	-49,6	-41,8	417,3	430,1

Share ownership and subscription rights of members of the governing boards

Share ownership of members of the governing boards (common stocks) per January 31, 2008:

Board of Management:

Jean-Marc Loubier	1,000
Beate Rapp	——
Markus Schürholz	1,000

Supervisory Board:

Rustam Aksenenko	4,512,453
Jean-Christophe Hocke	1,250
Claus Mingers	7,000

As of January 31, 2008, no portions in ESCADA's convertible bond (DE0005568174) or the ESCADA bond (XS0215685115) were held by the members of the Board of Management and the Supervisory Board.

As of January 31, 2008, members of the Board of Management held no stock options (prior year: 15,000) and 73,333 Stock Appreciation Rights (prior year: 115,000). Additionally, members of the management of Group companies held no stock options (prior year: 5,000) as well as 47,500 Stock Appreciation Rights (prior year: 47,500). Other members of management held 50,000 stock options (prior year: 82,500) and 22,500 Stock Appreciation Rights (prior year: 5,000).

Financial calendar

Annual Shareholders' Meeting Fiscal Year 2006/2007, Munich	April 17, 2008
Interim report, First Half Year 2007/2008	June 26, 2008
Interim report, Nine Months 2007/2008	September 19, 2008
Preliminary Key Figures Fiscal Year 2007/2008	December 18, 2008

For further information

Investor Relations
Viona Brandt
ESCADA AG
Tel: 49 – 89 – 99 44 13 36
Fax: 49 – 89 – 99 44 16 50
Mail: viona.brandt@de.escada.com
http://investor-relations.escada.com

Financial and Business Press
Frank Elsner
Frank Elsner Kommunikation für Unternehmen GmbH
Tel: 49 – 54 04 – 91 92 0
Fax: 49 – 54 04 – 91 92 29
Mail: info@elsner-kommunikation.de

Contact for private shareholders
Mail: escada@aktionaersinfo.de

This report is also available in German.

END